As confidentially submitted to the Securities and Exchange Commission on June 5, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-[       ]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
The Metals Royalty Company Inc.
(Exact name of registrant as specified in its charter)
British Columbia, Canada (State or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
1900 Dome Tower
333 7th Ave SW
Calgary, AB, T2P 2Z1
(403) 984-1941
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 800-221-0102
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Benjamin K. Marsh Paul Heller Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800	Evan Straight Blake, Cassels & Graydon LLP 1133 Melville Street Suite 3500, The Stack, Vancouver, BC, V6E 4E5 (604) 631-3300
Approximate date of commencement of proposed sale to the public:   As soon as practicable after this registration statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒ If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion Dated June   , 2026
PRELIMINARY PROSPECTUS
            Common Shares
This prospectus relates to the resale by the selling shareholders, or their permitted transferees (collectively, “Selling Shareholders”) identified in this prospectus of 6,843,952 common shares, without par value (the “Common Shares”), of The Metals Royalty Company Inc. This prospectus also covers any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.
The Common Shares covered by this prospectus include (i) 6,164,141 Common Shares (the “PIPE Shares”) issued to certain Selling Shareholders in connection with the closing of a private placement offering at a price of $13.00 per Common Share (the “PIPE Financing”) pursuant to certain subscription agreements (the “PIPE Subscription Agreements”), (ii) 576,923 Common Shares (the “Royalty Acquisition Shares”) issued as partial consideration for the sale to TMCR USA Operations Inc., our indirect wholly-owned subsidiary, of the Mesabi Royalty (as defined herein) pursuant to the royalty purchase agreement, dated as of May 6, 2026, as amended on June 1, 2026 (the “Royalty Purchase Agreement”), by and among TMCR USA Operations Inc., the Company, Ironclad Royalties LLC and Mesabi Investments (USA) LLC, at an issue price of $13.00 per Common Share, both of which closed on June 1, 2026, (iii) 24,999 Common Shares issued to certain vendors of the Company as payment for services to the Company (the “Service Shares”) and (iv) 77,889 Commitment Fee Shares issued in satisfaction of the commitment fee due to YA II PN, Ltd. pursuant to the Standby Equity Purchase Agreement between the Company and YA II PN, Ltd. dated as of July 18, 2025 (the “Commitment Fee Shares” and, together with the PIPE Shares and the Royalty Acquisition Shares and the Service Shares, the “Resale Shares”).
We are registering the offer and sale of the Resale Shares described above to satisfy certain registration rights we have granted pursuant to the PIPE Subscription Agreements and the Royalty Purchase Agreement. We are registering these Resale Shares for resale by the Selling Shareholders named in this prospectus, or their transferees, pledgees, donees or assignees or other successors-in-interest that receive any of the shares as a gift, distribution, or other non-sale related transfer. The Selling Shareholders may offer all or part of the securities for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. These Resale Shares are being registered to permit the Selling Shareholders to sell securities from time to time, in amounts, at prices and on terms determined at the time of offering. The Selling Shareholders may sell these securities through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section titled “Plan of Distribution”. In connection with any sales of Resale Shares offered hereunder, the Selling Shareholders, any underwriters, agents, brokers or dealers participating in such sales may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).
All of the Resale Shares offered by the Selling Shareholders pursuant to this prospectus will be sold by the Selling Shareholders for their respective accounts. We will not receive any of the proceeds from such sales.
We qualify as an “emerging growth company” as defined in the Securities Act and, as such, we may elect to comply with certain reduced reporting requirements. See “Prospectus Summary-Implications of Being an Emerging Growth Company.”
Our Common Shares are listed on the Nasdaq Capital Market under the symbol “TMCR.” On            , 2026, the last reported sales price of our Common Shares on the Nasdaq Capital Market was $        .
Investing in our Common Shares involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before buying our Common Shares.
Neither the Securities and Exchange Commission nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus dated            , 2026.

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form F-1 that we filed with the U.S. Securities and Exchange Commission (the “Commission”). Under this registration statement on Form F-1, the Selling Shareholders may, from time to time offer and sell, an aggregate of 6,843,952 Common Shares.
This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits, and the information incorporated by reference in this prospectus. This prospectus, together with the documents incorporated by reference into this prospectus, includes all material information relating to the offering of securities under this prospectus. Before purchasing our Common Shares, you should carefully read this prospectus, together with the additional information described under the heading “Where You Can Find Additional Information”.
We and the Selling Shareholders have not authorized anyone to provide you with information other than that contained in this prospectus or in any accompanying prospectus supplement or free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the Selling Shareholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any jurisdiction where offers or sales are not permitted. You should assume that the information appearing in this prospectus or in the documents incorporated by reference and any applicable prospectus supplement is accurate only as of the date on its respective cover, even though this prospectus may be delivered or securities may be sold under this prospectus on a later date. Our business, financial condition, results of operations and prospects may have changed since those dates. Except as otherwise set forth in this prospectus, we have not taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.
The Selling Shareholders may not sell these securities until the registration statement filed with the Commission is effective. We are not, and the Selling Shareholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus unless otherwise specified herein. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.
Unless otherwise indicated, references in this prospectus to “TMCR,” the “Company,” “we,” “us” and “our” refer to The Metals Royalty Company Inc., a company incorporated under the laws of British Columbia, Canada.
Please refer to “Prospectus Summary — Glossary” for definitions of certain other terms used in this prospectus.
PRESENTATION OF FINANCIAL INFORMATION
Unless indicated otherwise, our financial information in this prospectus and the information incorporated by reference herein has been prepared on a basis consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. In making an investment decision, investors must rely on their own examination of our results and consult with their own professional advisors. We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

TECHNICAL AND THIRD PARTY INFORMATION
This prospectus provides summary information about each of our royalty interests, as well as more detailed information about our material properties. As of the date of this prospectus, our royalty interests in (i) the NORI Property operated by TMC the metals company Inc. (“TMC” or “The Metals Company”) and (ii) the Mesabi Property operated by Mesabi Metallics Company LLC (“Mesabi Metallics”) are each material properties for purposes of Subpart 1300 of Regulation S-K (“S-K 1300”). In making each materiality determination, management considered, among other factors, that each royalty interest is expected to be a principal source of our future revenue. While the NORI Royalty applies to all NORI Areas, management considers NORI Area D as the material portion of the NORI Property for the purposes of the NORI Royalty, primarily because it is the only NORI Area that is currently subject to an application by TMC for a commercial recovery permit under the NOAA. The Mesabi Royalty is held by our indirect wholly-owned subsidiary, TMCR USA Operations Inc. TMC owns approximately 13,923,077 (or approximately 22.4%) of our issued and outstanding Common Shares as of the date of this prospectus and has the right to nominate a director to our board of directors.
We are a royalty company. We do not operate, develop or control the NORI Property or the Mesabi Property, and we do not independently prepare or verify the operator-generated data relating to those properties. In connection with our acquisition of the Mesabi Royalty in May 2026, we engaged DRA Americas, Inc. (“DRA”), an independent engineering and geosciences consulting firm, to prepare on our behalf a technical report summary in respect of the Mesabi Property in accordance with S-K 1300 (the “Mesabi TRS”). The mineral resource estimate set forth in the Mesabi TRS, which has an effective date of January 14, 2026, was prepared by Dr. Schadrac Ibrango, P.Geo., Ph.D., MBA, of DRA, and the mineral reserve estimate set forth in the Mesabi TRS, which has an effective date of May 22, 2026, was prepared by Nigel Fung, P.Eng., of DRA. The remaining sections of the Mesabi TRS, including those addressing property description, geology, mineral processing and metallurgical testing, mining and processing methods, general infrastructure, tailings storage facility design, water management and water balance, environmental studies and permitting, capital cost estimates, and economic analysis, were prepared by other Qualified Persons of DRA and, in respect of the tailings storage facility, by NewFields Canada Inc., and, in respect of water management, water balance and environmental matters, by Stantec Consulting Services Inc. Each Qualified Person named in the Mesabi TRS is independent of TMCR within the meaning of S-K 1300. The Mesabi TRS is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part, and the consents of DRA, NewFields Canada Inc., Stantec Consulting Services Inc. and each Qualified Person named in the Mesabi TRS are filed as Exhibit 23.3-5 pursuant to Securities Act Rule 436 and Item 1302(b)(4) of Regulation S-K.
We have not engaged a qualified person to prepare a technical report summary in respect of the NORI Property. Under S-K 1300, including Items 1303(a)(3) and 1304(a)(2), a company that holds a stream, royalty or similar interest may, in certain circumstances, omit information that would otherwise be required where obtaining the required information and preparing the related disclosure would result in an unreasonable burden or expense to the Company. In light of our size and the early stage of our business, we have determined that obtaining and preparing a separate S-K 1300 technical report summary for the NORI Property at this time would result in an unreasonable burden or expense within the meaning of Items 1303(a)(3) and 1304(a)(2) of Regulation S-K. Accordingly, we rely on those accommodations with respect to the NORI Royalty and do not disclose estimates of mineral resources, mineral reserves, recoverable resources, expected life of mine or estimated revenue over life of project for the NORI Royalty in this prospectus.
Sources of Information
NORI Property.
TMC, the operator of the NORI Property, has filed with the SEC (i) a report titled “Prefeasibility Study for NORI Area D: Technical Report Summary,” dated August 4, 2025 (the “Area D Report”) and (ii) a report titled “Technical Report Summary — Initial Assessment of TOML and NORI Properties, Clarion-Clipperton Zone,” dated August 4, 2025 (the “Initial Assessment,” and together with the Area D Report, the “NORI Technical Reports”). NORI Area D is in the development stage; NORI Areas A, B and

C remain in the exploration stage. The NORI Technical Reports, while providing important information about the NORI Property, do not provide information sufficient for qualified persons acting on behalf of the Company to arrive at sufficient findings and conclusions, or to prepare adequate supporting documentation, for us to disclose mineral resources or mineral reserves, or related economic analysis, for the NORI Property under S-K 1300 without unreasonable burden or expense to the Company. The NORI Technical Reports shall not be deemed to be incorporated by reference into this prospectus or any future filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure herein relating to the NORI Property is based entirely on information publicly disclosed by TMC, and we are dependent on TMC’s publicly available information to prepare disclosure pertaining to the NORI Property and operations thereon. The Initial Assessment includes six areas (TOML A, B, C, D, E and F) over which TMCR has no interest pursuant to the NORI Royalty Agreement or otherwise.
Mesabi Property.
The disclosure in this prospectus relating to the Mesabi Property is based on, and supported by, the Mesabi TRS, together with information provided to us by Mesabi Metallics as operator of the Mesabi Property. As a non-operating royalty holder, we do not have access to drill core, assay data, sample preparation or analytical procedures other than as reported to us by Mesabi Metallics and the qualified persons responsible for the Mesabi TRS, and we rely on those qualified persons to verify, in accordance with their professional and S-K 1300 obligations, the data, information and supporting documentation on which the mineral resource and mineral reserve estimates in respect of the Mesabi Property are based. We are also dependent on Mesabi Metallics to provide accurate and timely information for use in our future periodic and current reports filed with the SEC, including in respect of any updates or revisions to mineral resources and mineral reserves at the Mesabi Property.
PRESENTATION OF ESTIMATED RESERVES AND REVENUE, LIFE OF MINE AND SIMILAR INFORMATION
Under S-K 1300, disclosure of mineral resources and mineral reserves must be based on, and accurately reflect, information and supporting documentation prepared by one or more “qualified persons,” as such term is defined in S-K 1300. A registrant is responsible for determining that a person meets the qualifications specified under the definition of qualified person and that the disclosure in the registrant’s filing accurately reflects the information provided by the qualified person. The mineral resource and mineral reserve disclosure contained in this prospectus in respect of the Mesabi Property has been prepared in accordance with S-K 1300 and is supported by the Mesabi TRS. See “Business — Mesabi Property — Summary of Mineral Resources and Mineral Reserves” and Appendix C.
Investors are cautioned that, until mineral deposits are actually mined and processed, any mineral resources and mineral reserves disclosed in this prospectus must be considered estimates only. Mineral resource and mineral reserve estimates are expressions of judgment based on knowledge, analysis of drilling results and industry practices, and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. Mineral resources are not mineral reserves and do not have demonstrated economic viability. The grade, quantity and recovery of metals or minerals ultimately produced from the Mesabi Property may differ materially from those interpreted from drilling results, bench-scale and pilot-scale testing or otherwise estimated in the Mesabi TRS. Inferred mineral resources have the lowest level of geological confidence of all mineral resources; inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically, and it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. All mineral reserves disclosed in respect of the Mesabi Property are classified as Probable and not Proven, which reflects a lower level of confidence than would apply to Proven mineral reserves. Mineral resource and mineral reserve estimates may also be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing or other factors, including any failure by the operator to obtain or maintain required permits and approvals. There can be no assurance that the mineral resources or mineral reserves disclosed in this prospectus in respect of the Mesabi Property will be realized.
Any future change in the assumptions, methodologies or supporting information underlying the Mesabi TRS, or any amendment, restatement or replacement of the Mesabi TRS, could result in material changes to the mineral resource and mineral reserve estimates disclosed in this prospectus and, where applicable, to mine plans, life-of-mine assumptions and project-level economics. Capital and operating cost estimates disclosed in this prospectus in respect of the Mesabi Property are forecasts and are subject to revision based on numerous factors, including inflation, supply chain conditions, labor costs, equipment availability, regulatory developments and operator decisions. See “Risk Factors.”

PROSPECTUS SUMMARY
This summary highlights select information contained elsewhere in this prospectus and does not contain all the information you should consider before making an investment decision. You should read the entire prospectus and the documents incorporated by reference herein carefully, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the accompanying notes included elsewhere in this prospectus, including the documents incorporated by reference herein, before making an investment decision. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we,” “us,” “our,” the “Company,” “TMCR” and similar terms refer to The Metals Royalty Company Inc.
Business Overview
We are engaged in the acquisition and management of critical metals and mineral royalties, streams and other similar interests. We are focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and re-industrialization. We aim to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain.
Our royalty-based business model is designed to enable us to participate in the long-term potential cash flows and commodity upside of large-scale, strategically significant critical metals and mineral assets, with reduced exposure to operational, development or environmental risks typically associated with resource production operations. We believe we are well-positioned to benefit from growth in the global demand for critical metals and minerals and the resulting needs of operators for alternative sources of financing to fund their mining and extraction operations.
Following our acquisition of the Mesabi Royalty in May 2026, our portfolio consists of two royalty interests: (i) the NORI Royalty, a 2.0% gross overriding royalty on the NORI Property, a polymetallic nodule project being developed by The Metals Company in the Clarion-Clipperton Zone of the north-east Pacific Ocean (the “CCZ”), located approximately 1,500 miles southwest of San Diego, California; and (ii) the Mesabi Royalty, an indexed gross production revenue royalty (with a revenue floor) on direct-reduction-grade (“DR Grade”) Iron Ore Pellets produced from Mesabi Metallics Company LLC’s iron ore project located in Nashwauk, Minnesota (the “Mesabi Property”). The Mesabi Royalty is held by our indirect wholly-owned subsidiary, TMCR USA Operations Inc. See “— Business — Recent Developments.”
We acquired the NORI Royalty in 2023 from The Metals Company in exchange for approximately 13.9 million (or      %) of our Common Shares and $5,000,000 in cash. We acquired the Mesabi Royalty in May 2026 from Ironclad Royalties, LLC (“Ironclad”) for aggregate consideration of $132,500,000, consisting of (i) a cash payment of $125,000,000 and (ii) the issuance of Common Shares with an aggregate value of $7,500,000. We funded the cash portion of the consideration through the net proceeds of the PIPE Financing and borrowings under a $50 million (net of original issue discount) senior secured term loan facility (the “Term Loan Facility”) and a delayed draw term loan facility (collectively, the “Loan Facilities”). In connection with the closing of the Mesabi Royalty, we also obtained (a) an option to purchase from Ironclad a 1% substantially identical additional royalty interest on the Mesabi Property prior to July 31, 2026 (the “Additional Purchased Royalty”) on terms mirroring the Mesabi Royalty and (b) rights of first offer in respect of the portion of the Ironclad royalty on the Mesabi Property not acquired by us. To date, we have not received any royalty revenue from either the NORI Royalty or the Mesabi Royalty. Each of the NORI Property and the Mesabi Property is in development stage and is not currently in commercial production, and the legal regime applicable to the NORI Property’s commercial recovery is uncertain.
We believe The Metals Company is well-positioned to become a leader in nodule mining. Through its wholly-owned affiliates, Nauru Ocean Resources Inc. (“NORI”) and The Metals Company USA, LLC (“TMC USA”), The Metals Company holds an exploration license under the International Seabed Authority (“ISA”) and has submitted two exploration licenses, one commercial recovery permit and one consolidated exploration license and commercial recovery permit application to the United States National Oceanic and Atmospheric Administration (“NOAA”) for the exploration and commercial recovery of polymetallic nodules in the area secured by our royalty agreement among us, The Metals Company and NORI (the “NORI

Royalty Agreement”). The Metals Company also has strategic global partnerships with key industry participants such as Allseas Group S.A., Korea Zinc Co. Ltd., and Pacific Metals Co., Ltd. (“PAMCO”).
We believe Mesabi Metallics is similarly well-positioned to become a leading domestic producer of low-carbon, DR Grade iron ore pellets. The Mesabi Property is located on Minnesota’s historic Mesabi Iron Range and represents a substantially constructed, fully permitted DR Grade iron ore pellet operation. We believe DR Grade pellets are critical to the buildout of domestic electric arc furnace (“EAF”) steelmaking capacity using direct-reduced iron, which is significantly less carbon-intensive than traditional blast-furnace steelmaking and increasingly demanded by U.S. infrastructure, defense and automotive end-users.
Investment Highlights
1.
We hold royalties on two strategically significant critical mineral properties supporting U.S. industrial and energy security.

Our portfolio now consists of two royalty interests covering large-scale critical metals and mineral resources: (i) a 2.0% gross overriding royalty on the NORI Property, which is believed to host one of the world’s largest undeveloped resources of nickel, copper, cobalt and manganese, and (ii) an indexed gross production revenue royalty (with a revenue floor) on DR Grade Iron Ore Pellets produced from the Mesabi Property on Minnesota’s historic Mesabi Iron Range. Together, these royalties provide investors exposure to both battery-grade base metals essential to electrification and energy storage and DR Grade iron ore essential to low-carbon EAF steelmaking and U.S. re-industrialization.
2.
Our NORI Royalty provides exposure to a potentially significant resource of polymetallic nodules (including cobalt, copper, manganese and nickel).

We own a 2.0% gross overriding royalty on all metals and minerals produced from The Metals Company’s NORI Areas in the CCZ, which is believed to be one of the world’s largest undeveloped nickel, copper, cobalt and manganese resources. Seafloor polymetallic nodules occur in all oceans, but we believe the CCZ hosts a relatively high abundance of nodules. In 2025, The Metals Company published the Area D Report, the world’s first deep-sea mining pre-feasibility study on the NORI Area D, including an estimate of probable mineral reserves, and TMC has announced that it anticipates first production from the NORI Area D in the fourth quarter of 2027, subject to receipt of necessary permits.
Alongside the Area D Report on the NORI Area D, The Metals Company published the Initial Assessment which applies, in part, to NORI Area A, NORI Area B and NORI Area C. The Initial Assessment also provides scientific and technical information in respect of TMC’s TOML Areas. Our royalty does not apply to the TOML Areas. The NORI Technical Reports indicate the presence of polymetallic nodules which include nickel, copper, cobalt, manganese and other base metals in the area covered by our royalty interest. The NORI Technical Reports shall not be deemed to be incorporated by reference into this prospectus or any future filing under the Securities Act or the Securities Exchange Act.
In April 2025, TMC USA submitted to NOAA two exploration license applications and one commercial recovery permit application under the United States Deep Seabed Hard Mineral Resources Act (“DSHMRA”) for areas of the CCZ that include (but are not limited to) the area secured by our NORI Royalty Agreement. In January 2026, TMC USA submitted a consolidated exploration license and commercial recovery permit application to NOAA pursuant to the agency’s new consolidated application and review process, covering an exploration and commercial recovery area of approximately 65,000 km² in the CCZ (compared to a commercial recovery area of approximately 25,000 km² in the April 2025 commercial recovery permit application) and encompassing the NORI Area D. In March 2026, NOAA determined that the consolidated application was in substantial compliance with the requirements of DSHMRA and its implementing regulations, and on May 1, 2026, NOAA determined that the consolidated application was in full compliance with those requirements and accordingly moved the consolidated application into the certification stage of the NOAA review process. TMC has publicly indicated that, following certification, NOAA’s review of the consolidated application is expected to involve publication in the Federal Register, the issuance of a draft environmental impact statement for public comment, finalization of the environmental impact statement and a final determination by NOAA on whether to issue the license and permit, and that TMC expects this process to conclude before the end of the first quarter of 2027. There can be no assurance that NOAA will issue an exploration license or commercial recovery permit to TMC USA, that any license or permit will be issued on the timeline TMC has publicly indicated, or that any license or permit issued will be on terms or for areas consistent with TMC USA’s applications. See “Business — Regulatory and Environmental Status” and “Business — NORI Property.”
3.
Our Mesabi Royalty provides exposure to a substantially constructed domestic DR Grade iron ore pellet project.

Our Mesabi Royalty entitles us to (i) a base royalty rate of 1.00% of gross revenue from annual production of DR Grade Iron Ore Pellets from the Mesabi Property up to 8.5 million metric tons per annum (“MTPA”), subject to a floor of $1.50 per metric ton (“MT”), and (ii) an overage royalty of 0.25% of gross revenue (subject to a floor of $0.375 per MT) on annual production exceeding 8.5 MTPA, in each case until cumulative base royalty volumes reach 170 million MT, which, based on management’s forecasts, will occur in 2047, after which the base and overage rates step down to 0.25% and 0.0625%, respectively (with corresponding floor adjustments). Gross revenue is calculated by reference to the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price. We also hold a time-limited option to acquire an Additional Purchased Royalty on substantially identical terms and rights of first offer in respect of the portion of the existing royalty retained by Ironclad.
We have filed with this prospectus the Mesabi TRS, prepared by DRA with effective dates of January 14, 2026 (mineral resource estimate) and May 22, 2026 (mineral reserve estimate). See “Business — Mesabi Property — Summary of Mineral Resources and Mineral Reserves” and “Appendix C.”
4.
Current U.S. policies support the emerging offshore metals industry and domestic critical mineral and steelmaking supply chains, creating opportunities for us and our partners.

The U.S. government has indicated policy support for both offshore critical minerals development and domestic critical mineral and steelmaking supply chains, which we believe will benefit operations on each of our royalty properties. We believe current U.S. policy developments will expedite future royalty revenue and encourage additional third-party mining operations, which could create additional royalty opportunities for us.
On April 24, 2025, the President issued Executive Order 14285, titled “Unleashing America’s Offshore Critical Minerals and Resources” (the “Executive Order”), which directs federal agencies to streamline and expedite permitting for exploration, extraction and processing of seabed mineral resources, instructs the Departments of War and Energy to assess use of the National Defense Stockpile for nodule-derived minerals, and directs federal financing agencies to identify tools to support the industry. In early 2026, the Federal government published America’s Maritime Action Plan, which further prioritizes domestic processing capabilities for seabed mineral resources. In July 2025, the OBBBA was signed into law, introducing tax credits for the production of critical metals, allocating $7.5 billion to the Department of War for critical minerals projects and generally promoting the onshoring of industries directly or indirectly impacted by critical metals and minerals supply. Additionally, in March 2026, the Export-Import Bank of the United States (“EXIM”) announced its support of up to $10 billion for the development of an iron ore mining and processing facility by Mesabi Metallics on Minnesota’s Mesabi Iron Range. We believe these policies, together with continued tariff and trade policy support for domestic steelmaking inputs (including DR Grade iron ore feedstock for EAF and direct-reduced iron operations), enhance the long-term value of our royalty portfolio.
Even under aggressive build-out scenarios, the U.S. is projected to remain in critical mineral deficit through 2030 and has a stated policy objective of increasing the extraction and processing of critical minerals. We believe these factors will provide us with an opportunity to acquire a pipeline of royalty or similar interests throughout the critical metal and mineral value chain by providing capital to operators.
5.
Partnered with a strong operating company providing an early-mover advantage to deep-sea mining.

We offer investors exposure to the nascent offshore metals and minerals sector through our NORI Royalty on the NORI Property. The operator, The Metals Company, is an early mover and leader in the deep-sea mining sector. The operator of the Mesabi Property, Mesabi Metallics, has substantially completed construction of a permitted DR Grade pellet facility on Minnesota’s Mesabi Iron Range and is part of the

Essar Group of companies. We believe these operators’ expertise, together with our management team’s decades of combined experience building and operating businesses in the energy, mining and critical metals industries, position us to capitalize on opportunities arising from the current macroeconomic environment.
6.
Strong industry and capital relationships backed by an expert, committed management team.

Our leadership team has more than four decades of combined experience leading and financing critical metals, mining and energy businesses, and is supported by an established network of capital partners across the natural resources sector. We believe these relationships, together with our anchor shareholders’ long-term commitment to the Company, position us to source proprietary royalty opportunities, evaluate counterparties efficiently and complete acquisitions on favorable terms. We intend to leverage these relationships to pursue royalty acquisitions across the critical metals and minerals value chain, including in commodities and jurisdictions complementary to our existing portfolio.
All of our executive officers are employed by us on a full-time basis and are expected to dedicate substantially all of their working time to their roles with the Company. However, certain of our executive officers and directors also hold officer and/or non-executive directorship positions, advisory positions and/or have significant shareholdings in other companies, including companies involved in natural resources investment, exploration, development, and other companies that may compete with us for potential assets. See “Risk Factors — Certain of our directors and officers also serve as directors and officers of other companies in the mining and/or natural resources sectors, which may cause them to have conflicts of interest.”
7.
Royalty and streaming business model minimizes operational risk.

Our royalty and streaming business model provides exposure to commodity price upside, mine life extensions, expansions, and exploration success while significantly insulating us from operating and capital cost inflation, incremental capital commitments and environmental liabilities from mining operations. Historically, royalty and streaming companies have outperformed traditional mine operators across multiple commodity cycles, supported by higher margins, low corporate overhead, diversification and lower risk profiles.
8.
Capital structure designed for alignment with shareholders.

As of            , 2026,       % of our Common Shares are held by our management and directors, and       % of our common shares are held by The Metals Company, promoting a long-term focus on value creation and alignment of management’s and shareholders’ interests.
We believe we will be well-positioned to fund future critical metals and mineral royalty, stream or other similar interests by raising equity or debt in the capital markets or securing funding from other sources, including potential future proceeds from our existing royalty interest.
Risk Factors Summary
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk Factors” in this prospectus and in the section and the section “Risk Factors” described in our most recent Annual Report on Form 20-F, which is incorporated by reference herein. We have various categories of risks, including risks related to our business and industry; risks related to regulatory compliance and legal matters; risks related to tax and accounting matters; risks related to ownership of our Common Shares; and general risk factors, which are discussed more fully in the section titled “Risk Factors” and the section “Risk Factors” described in our most recent Annual Report on Form 20-F. These risks could materially and adversely impact our business, financial condition, and results of operations, which could cause the trading price of our Common Shares to decline and could result in a loss of all or part of your investment. Additional risks, beyond those summarized below or discussed elsewhere in this prospectus, may apply to our business, activities, or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate. Some of these risks include:
•
We are subject to many of the risks faced by TMC and Mesabi and our future revenues will be significantly affected by adverse developments related to the NORI Property and the Mesabi Royalty.

•
We do not conduct exploration, development or production efforts and depend on third-party operators. Therefore, we do not have the ability to control the success of exploration, development, construction or production efforts on the NORI Property or the Mesabi Property, which may adversely affect our business, results of operations and financial condition.

•
We are subject to the risk that TMC may not receive the permits and licenses necessary to conduct operations at the NORI Property, which would adversely affect our expectation of future revenue.

•
Our Mesabi Royalty depends on the ability of Mesabi Metallics to complete construction of the Mesabi Project and to commence and sustain commercial production, and any material delays or cost overruns could adversely affect our Mesabi Royalty.

•
Mesabi Metallics is privately held and is not a public reporting company, and we have limited information about its operations, financial condition or strategic plans, on which the value of our Mesabi Royalty substantially depends.

•
Demand for DR Grade Iron Ore Pellets is concentrated among a limited number of EAF and direct-reduction steelmakers, and the loss or reduction of any major customer of Mesabi Metallics could materially and adversely affect our Mesabi Royalty.

•
Estimates of mineral resources and mineral reserves on the Mesabi Property are subject to significant revision.

•
We have incurred indebtedness under our Loan Facilities, and our continued ability to service that indebtedness and to incur additional leverage in the future could increase the risk of loss.

•
We have a limited operating history and thus are subject to risks associated with new business development and you have no basis on which to evaluate our ability to achieve our business objectives.

•
We have a history of operating losses and may not achieve or maintain profitability and positive cash flow.

•
Our royalty interests are not on producing properties and they and any future royalty, streaming or similar interests we acquire, particularly on development stage properties, are subject to the risk that they may never achieve production.

•
The NORI Royalty is subject to buy-back rights that could adversely affect the revenues generated from our portfolio.

•
Problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty interest could adversely affect our business and revenues, and our interests may similarly be materially and adversely impacted by a change of control, bankruptcy or the insolvency of operators.

•
Operators may interpret our existing or future royalty or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights.

•
We do not currently generate revenue and will need to raise additional capital to fund our operations until we begin receiving royalty payments.

•
We are dependent on favorable government policy for offshore mineral development.

•
We have limited access to data or the operations underlying our existing royalty interests and may not have access to such data or the operations on any future royalty and other interests.

•
The prevailing market price of and demand for nickel, manganese, copper, cobalt, steel and other commodities may have an adverse impact on the value of our royalty interests.

•
Our expected returns from the NORI Royalty and Mesabi Royalty, and any future royalty interests we may acquire, are based on numerous assumptions, which may prove inaccurate.

•
The value of the NORI Royalty and any future royalty interests depends in part on demand for critical minerals used in EVs and renewable energy storage, which is uncertain.

•
Our stock price may be volatile and could decline significantly and rapidly.

•
An active, liquid, and orderly market for our Common Shares may not be sustained. You may be unable to sell your Common Shares at or above the price at which you purchased them.

•
We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.

•
As a result of our becoming a reporting company under the Exchange Act, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of our Common Shares.

•
We are a foreign private issuer under the rules and regulations of the SEC and, thus, are exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than domestic registrants.

•
U.S. holders of our Common Shares may suffer adverse tax consequences as a result of our passive foreign investment company status.

•
Our future growth is to a large extent dependent on our ability to acquire additional royalties, streams or similar interests in the future.

We intend to evaluate and pursue, acquire additional critical metals and mineral royalties, streams and other similar interests that enable us to leverage our knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public and involve a number of potential buyers, commonly referred to as “auction” processes, as well as situations in which we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts may involve assets which, if acquired, could have a material effect on our financial condition and results of operations. We typically do not intend to announce a transaction until after we have executed a definitive agreement. Discussions and negotiations regarding a potential acquisition can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive acquisition agreement will be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition efforts will be successful. Although we expect the acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.
Implications of Being an Emerging Growth Company and Foreign Private Issuer
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include that:
•
we are only required to include two years of audited financial statements in this prospectus in addition to any required interim financial statements, and correspondingly provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;

•
we are not required to engage an auditor to opine on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•
we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes”; and

•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to our median employee compensation.

We may take advantage of these provisions until the last day of the fiscal year during which the fifth anniversary of the Direct Listing occurs or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenue is $1.235 billion or more; (ii) the last day of the fiscal year during which the fifth anniversary of the Direct Listing occurs; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We report under the Exchange Act as a non-U.S. company with foreign private issuer, or “FPI”, status. Even after we no longer qualify as an “emerging growth company”, as long as we qualify as an FPI under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•
the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•
the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•
Regulation Fair Disclosure, or “Regulation FD,” which regulates selective disclosures of material information by issuers.

Channels for Disclosure of Information
Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, blog posts on our website, press releases, public conference calls and webcasts. Information contained on or accessible through our website is not incorporated by reference into this prospectus, and any inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider information contained on our website or our social media pages to be part of this prospectus or in deciding whether to purchase Common Shares.
The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Recent Developments
On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market, and its common shares commenced trading on Nasdaq under the ticker symbol TMCR.
On June 1, 2026, we completed the acquisition of the Mesabi Royalty in accordance with the Royalty Purchase Agreement. At closing, TMCR USA Operations Inc. acquired the Mesabi Royalty from Ironclad for aggregate consideration of $132,500,000, consisting of $125,000,000 in cash and the issuance to Ironclad of 576,923 Common Shares with an aggregate value of $7,500,000 at a deemed issue price of $13.00 per Common Share, and TMCR USA Operations Inc. and Ironclad executed and delivered the Mesabi Conveyance.
Concurrently with the closing of the acquisition of the Mesabi Royalty, we completed (i) the closing of the PIPE Financing, in which we issued and sold 6,164,141 Common Shares in a private placement to certain institutional and accredited investors at a purchase price of $13.00 per Common Share for aggregate gross proceeds of approximately $80,133,833, including approximately $15,000,000 of subscriptions by certain of our founders, including Mr. Paes-Braga, our directors and officers, and certain of their affiliates, and (ii) the entry into definitive documentation in respect of, and an initial drawdown under, the Loan Facilities, pursuant to which we borrowed $44,559,585.49 in aggregate principal amount, reflecting a 3.50% original issue discount and resulting in net cash proceeds of $43,000,000. The Loan Facilities mature 36 months from the funding date and bear interest at an initial rate of 9.00% per annum, subject to scheduled rate increases over the term, and are secured by a first-priority security interest in substantially all of our assets and a first-priority pledge of the equity interests of our direct and indirect subsidiaries. We applied the net proceeds of the PIPE Financing and the initial drawdown under the Loan Facilities, together with $5,000,000 of the $15,000,000 deposit (the “Transaction Deposit”) previously paid by us at signing of the Royalty Purchase Agreement on May 6, 2026, as amended on June 1, 2026, to fund the cash portion of the consideration for the Mesabi Royalty. See “Selling Shareholders” for additional information regarding subscriptions by our founders, directors and officers and certain of their affiliates in the PIPE Financing.
As of the date of this prospectus, our option to acquire the Additional Purchased Royalty has been exercised.
The remaining $10,000,000 of the Transaction Deposit will be credited against the cash consideration due and owing at the closing of the Additional Purchased Royalty, if completed by July 31, 2026. Otherwise, the remaining portion of the Transaction Deposit will not be refunded to the Company, except in the limited circumstances described in the Royalty Purchase Agreement.
Corporate Structure
As of the date of this prospectus, our corporate structure is as follows:
Corporate Information
We were incorporated on October 27, 2022 as Low Carbon Royalties Inc. under the Business Corporations Act (British Columbia) (the “BCBCA”). In September 2025, we changed our name to The Metals Royalty Company Inc. Our principal executive offices are located at 1900 Dome Tower, 333 7th Ave SW, Calgary, Alberta, T2P 2Z1. Our registered office is 3500-1133 Melville Street, Vancouver, British Columbia, V6E 4E5. Our telephone number is (403) 984-1941 and our website address is https://www.themetalsroyaltyco.com/.
The information contained on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on, or hyperlinked through, our website to be part of this prospectus in deciding whether to purchase Common Shares.

THE OFFERING
Issuer
The Metals Royalty Company Inc.
Securities offered by the Selling Shareholders
6,843,952 Common Shares
Common Shares outstanding prior this offering
61,802,177 Common Shares
Common Shares outstanding immediately after this
offering
61,802,177 Common Shares
Use of proceeds
We will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sale of the Common Shares covered by this prospectus.
Listing
Our Common Shares are listed on the Nasdaq Capital Market under the symbol “TMCR.”
Dividend Policy
Any declaration and payment of future dividends to holders of our Common Shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of British Columbia law affecting the payment of dividends and distributions to shareholders, and other considerations that our board of directors deems relevant. In addition, future agreements governing our indebtedness may limit our ability to pay dividends.
Risk Factors
An investment in our securities involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and “Item 3. — Key Information — D. Risk Factors” in our most recent Annual Report on Form 20-F, and the financial statements and the related notes to those statements in the documents incorporated by reference before investing in our securities.
As of the date hereof, we had        Common Shares outstanding. The total number of outstanding common shares excludes up to:
•
        Common Shares reserved for future issuance under the CEO Performance Plan or awards issued under the 2025 Plan.

GLOSSARY
Unless otherwise specified or if the context so requires, the following frequently used terms in this prospectus have the meanings set forth below for purposes of this prospectus:
“1554997 B.C.” means 1554997 B.C. Ltd., incorporated on August 29, 2025 as a former wholly owned subsidiary for the purpose of the Spin-Out.
“2025 Plan” means the Company’s omnibus long-term incentive plan, dated November 10, 2025.
“Additional Purchased Royalty” means the Company’s option to purchase from Ironclad a 1% substantially identical additional royalty interest on the Mesabi Property prior to July 31, 2026.
“affiliate” means, in respect of a person, any other person that directly or indirectly controls, is controlled by, or is under common control with the first person. For purposes of the preceding sentence, “control” means the possession, directly or indirectly, of the power to direct or cause direction of management and policies through ownership of voting securities, contract, voting trust or otherwise.
“Allowable Capital Loss” means one-half of any capital loss incurred by a Canadian Holder.
“Allseas” means Allseas Group S.A.
“Annual Report” means the Company’s annual report for the year ended December 31, 2025, filed on April 27, 2026.
“Area D Report” means the report titled “S-K 1300 Prefeasibility Study for NORI Area D: Technical Report Summary” dated August 4, 2025 prepared for TMC.
“Audit Committee” means the audit committee established by the Company’s board of directors.
“awards” means collectively the options, PSUs and RSUs under the 2025 Plan.
“BCBCA” means the Business Corporations Act (British Columbia).
“Benchmark” means Benchmark Minerals Intelligence.
“Canada U.S. Tax Treaty” means the Canada-United States Tax Convention (1980).
“Canadian Holder” means a Holder who, for the purposes of the Canadian Tax Act and any applicable tax treaty or convention, is a resident or deemed to be a resident in Canada at all relevant times.
“Canadian Tax Act” means the Income Tax Act (Canada) and the regulations thereunder.
“CCZ” means the Clarion-Clipperton Zone of the north-east Pacific Ocean between Hawaii and Mexico.
“CEO Performance Plan” means the Company’s CEO performance-based award plan with an effective date of March 19, 2025.
“CHIA” means Cultural Heritage Impact Assessment.
“Cliffs” means Cleveland-Cliffs Inc.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Commissioner” means the Commissioner of Competition of Canada.
“Commitment Fee Shares” means the Common Shares issued to Yorkville in connection with the SEPA.
“Common Shares” means the common shares, without par value, in the capital of the Company.
“Company” means The Metals Royalty Company Inc.

“Compensation Committee” means the compensation committee established by the Company’s board of directors.
“Contribution Agreement” means the binding the assignment and assumption agreement between the Company and 1554997 B.C. dated September 11, 2025, as amended on December 18, 2025.
“Controlling Individual” means the annuitant, subscriber or holder, as the case may be, of the Registered Plan.
“CRA” means the Canada Revenue Agency.
“CVRs” means contingent value rights.
“Deemed Sale Election” means an election made by a U.S. Holder to be treated, for U.S. federal income tax purposes, as having sold such U.S. Holder’s Common Shares on the last day of the last taxable year of the Company during which the Company was a PFIC, if the Company is classified as a PFIC and then ceases to be so classified.
“Demand Registration” means a written demand, pursuant to the Investor Rights Agreement, that shall describe the amount and type of securities to be included in such registration and the intended method(s) of distribution thereof.
“Direct Listing” means the listing of the Common Shares on the Nasdaq, which was completed on April 8, 2026.
“DRA” means DRA Americas, Inc.
“DSHMRA” means the United States Deep Seabed Hard Mineral Resources Act (30 U.S.C. §1401 et seq).
“EMMP” means the Environmental Management and Monitoring Plan.
“EMS” means Environmental Management System.
“ESIA” means Environmental and Social Impact Assessment.
“EU Critical Raw Materials Act” means the European Critical Raw Materials Act.
“EV” means electric vehicle.
“FBAR” means the Report of Foreign Bank and Financial Accounts.
“FHSA” means first home savings account.
“First Repurchase Payment” means the payment made to exercise the First Repurchase Right.
“First Repurchase Right” means the exclusive and irrevocable one-time right and option belonging to NORI to repurchase 50% of the NORI Royalty until February 21, 2030, provided that NORI is not in default of its payment obligations under the NORI Royalty.
“Glencore” means Glencore International AG.
“GORR” means gross overriding royalty.
“Hatch” means Hatch Pty Ltd.
“Holder” means a purchaser who acquires Common Shares as a beneficial owner and who, at all relevant times, for purposes of the Canadian Tax Act, deals at arm’s length with the Company, is not affiliated with the Company, and will acquire and hold such Common Shares as capital property.
“IEA” means the International Energy Agency.
“Indemnified Party” means the individuals who are indemnified under the Indemnity Agreement.

“Indemnity Agreement” means the indemnity agreements between the Company and the Company’s current directors and officers.
“Initial Assessment” means the Technical Report Summary — Initial Assessment of TOML and NORI Properties, Clarion-Clipperton Zone, dated August 4, 2025 prepared for TMC.
“Initial Mining Area” means the area selected based on similarity to the Testing Mining Area and includes planned initial runs 19 and 20, and is included in a mine plan developed for the NORI Area D.
“Investor Rights Agreement” means the investor rights agreement among the Company, TMC and Brian Paes-Braga, dated February 21, 2023.
“Investor” means each of TMC and Brian Paes-Braga as parties to the Investor Rights Agreement.
“IRA” means the Inflation Reduction Act of 2022.
“Ironclad” means Ironclad Royalties, LLC.
“IRS” means the U.S. Internal Revenue Service.
“ISA” means the United Nations International Seabed Authority.
“ISO” means incentive stock options within the meaning of Section 422 of the Code for U.S. participants.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Landsons” means Landsons Investment Corporation.
“Landsons Transactions” means the contribution and subscription agreement entered into on March 21, 2023 between Landsons and the Company.
“LCAs” means lifecycle assessments.
“Legacy Option Plan” means the Company’s stock option plan, dated February 21, 2023.
“Lender” means American Life & Security Corp.
“Loan Agreement” means the loan agreement entered into on June 1, 2026 between the Lender and the Company.
“Loan Facilities” means the Term Loan Facility and a delayed draw term loan facility.
“Maria Conchita Block” and “Maria Conchita” means the Oil and Gas Royalties production block located in Colombia, operated by NG Energy International Corp., on which the Company held a 3.125% GORR prior to the Spin-Out.
“MC Royalty Transactions” means the contribution and subscription agreements entered on February 21, 2023, with (i) Brian Paes-Braga, (ii) Brian T. O’Neill and (iii) Lucas Cahill.
“Mesabi Conveyance” means the conveyance of royalty interests between Ironclad as Assignor and TMCR USA Operations Inc. as Assignee, effective as of June 1, 2026.
“Mesabi Metallics” means Mesabi Metallics Company LLC.
“Mesabi Project” means Mesabi Metallics iron ore project located in Nashwauk, Minnesota.
“Mesabi Property” means the DR Grade Iron Ore Pelletization plant and mine in Nashwauk, Minnesota, including the real property and mineral leases, mining rights and permits, iron ore processing facilities and other infrastructure in Nashwauk, Minnesota.

“Mesabi Royalty” means a 1.0% index-priced gross overriding production revenue royalty with a revenue floor on DR Grade Iron Ore Pellets produced from Mesabi Metallics iron ore project in the Mesabi Property.
“Mesabi TRS” means the technical report summary in respect of the Mesabi Property with an effective date of January 14, 2026.
“MLI” means the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting.
“MPCA” means the Minnesota Pollution Control Agency.
“Nasdaq” means the Nasdaq Stock Market LLC.
“Nasdaq Capital Market” means the tier of the Nasdaq Stock Market LLC on which the Common Shares are listed.
“NG Energy” means NG Energy International Corp.
“NOAA” means the National Oceanic and Atmospheric Administration.
“Non-Canadian Holder” means a Holder who, for purposes of the Canadian Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business (including an adventure or concern in the nature of trade) carried on in Canada.
“Non-U.S. Holder” means any beneficial owner of the Company’s Common Shares that is not a U.S. Holder, a partnership (or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) or a person holding our Common Shares through such an entity or arrangement.
“NORI” means TMC’s wholly owned subsidiary Nauru Ocean Resources Inc.
“NORI Areas” means, collectively, NORI Area A, NORI Area B, NORI Area C and NORI Area D of the CCZ.
“NORI Area A” has the meaning set out in the Technical Reports.
“NORI Area B” has the meaning set out in the Technical Reports.
“NORI Area C” has the meaning set out in the Technical Reports.
“NORI Area D” has the meaning set out in the Technical Reports.
“NORI Contribution Agreement” means the contribution agreement entered into on February 21, 2023 between NORI and the Company, where the Company acquired the NORI Royalty.
“NORI Exploration Contract” means the exploration contract, granted by the ISA to NORI, dated July 2011, covering the NORI Areas.
“NORI Property” means any present mineral rights located within the NORI Areas with a combined area of 74,830 km2 and future mineral rights resulting from renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any of those mineral rights or any additional mineral rights deriving from those mineral rights, including any future exploitation contract that replaces or amends NORI’s existing exploration contract (whether granting or conferring the same, similar or any greater rights and whether extending over the same or a greater or lesser domain) and, if any existing interest of NORI in all or any part of the NORI Property is surrendered, lapses or otherwise terminates, then the NORI Royalty automatically applies to any mineral right or a direct or indirect interest in mineral rights (including by contract or license) reacquired by NORI or its affiliates covering the same area as the NORI Property.

“NORI Royalty” means the Company’s right to receive 2% of the Gross Proceeds (as defined in the NORI Royalty Agreement) from the sale of Products derived from the NORI Property, exclusive of any and all taxes and subject to the First Repurchase Right and the Second Repurchase Right, pursuant to the terms of the NORI Royalty Agreement.
“NORI Royalty Agreement” means the royalty agreement dated February 21, 2023 between the Company, TMC and NORI.
“NSR” means net smelter return.
“OBBBA” means One Big Beautiful Bill Act.
“Odyssey” means Odyssey Trust Company.
“Oil and Gas Royalties” means the royalties in respect of NG Energy’s operations that were held by the Company prior to the Spin-Out.
“PAMCO” means Pacific Metals Co., Ltd.
“PAMCO FS” means the PAMCO feasibility study.
“PFIC” means passive foreign investment company.
“Piggyback Registration” means the piggyback registration rights of an Investor under the Investor Rights Agreement to request the registration of a specified number of their Registerable Securities in connection with certain public offerings for TMCR’s own account or for the account of shareholders, subject to underwriters’ cutback rights.
“PIPE Financing” means the private placement offering of Common Shares at a price of $13.00 per Common Share.
“PIPE Shares” means the Common Shares issued pursuant to the PIPE Financing.
“PIPE Subscription Agreements” means the subscription agreements entered into prior to the closing of the PIPE Financing between the Company and the PIPE investors.
“Products” means any and all metals and minerals of every nature and kind, (including precious and base metals), in whatever beneficiated form or state which are produced, extracted by processing, recovered in soluble solution or otherwise recovered or produced from material mined or excavated from the NORI Property, and including any such material derived from any processing or reprocessing of any tailings, and including any other products resulting from the further milling, processing or other beneficiation of such materials, including concentrate or doré, and for greater certainty, excludes any tailings where there is no reasonable expectation of such tailings being processed resulting in the production of metals.
“Proposed Amendments” means specific proposals to amend the Canadian Tax Act which have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof.
“PRSUs” means performance-based restricted stock units granted under the CEO Performance Plan.
“PSUs” means restricted share units granted under the 2025 Plan with performance based vesting criteria.
“QEF” means Qualified Electing Fund.
“Qualified Persons” means an individual who is a qualified person for the purposes of S-K 1300 under the Securities Act.
“RDSP” means registered disability savings plan.
“Registerable Securities” means (i) any Common Shares held by an Investor; (ii) any Common Shares issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of TMCR held by an Investor; (iii) any other securities of TMCR held by an Investor, whether or not convertible or exercisable for Common Shares, if such securities are registered by TMCR under the Securities Act or qualified for distribution pursuant to a prospectus under Canadian securities laws; and (iv) any Common Shares or such other securities issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the securities referenced in (i), (ii), or (iii).
“Registered Plan” means RRSP, RRIF, RESP, RDSP, FHSA or TFSA.
“Release Conditions” means conditional approval of the Company’s Common Shares being listed or quoted on NASDAQ.
“RESP” means registered education savings plan.
“Resale Shares” means the Royalty Acquisition Shares, the PIPE Shares, the Service Shares and the Commitment Fee Shares.
“Royalty Acquisition Shares” means the Common Shares issued as partial consideration to Ironclad pursuant to the Royalty Purchase Agreement.
“Royalty Purchase Agreement” means the royalty purchase agreement dated May 6, 2026, as amended June 1, 2026 between the Company, TMCR USA Operations Inc., Ironclad and Mesabi Investments (USA) LLC.
“Royalty Statement” means a royalty statement provided by NORI at the time each NORI Royalty payment is made, as required under the NORI Royalty Agreement, which includes details on the quantity, type, and grade of metals and minerals extracted during that quarter and information about the quantity, type and grade of metals and minerals processed and sold during that same period.
“RRIF” means registered retirement income fund.
“RRSP” means registered retirement savings plan.
“RSUs” means restricted share units granted under the 2025 Plan with time based vesting criteria.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the Securities and Exchange Commission.
“Second Repurchase Payment” means the payment made to exercise the Second Repurchase Right.
“Second Repurchase Right” means the exclusive and irrevocable one-time right and option of NORI to purchase an additional twenty-five (25%) of the original NORI Royalty on or after February 21, 2028, provided that the First Repurchase Right has been exercised and NORI is not in default of its payment obligations under the NORI Royalty. The Second Repurchase Right expires on February 21, 2033.
“Section 404” means Section 404 of the Sarbanes-Oxley Act.
“Securities Act” means the Securities Act of 1933, as amended.
“Selling Shareholders” means the holders of Common Shares identified in this prospectus.
“SEPA” means the Standby Equity Purchase Agreement between the Company and Yorkville dated July 18, 2025.
“Service Shares” means the Common Shares issued as payment for services to the Company.
“SGM” means the special general meeting of the Company’s shareholders.
“SN-9 Block” means the Oil and Gas Royalties production block located in Colombia, operated by NG Energy International Corp., on which the Company held a 1.44% GORR prior to the Spin-Out.

“Spin-Out” means the assignment and assumption of the Oil and Gas Royalties by 1554997 B.C. and subsequent distribution of the shares of 1554997 B.C. to the Company’s existing shareholders as return of capital, pursuant to the Contribution Agreement.
“Subscription Receipt Agreement” means the subscription receipt agreement between the Company and Odyssey Trust Company, dated July 25, 2025, as amended on December 17, 2025.
“subscription receipt” means a subscription receipt of the Company issued pursuant to the Subscription Receipt Agreement.
“Taxable Capital Gain” means one-half of any capital gain.
“Term Loan Facility” means the $50 million senior securities term loan facility.
“Test Mining Area” means the area located in the central west of NORI Area D.
“TFSA” means tax-free savings account.
“TMC Note” means the promissory note with a principal amount of $14,000,000 held by TMC, which was repaid on February 21, 2023.
“TMC” or “The Metals Company” means TMC The Metals Company.
“TMCR” means The Metals Royalty Company Inc.
“TMC Subscription Agreement” means the subscription agreement entered into on February 21, 2023 between TMC and the Company.
“Transaction Deposit” means $15,000,000 cash advance deposit paid by the Company to Ironclad at signing of the Royalty Purchase Agreement.
“UNCLOS” means the UN Convention on the Law of the Sea.
“Unrestricted Stock Awards” means Common Shares free of any restrictions granted under the 2025 Plan.
“U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.
“Yorkville” means YA II PN, Ltd.
In respect of certain scientific and technical information:
“Indicated Mineral Resource” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.
“Inferred mineral resource” means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.
“LOM” means the projected duration during which economically viable mineral extraction is expected to occur.
“Mt” means the unit representing one million metric tonnes.
“Mwmt” means the unit representing one million wet metric tonnes.
“Mineral Reserve” means the economically mineable part of a measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
“Mineral Resource” means a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
“Mwmtpa” means the unit representing one million wet metric tonnes per annum.
“nodule” means a naturally occurring, unattached rock found on the deep ocean floor, typically rich in multiple base metals — such as nickel, copper, cobalt, and manganese — formed over millions of years through precipitation from seawater and sediment pore water.
“probable mineral reserve” means the economically mineable part of an indicated and, in some cases, a measured mineral resource.
“RKEF” means rotary kiln electric furnace.
“wet metric tonne” or “wmt” means a wet metric tonne and is a unit of measurement equal to 1,000 kilograms of mined material inclusive of its inherent moisture content. Wet metric tonnes are commonly used in reporting bulk commodity volumes, with subsequent adjustments made to account for moisture levels when calculating dry tonnage and determining commercial value.

RISK FACTORS
You should carefully consider the risks described below and the risks described in our most recent Annual Report of Form 20-F which are incorporated by reference herein, as well as the financial or other information included in this prospectus or incorporated by reference in this prospectus, including our financial statements and the related notes, before you decide to buy our securities. The risks and uncertainties described below are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.
Risks Related to Our Business and Industry
We are subject to many of the risks faced by the operators of our royalty assets, and our future revenues will be significantly affected by adverse developments related to the NORI Property and the Mesabi Property.
Each of the NORI Royalty and the Mesabi Royalty constitutes a material property of the Company and is expected to be a principal source of our future revenue, along with potential future royalties we may acquire. While we are a party to the NORI Royalty Agreement and the Royalty Purchase Agreement governing the Mesabi Royalty, we do not have a direct interest in the operation or ownership of either the NORI Property or the Mesabi Property. Our royalty interest in the NORI Property is 2%, subject to adjustment as described in the NORI Royalty Agreement, of the gross proceeds from metals and minerals sold from the NORI Property, and our royalty interest in the Mesabi Property entitles us to royalty payments calculated by reference to the lesser of $1.50 per MT and the DR Pellet Index reference price produced and sold from the Mesabi Property. Although our risk profile is lower than that of either operator, the potential for us to derive revenue from each of the NORI Royalty and the Mesabi Royalty will be significantly affected by adverse developments affecting the exploration, development, construction, commissioning, operation, production from, or recoverability of mineral resources or mineral reserves from, the NORI Property or the Mesabi Property, as applicable. Such developments may include, in the case of the NORI Property, operational or environmental risks, equipment or logistical failures, regulatory or permitting delays, or the inability of TMC to secure necessary vessels, contractors or processing infrastructure on commercially suitable terms; and, in the case of the Mesabi Property, construction delays or cost overruns, commissioning or ramp-up failures, equipment failures, weather or geotechnical conditions, labor or supply chain disruptions, permitting or regulatory delays, or the inability of Mesabi Metallics to qualify its pellets with customers or to access rail, port and Great Lakes shipping infrastructure on commercially suitable terms. Any such developments may have a material adverse effect on the results of operations and financial condition of TMCR, and on the trading price of our Common Shares.
If our portfolio of royalty interests or other interests expands in the future, the revenue we may derive from time to time from our portfolio will be based entirely on production from third-party owners and operators. To the extent that the royalties to which we are entitled are dependent directly or indirectly on the exploration, development, construction, commissioning and production of minerals from, or the continued operation of, the properties in which we hold or may hold royalties, streams or similar interests, we will be subject to the risk factors applicable to the owners and operators of such mineral projects. Mineral exploration, development, construction and production are subject to hazards such as equipment failure, environmental pollution and consequent liability for the owners or operators thereof.
We do not conduct exploration, development, construction or production efforts and depend on third-party operators, and therefore we do not have the ability to control the success of those efforts on the NORI Property or the Mesabi Property, which may adversely affect our business, results of operations and financial condition.
We do not intend to be directly involved in the exploration, development, construction or production of minerals from projects in which we have royalty or similar interests. The exploration, development and operation of the NORI Property is determined and carried out by TMC, and the construction, commissioning and operation of the Mesabi Property is determined and carried out by Mesabi Metallics. Any revenue we may derive from the NORI Royalty will be based on the sale of production by the operator of the NORI Property, and any revenue we may derive from the Mesabi Royalty will be based on the sale of DR Grade

Iron Ore Pellets produced by Mesabi Metallics from the Mesabi Property. The NORI Royalty is in development stage, is not permitted (and the legal regime applicable to such permitting is uncertain) and may never achieve commercial production. The Mesabi Property has not commenced commercial production and remains subject to completion of construction, commissioning and ramp-up, in each case as further described elsewhere in this prospectus. There can be no assurance that if operations on either property commence production they will achieve profitable and continued production levels. TMC, Mesabi Metallics and any future third-party owners and operators of royalty assets we may acquire will generally have the power to determine the manner in which the NORI Property, the Mesabi Property or other future assets are exploited, including decisions regarding feasibility, exploration, development, construction, commissioning and operation, and decisions to commence, continue or reduce, or suspend or discontinue, production from the property.
The interests of TMC and Mesabi Metallics, and, if we acquire other royalty interests, other third-party owners and operators, may not always be aligned with our interests. In addition, TMC, Mesabi Metallics or any future third-party operator may take action contrary to policies or objectives of TMCR; may be unable or unwilling to fulfill their obligations under the NORI Royalty Agreement, the Royalty Purchase Agreement or any other royalty agreement to which we are a party; may have difficulty obtaining, or be unable to obtain, the permits, approvals or financing necessary to advance their projects; or may experience financial, operational or other difficulties, including insolvency, which could limit their ability to perform their obligations under arrangements with us. For example, it will usually be in our interest to advance development, construction, commissioning and production on properties as rapidly as possible, in order to maximize near-term cash flow, while TMC, Mesabi Metallics and other third-party owners and operators may take a more cautious approach to development and operations, as they are exposed to risks related to the cost of exploration, development, construction and operations. Likewise, it may be in the interest of owners and operators to invest in the development of, and prioritize production from, mineral projects or areas of a mineral project that are not subject to royalties, streams or similar interests that are or may be held by us. Our inability to control or influence the exploration, development, construction or operation of the properties in which we hold, or may in the future hold, royalties, streams and similar interests may have a material adverse effect on our business, results of operations and financial condition.
In addition, due to the concentration of our existing portfolio in two royalty interests, the development and viability of each of the NORI Property and the Mesabi Property depends on the financial condition and operational capabilities of its respective operator. The development and viability of the NORI Property is dependent on the financial condition of TMC and its ability to develop the NORI Property. The development and viability of the Mesabi Property is dependent on Mesabi Metallics’ ability to complete construction, commission and operate the Mesabi Project; on the financial condition and operational performance of Mesabi Metallics and its parent group; and on Mesabi Metallics’ continued compliance with the Royalty Purchase Agreement and the related conveyance, applicable permits and approvals. Any material adverse change in the business, operations or financial condition of TMC or Mesabi Metallics, or any failure by either operator to advance its project in accordance with its plans, may adversely affect our business, results of operations and financial condition and the maintenance and advancement of the mineral project underlying the relevant royalty interest.
Except in limited circumstances as may be specified in a specific royalty, we may not be entitled to any compensation if properties in which we hold or may hold royalties, streams and similar interests in the future discontinue exploration, development, construction or operations on a temporary or permanent basis.
We have a limited operating history and thus are subject to risks associated with new business development, and you have no basis on which to evaluate our ability to achieve our business objectives.
Because we have a relatively limited operating history, you should consider and evaluate our operating prospects in light of the risks and uncertainties frequently encountered by early-stage operating companies in rapidly evolving markets and risks specific to our business. These risks include, among others:
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each of the NORI Royalty and the Mesabi Royalty is a development-stage asset, and neither the NORI Property nor the Mesabi Property may generate sufficient output to support substantial royalty payments to us;

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even if the NORI Property and the Mesabi Property are successful and generate substantial revenues, if we do not obtain additional royalty interests or other interests in the future, our revenue may decline or remain concentrated in a limited number of assets;

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we may not achieve our growth strategy or acquire additional royalty interests or other interests; and

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fluctuations in our operating results may be significant and volatile because we currently hold only the NORI Royalty and the Mesabi Royalty as our principal royalty assets.

Our future growth will depend substantially on our ability to address these and the other risks described in this section. If we do not successfully address these risks, our business could be significantly harmed.
We have a history of operating losses and may not achieve or maintain profitability and positive cash flow.
To date, we have received no revenue from either the NORI Royalty or the Mesabi Royalty. We have incurred significant net losses since our inception and have financed our operations principally through equity financing and revenue received from the Oil and Gas Royalties, which were spun out of our business prior to our direct listing. If we sustain losses over an extended period of time, we may be unable to continue our business. Even if we do achieve profitability, we cannot predict the level of such profitability.
We do not know whether the NORI Royalty or the Mesabi Royalty will result in revenue or whether we can achieve profitability. There is significant uncertainty about our ability to realize revenue from the NORI Royalty, the Mesabi Royalty or any additional royalty interests we may acquire in the future. Even if we do realize revenue from our current or future royalty interests or other interests and become profitable, we may not be able to achieve or, if achieved, sustain profitability.
Our royalty interests are not on producing properties, and they and any future royalty, streaming or similar interests we acquire, particularly on development-stage properties, are subject to the risk that they may never achieve production.
Neither the NORI Property nor the Mesabi Property is currently in commercial production. The NORI Property is in development stage and no commercial recovery permits for extracting minerals from the seafloor within the NORI Property have been granted under the ISA regime or DSHMRA. The Mesabi Property is in the construction and commissioning phase, with first DR Grade Iron Ore Pellet production targeted in the fourth quarter of 2026 and a multi-month ramp-up period thereafter to commercial production. Our existing royalty interests, and any future royalty, streaming or similar interests we acquire, may never produce any revenues. While the discovery or definition of mineral deposits may result in substantial revenue, few properties that are explored or developed are ultimately developed into producing mines on commercial terms. Major expenditures by the company developing the relevant property may be required to locate and establish mineral reserves, to develop metallurgical processes and to design, permit, construct and commission mining and processing facilities at a particular site. It is impossible to ensure that exploration, development or construction programs planned by the owners or operators of the properties underlying royalties, streams and similar interests that are or may be held by us will result in profitable commercial mining operations. In addition, our information about the NORI Property is primarily based on the NORI Technical Reports prepared by TMC, and our information about the Mesabi Property is primarily based on the Mesabi TRS and on information provided to us by Mesabi Metallics, in each case which may be inaccurate or subject to revision. Whether a mineral deposit will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing; the particular attributes of the deposit, such as size, grade and proximity to infrastructure; mineral and pellet prices, which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in one or more of the properties underlying our current or future interests not generating sufficient royalty revenues. Accordingly, there can be no assurance that the properties underlying our current or future interests will be brought into a state of commercial production.
The failure of TMC to receive commercial recovery permits for extracting minerals from the seafloor within the NORI Property, or, even if granted, the failure of the NORI Property to achieve production on schedule or at all, would have a material adverse effect on our asset carrying values and the other benefits we expect to realize from the NORI Royalty. Similarly, any failure by Mesabi Metallics to complete construction, commission the Mesabi Project, achieve targeted production rates or sustain commercial production at the Mesabi Property, or any failure by Mesabi Metallics to obtain or maintain required permits and approvals (including the amendment of its Air Emissions Facility Permit), would have a material adverse effect on the benefits we expect to realize from the Mesabi Royalty. Any of the foregoing, or the failure to realize the anticipated benefits of any future royalty interests we may acquire, could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Problems concerning the existence, validity, enforceability, terms or geographic extent of our royalty interests could adversely affect our business and revenues, and our interests may similarly be materially and adversely impacted by a change of control, bankruptcy or insolvency of operators.
Defects in, or disputes relating to, the NORI Royalty, the Mesabi Royalty or any royalty interest we may acquire in the future may prevent us from realizing the anticipated benefits from these interests and could have a material adverse effect on our business, results of operations, cash flows and financial condition. Material changes could also occur that may adversely affect management’s estimate of the carrying value of our royalty interests and could result in impairment charges. While we seek to confirm the existence, validity, enforceability, terms and geographic extent of the royalty interests we hold and may acquire in the future, there can be no assurance that disputes or other problems concerning these matters will not arise. Confirming these matters is complex and is generally subject to the application of the laws of each relevant jurisdiction to the particular circumstances of each parcel of mining property and to the agreement reflecting the royalty interest. In many jurisdictions, royalty interests are contractual in nature, rather than interests in land, and therefore may be subject to risks resulting from a change of control, bankruptcy or insolvency of operators, and our royalty interests could be materially restricted or set aside through judicial or administrative proceedings.
The NORI Royalty is subject to additional risk given that the NORI Property is located in a vast ocean area where no land territory exists. While the NORI Royalty Agreement expresses the intention of the parties for the NORI Royalty to be an interest in land, it is not clear which jurisdiction will ultimately regulate the exploitation of the NORI Property or what the applicable legal regime will be. For those reasons, while the NORI Royalty Agreement contains a covenant to register security interests in our favor over the applicable NORI Property in the future, until a regulatory regime is established we do not have the protection of security interests that could help us recover all or part of our investment in our royalty interest in the event of the bankruptcy or insolvency of the operator of the NORI Property. We may never receive such security interests and therefore may be subject to risks resulting from a change of control, bankruptcy or insolvency of the operator, and our NORI Royalty could be materially restricted or set aside through judicial or administrative proceedings.
The Mesabi Royalty was conveyed pursuant to the Royalty Purchase Agreement and the related conveyance and is intended to constitute an interest in the Mesabi Property under applicable Minnesota law. The recognition, priority and enforceability of the Mesabi Royalty depend on the proper documentation, recording and continued maintenance of those interests under Minnesota law and on the continued solvency, performance and corporate existence of Mesabi Metallics. Mesabi Metallics is part of a corporate group whose affiliates have historically been involved in restructuring, refinancing and insolvency proceedings, including the bankruptcy reorganization of a predecessor in interest to the Mesabi Property. In the event of a change of control, bankruptcy, insolvency or similar proceeding involving Mesabi Metallics or its parent group, our Mesabi Royalty could be subject to challenge, recharacterization, subordination, set-off, avoidance or other adverse treatment in such proceeding, and our ability to enforce our royalty interest could be delayed, limited or impaired.
We have limited access to data on, and to the operations underlying, our existing royalty interests, and we may have similarly limited access with respect to any future royalty and other interests.
We are not, and will not be, the owner or operator of any of the properties underlying our existing or future royalties, streams and similar interests, and we have no input into the exploration, development, construction or operation of such properties. Consequently, we have limited or no access to exploration, development or operational data on the NORI Property, and only limited information rights with respect to the Mesabi Property. This could affect our ability to assess the value of those interests. This could also result in delays in cash flow anticipated by us, based on the stage of development of the properties underlying the NORI Royalty, the Mesabi Royalty or any future royalty and similar interests. Our entitlement to payments in relation to such interests may be calculated by the royalty payors in a manner different from our projections, and our audit rights, if any, may not be effective in protecting our interests. In addition, some royalties, streams or similar interests may be subject to confidentiality arrangements that govern the disclosure of information regarding such interests and, as a result, we may not be in a position to publicly disclose related non-public information. The limited access to data and disclosure regarding the exploration, development, construction and any future production of minerals from, or the continued operation of, the NORI Property and the Mesabi Property, or any future properties in which we have an interest, may have a material adverse effect on our business, results of operations and financial condition.
For example, we rely on TMC to provide data pursuant to the NORI Royalty Agreement, and we rely on Mesabi Metallics to provide data pursuant to the Royalty Purchase Agreement and the related conveyance. The information received from either operator may be imprecise or incomplete as a result of its having been compiled by the operator without any oversight by us. Mesabi Metallics is a privately held limited liability company that is not subject to the public reporting requirements of the Exchange Act or to the disclosure standards applicable to public companies, and our information rights with respect to Mesabi Metallics are limited to those provided in the Royalty Purchase Agreement and the related conveyance, supplemented by any information voluntarily shared with us. If the information provided by TMC or Mesabi Metallics to us contains material inaccuracies or omissions, then our disclosure may be inaccurate and our ability to accurately forecast or achieve our stated objectives may be materially impaired, which may have a material adverse effect on our business.
In addition, our ability to detect payment errors through our associated internal controls and procedures is limited. Royalty agreements entered into from time to time by us may require an owner or operator to provide us with production and operating information that may, depending on the completeness and accuracy of such information, enable us to detect errors in the calculation of royalty payments that we may receive. The NORI Royalty Agreement requires us to provide notice within 24 months after receipt of a Royalty Statement; otherwise, the royalty payment is considered final and in full satisfaction of the counterparty’s obligations. The Royalty Purchase Agreement and the related conveyance contain their own procedural and timing limitations on the exercise of our audit and information rights with respect to the Mesabi Royalty. We do not expect to be able to rectify any revenue adjustment under the NORI Royalty more than 24 months after receipt of the related Royalty Statement, and we may face analogous limitations with respect to the Mesabi Royalty under the terms of the Royalty Purchase Agreement and the related conveyance.
Of the royalty agreements that we may enter into, some, such as the NORI Royalty Agreement and the Royalty Purchase Agreement, may provide us with the right to audit operational calculations and production data for associated payments; however, such audits may occur many months following our recognition of the applicable revenue and may require us to adjust our revenue in later periods.
Operators may interpret our existing or future royalty or other interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights.
Royalty interests are generally subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mineral projects are located. Operators (including TMC and Mesabi Metallics) and other parties to the agreements governing our existing or future royalty or other interests may interpret our interests in a manner adverse to us or otherwise may not abide by their contractual obligations, and we could be forced to take legal action to enforce our contractual rights. We may or may not be successful in enforcing those rights, and our revenues relating to any challenged royalty interests may be delayed, curtailed or eliminated during the pendency of any such dispute or in the event our position is not upheld, which would have a material adverse effect on our business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things, methods for calculating the royalty interest (including, in the case of the Mesabi Royalty, the application of the DR Pellet Index and the determination of qualifying deductions), various rights of the operator or third parties in or to the royalty interest or the underlying property, the obligations of a current or former operator to make payments on royalty interests, and various defects or ambiguities in the agreement governing a royalty interest.
As discussed above, the NORI Royalty is subject to additional risk given that the NORI Property is located in a vast ocean area where no land territory exists and it is not clear which jurisdiction will ultimately regulate the exploitation of the NORI Property and what the applicable legal regime will be.
Development, construction and operation of mining and processing operations are highly capital-intensive, and any inability of the operators of properties underlying our existing or future royalty or other interests to meet their liquidity needs, obtain financing or operate profitably could have material adverse effects on the value of and revenue from such interests.
If operators of properties in which we hold interests do not have the financial capabilities or strength, or sufficient credit or other financing capability, to cover the costs of developing, constructing or operating their mining and processing operations, they may curtail, delay or cease development, construction or operations at a mine site, or enter into bankruptcy proceedings. Each of TMC and Mesabi Metallics will require substantial capital to continue to advance the NORI Property and to complete construction, commissioning and operation of the Mesabi Project, respectively. An operator’s ability to raise and service sufficient capital may be affected by, among other things, macroeconomic and geopolitical conditions, future commodity prices of metals to be mined or pellets to be produced, or further economic volatility in the areas in which the operator operates and in global financial markets. If certain of the operators of the properties on which we have royalty interests suffer these material adverse effects, then our existing or future royalty or other interests, including the value of and revenue from them, and the ability of operators to obtain debt or equity financing for the exploration, development, construction and operation of their properties may be materially adversely affected.
In addition, our ability to generate future cash flows and our financial condition will be dependent to a large extent on the financial viability and operational effectiveness of owners and operators of the properties underlying the royalties, streams and similar interests that are or may be held by us. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. Payments may be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, recovery by the operators of expenses, the establishment by the operators of mineral reserves for such expenses or the bankruptcy, insolvency or other adverse financial condition of the operator. Our rights to payment under royalties and similar interests must, in most cases, be enforced by contract, and in the case of the NORI Royalty without the protection of a security interest over property that we could readily liquidate. This inhibits our ability to collect outstanding royalties in the event of a default. In the event of a bankruptcy, insolvency or other arrangement of an operator or owner, in many instances, we will be treated like any other unsecured creditor, and therefore may have limited prospects for full recovery of any royalty or similar revenue.
We have incurred indebtedness under our Loan Facilities, and our continued ability to service that indebtedness and to incur additional leverage in the future could increase the risk of loss.
On June 1, 2026, in connection with our acquisition of the Mesabi Royalty, we drew the full $44,559,585.49 aggregate principal amount available under the Term Loan Facility (reflecting a 3.5% original discount and resulting in net cash proceeds of $43,000,000), which bears interest at an initial rate of 9% per annum (subject to scheduled rate increases over its 36-month term) and is secured by a first-priority security interest in substantially all of our assets (including the Mesabi Royalty) and the assets of our subsidiaries, and a first-priority pledge of the equity interests of our subsidiaries. As of the date of this prospectus, we have not received any royalty revenue from either the NORI Royalty or the Mesabi Royalty, and our ability to service our debt obligations under the Loan Facilities depend on our cash on hand, the remaining net proceeds of the PIPE Financing and our ability to raise additional capital or commence royalty revenue prior to maturity of the Loan Facilities. If, among other things, we are unable to service our debt obligations or comply with the covenants under the Loan Facilities, the lender could declare our outstanding obligations under the Loan Facilities immediately due and payable and exercise its rights under the loan documents and the security to, among other things, enforce its security interests in our (and our subsidiaries) assets, including the Mesabi Royalty, which would have a material adverse effect on our business, financial condition and results of operations. We may in the future further finance acquisitions of royalty or other interests through the use of additional debt, and any additional indebtedness we incur could subject us to additional restrictive covenants, further limit our financial flexibility and further increase our exposure to changes in interest rates. If the cash flow from our royalty portfolio is insufficient to meet our debt service obligations under the Loan Facilities or any future indebtedness, we may be forced to reduce or delay acquisitions, sell assets or take other actions that could materially and adversely affect our business, financial condition and results of operations.
Our expected returns from the NORI Royalty and the Mesabi Royalty, and any future royalty interests we may acquire, are based on numerous assumptions, which may prove inaccurate.
The value of the NORI Royalty and the Mesabi Royalty, and of any royalty interests we may acquire in the future, and the cash flows they may generate, depend on a number of assumptions, including future production levels, operating costs, capital expenditures, mineral resource and mineral reserve estimates, mine life, recovery rates, infrastructure availability and prevailing commodity and index prices (including, in the case of the Mesabi Royalty, the level and stability of the DR Pellet Index). These assumptions are made by TMC, as the operator of the NORI Property, by Mesabi Metallics, as the operator of the Mesabi Property, and may also be made by operators of any properties underlying royalty interests we may acquire in the future. Such assumptions are inherently uncertain and subject to change, and are often beyond our control. If the assumptions underlying our projected returns are not realized, our revenues could be significantly lower than anticipated, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We face intense competition for royalty acquisitions.
We compete with other royalty and streaming companies, as well as mining companies and other potential investors, for attractive royalty acquisition opportunities. Many of our competitors may have greater financial resources, lower costs of capital or more established relationships with operators. Increased competition may result in higher acquisition costs, reduced availability of suitable royalty opportunities or less favorable terms. If we are unable to compete successfully for royalty interests, our growth prospects may be materially limited.
Unsuccessful efforts to acquire new royalties may result in significant costs and reduce our ability to pursue other opportunities.
We expect to devote significant resources to identifying, evaluating and pursuing potential royalty acquisitions. These activities may require us to incur significant transaction costs, including legal, accounting, and technical due diligence expenses, regardless of whether a transaction is ultimately consummated. Unsuccessful acquisition efforts could therefore result in a drain on our financial and management resources and may negatively impact our ability to pursue subsequent opportunities.
Risks Related to the NORI Royalty
The following risk factors relate specifically to the NORI Royalty and the NORI Property. These risks are in addition to, and should be read together with, the risk factors set forth under “Risks Related to Our Business and Industry” above and the risk factors incorporated by reference from our most recent Annual Report on Form 20-F.
Our NORI Royalty is in respect of a deep-sea mining project that involves unproven technologies at commercial scale, which may impact our ability to generate revenue from the NORI Royalty.
The NORI Royalty is in respect of the NORI Property, a deep-sea mining project focused on the extraction of polymetallic nodules. The development and commercial viability of deep-sea mining operations involve several technologies that have not yet been proven at commercial scale. These include subsea collection systems, onboard processing and environmental monitoring technologies. As a result, the project may face technical failures, higher-than-expected costs, production delays or the inability to achieve economically viable extraction and processing.

In addition, deep-sea mining operations are subject to complex supply chain and infrastructure challenges, including reliance on specialized vessels, port access, and onshore refining capacity. Any interruptions, cost overruns or environmental incidents affecting these components could delay or disrupt production, which would adversely impact our ability to receive royalty revenues from the NORI Property. Given the materiality of the NORI Royalty to our results of operations and prospects, any such issues could materially affect our business, financial condition, and prospects.
The NORI Royalty is subject to buy-back rights in favor of our counterparties that could adversely affect the revenues generated from our portfolio.
As of the date of this prospectus, the NORI Royalty is subject to buy-back or buy-down rights. Under the terms of the NORI Royalty Agreement, subject to certain conditions, NORI has the right (i) to repurchase 50% of the NORI Royalty by making a payment that would provide the holder with an agreed rate of return (“First Repurchase Right”) and (ii) to repurchase an additional 25% of the NORI Royalty on or after February 21, 2028 by making a payment that would provide the holder with an agreed rate of return (“Second Repurchase Right”). The First Repurchase Right expires on February 21, 2030 and the Second Repurchase Right expires on February 21, 2033. Buy-back and buy-down rights are common in the industry and allow an operator to permanently eliminate or reduce the royalty holder’s interest or entitlement under the relevant royalty or other interest. The exercise of the First Repurchase Right or Second Repurchase Right may result in a material adverse effect on our earnings, if any, results of operations, financial condition and prospects and the trading price of our securities by significantly reducing the revenue we would have received under the NORI Royalty.
If title to mining claims, concessions, licenses, leases or other forms of tenure is not properly maintained by the operators, or is successfully challenged by third parties, our existing royalty interests could be found to be invalid.
Our business is subject to the risk that operators of mineral projects and holders of exploration or mining claims, tenements, concessions, licenses or other interests in land and minerals may lose their exploration or mining rights, allow them to expire, or have their rights to explore and mine properties contested by private parties or the government. Internationally, exploration and mining tenures are subject to loss for many reasons, including expiration, failure of the holder to meet specific legal qualifications, failure to establish a deposit capable of economic extraction, failure to pay maintenance fees or meet expenditure or work requirements, reduction in geographic extent upon passage of time or upon conversion from an exploration tenure to a mining tenure, failure of title, expropriation and similar risks. If title to exploration or mining tenures subject to our royalty interests has not been properly established or is not properly maintained, or is successfully contested, our royalty interests could be adversely affected.
As discussed above, the NORI Royalty is subject to additional risk given that the NORI Property is located in a vast ocean area where no land territory exists and it is not clear which jurisdiction will ultimately regulate the exploitation of the NORI Property and what the applicable legal regime will be.
Operations in foreign countries or outside sovereign jurisdictions are subject to many risks, which could decrease our revenues.
Our NORI Royalty is outside of the United States, located in international waters of the CCZ. In addition, future acquisitions may expose us to new jurisdictions. Our activities and those of the operator of any property on which we hold or in the future hold royalty interests are subject to the risks normally associated with conducting business in foreign countries. These risks may impact the operators of our interests, depending on the jurisdiction, and include such things as:
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expropriation or nationalization of mining property;

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seizure of mineral production;

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exchange and currency controls and fluctuations;

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limitations on foreign exchange and repatriation of earnings;

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restrictions on mineral production and price controls;

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import and export regulations, including trade sanctions and restrictions on the export of minerals;

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changes in legislation and government policies, including changes related to taxation, government royalties, tariffs, imports, exports, duties, currency, foreign ownership, foreign trade, foreign investment and other forms of government take;

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challenges to mining, processing and related permits and licenses, or to applications for permits and licenses, by or on behalf of regulatory authorities, intergovernmental organizations, non-governmental organizations or other third parties;

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changes in economic, trade, diplomatic and other relationships between countries, and the effect on global and economic conditions, the stability of global financial markets, and the ability of key market participants to operate in certain financial markets;

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high rates of inflation and tariffs on products using metals extracted from mines;

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labor practices and disputes;

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enforcement of unfamiliar or uncertain foreign real estate, mineral tenure, contract, water use, mine safety and environmental laws and policies;

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renegotiation, nullification or forced modification of existing contracts, licenses, permits, approvals, concessions or the like;

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war, crime, terrorism, sabotage, blockades and other forms of civil unrest, and uncertain political and economic environments;

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corruption;

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exposure to liabilities under anti-corruption and anti-money laundering laws, including the United States Foreign Corrupt Practices Act and similar laws and regulations in other jurisdictions to which we, but not necessarily our competitors, may be subject;

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suspension of the enforcement of creditors’ rights and shareholders’ rights; and

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loss of access to government-controlled infrastructure, such as roads, bridges, rails, ports, power sources and water supply.

These risks may limit or disrupt the exploration and development of mineral projects on which we hold royalty and other interests, restrict the movement of funds, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Public opposition to deep-seabed mining and calls for a moratorium could adversely affect our operations, reputation, and ability to secure necessary permits.
Several non-governmental organizations and other stakeholders have launched vigorous campaigns opposing deep-seabed mining, citing concerns about potential environmental impacts. In response, some participants in the EV supply chain have called for a general moratorium on all forms of deep-seabed mining until further research is conducted on the marine impacts of nodule collection operations. Although TMC is in the process of completing its Environmental and Social Impact Assessment and Cultural Heritage Impact Assessment for the offshore nodule collection segment of the NORI Area D project, the outcome of these assessments remains uncertain.
Public perception and regulatory response to deep-sea mining could delay or restrict TMC’s ability to proceed with commercial operations, which negatively impacts our ability to obtain revenues from the NORI Property. Any such delays or restrictions could have a material adverse effect on our business, financial condition, and results of operations.
Fluctuations or decreases in the prevailing market price of and demand for nickel, manganese, copper, cobalt and other commodities may have an adverse impact on the value of our royalty interest.
The value of our royalty interest and the potential future development of the NORI Property are directly related to the market price of critical metals, including nickel, copper, cobalt and manganese ores and other commodities. For example, our NORI Royalty is calculated based on the gross proceeds from the sale of Products from the NORI Property. Market prices may fluctuate widely and are affected by numerous factors beyond our control or that of any mining royalty company including: military conflict; prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of the four critical metals contained in nodules from mine production, inventories and recycled metal; sales by holders and producers of these critical metals; and demand for downstream products containing nickel, copper, cobalt and manganese, including batteries for EV and energy storage that consume high volumes of the minerals to produce, and a number of other factors.
Declines in market prices could cause an operator to cease or slow down exploration and development activities, reduce, suspend or terminate production from an operating project or construction work at a development project and negatively impact our ability to obtain revenues from its interests in the future. A price decline may result in a material and adverse effect on our business, results of operations and financial condition.
The value of our royalty interest depends in part on demand for critical minerals used in EVs and renewable energy storage, which is uncertain.
Our royalty exposure relates to polymetallic nodules that contain nickel, cobalt, copper and manganese, which are critical to EV and renewable energy storage applications. The demand for these minerals is influenced by government incentives, regulatory developments, consumer adoption rates, technological advances, and competing energy storage technologies. Recent uncertainty in the EV and alternative energy markets, particularly in the United States, illustrates that growth in these sectors may not occur at the pace anticipated. If demand for such minerals does not develop as expected or is not sustained, the operators of the properties using the minerals underlying our royalty interests may reduce production or delay development, which could adversely affect our revenues and the value of our royalty portfolio.
We are dependent on favorable U.S. government policy for offshore mineral development and subject to complex regulatory frameworks.
Our business is significantly dependent on continued support from the U.S. government for the exploration and development of offshore critical minerals, including polymetallic nodules. The NORI Property underlying our royalty interest is subject to complex regulatory frameworks and evolving policy priorities. Any shift in U.S. government policy — including changes in legislation, executive orders, agency guidance, or permitting practices — that reduces support for offshore mineral exploitation could materially hinder the development of the NORI Property. Such changes may delay or prevent the advancement of the NORI Property, limit access to capital or government incentives, and adversely affect the economic viability of the NORI Property, and as a result, the economic viability of our royalty interest.
Additionally, the NORI Property is located in an offshore jurisdiction subject to both U.S. and international regulatory oversight, including DSHMRA, UNCLOS and applicable U.S. federal laws governing seabed mineral extraction. These regulatory frameworks are complex, evolving, and may be subject to differing interpretations or enforcement priorities. In certain cases, U.S. policy may conflict with international norms or the positions of multilateral bodies, creating uncertainty around permitting, standards, environmental compliance, and operational approvals, which may impact our royalty interest.
As a result, any adverse change in government policy could have a material impact on our business, financial condition, results of operations, and prospects.
NORI’s exploration contract with the ISA is scheduled to expire in July 2026, and there is no assurance that the ISA will grant NORI’s pending request for a five-year extension on a timely basis or at all, which could materially and adversely affect our NORI Royalty.
Our NORI Royalty depends on the continued validity of NORI’s exploration contract with the ISA covering NORI Areas A, B, C and D. The current NORI exploration contract was granted by the ISA in July 2011 for an initial 15-year term and is scheduled to expire in July 2026. In January 2026, NORI submitted to the ISA a request for a five-year extension of its exploration contract, as permitted under the terms of the contract upon a showing of good-faith compliance with the approved plan of work. As of the date of this prospectus, the extension request remains pending ISA review, and there can be no assurance that the ISA will grant the extension on a timely basis, on terms acceptable to NORI, or at all. If the extension is not granted, NORI’s exclusive rights under the ISA exploration contract would lapse, which could materially and adversely affect the ability of TMC and its affiliates to advance the NORI Property under the ISA regime and the timing or amount of any royalty payments we may receive under the NORI Royalty Agreement. While the NORI Royalty Agreement provides that the NORI Royalty would automatically apply to any mineral right reacquired by NORI or its affiliates covering the same area as the NORI Property, and TMC USA has separately submitted applications to NOAA under DSHMRA covering, among other areas, the NORI Property, we cannot assure investors that any such reacquired rights or any DSHMRA exploration license or commercial recovery permit would be obtained on commercially viable terms or in a manner that would preserve the economic value of the NORI Royalty.
We are subject to the risk that TMC may not receive the permits and licenses necessary to conduct operations at the NORI Property, which would adversely affect our expectation of future revenue.
TMC, through its wholly-owned affiliates, NORI and The Metals Company USA, LLC, holds the exploration license from the ISA and has submitted two exploration licenses, one commercial recovery permit and one consolidated exploration license and commercial recovery permit application to the NOAA, for the exploration and commercial recovery of polymetallic nodules in the area of the NORI Property. TMC and its affiliates may not receive exploration licenses or recovery permits from the NOAA, and if they do, such licenses and permits may be suspended, on both a temporary or permanent basis, prior to TMCR realizing any revenue from the NORI Royalty. Furthermore, TMC and its affiliates may never receive a permit or license from the ISA to permit exploitation in the area of the NORI Property, and if they do, such licenses and permits may be suspended, on both a temporary or permanent basis, prior to TMCR realizing any revenue from the NORI Royalty.
Even if TMC obtains a permit from NOAA, such authorization may be subject to challenge or review by other domestic or international regulatory bodies, which could adversely affect the development of the project and the timing or amount of royalty payments we receive, which may adversely affect our business, results of operations and financial condition.
Recent actions by the Trump Administration, including the rescission of EV mandates and the suspension of EV-related incentives under the IRA, have introduced uncertainty into the policy environment for clean energy and critical mineral supply chains. These changes could reduce demand for EVs and battery materials, delay project development timelines or affect the economic viability of certain operations. These and any additional such future changes in federal or state policy, political leadership, or public sentiment could adversely affect the NORI Property, or other projects in which we hold royalty interests in the future, and in turn, could materially impact our financial performance and growth prospects.
Risks Related to the Mesabi Royalty
The following risk factors relate specifically to the Mesabi Royalty and the Mesabi Property. These risks are in addition to, and should be read together with, the risk factors set forth under “Risks Related to Our Business and Industry” above and the risk factors incorporated by reference from our most recent Annual Report on Form 20-F.
Our Mesabi Royalty depends on the ability of Mesabi Metallics to complete construction of the Mesabi Project and to commence and sustain commercial production, and any delays or cost overruns could materially and adversely affect our Mesabi Royalty.
Our Mesabi Royalty applies to revenue generated from the sale of DR Grade Iron Ore Pellets produced from the Mesabi Property. As of the date of this prospectus, the Mesabi Property has not commenced commercial production, and Mesabi Metallics has publicly indicated that the Mesabi Project was approximately 85.5% complete as of January 1, 2026, with first DR Grade Iron Ore Pellet production targeted in the fourth quarter of 2026, followed by an 8-to-12-month ramp-up period to commercial production. Completion of the remaining construction, commissioning and ramp-up of the Mesabi Project is subject to numerous risks outside of our control, including engineering, procurement, construction and commissioning risks; delays in equipment delivery or installation; cost overruns; labor and supply chain disruptions; permitting or regulatory delays; weather or geotechnical conditions; and changes in commodity input or output prices. Any failure by Mesabi Metallics to complete construction on schedule, commission the Mesabi Project, achieve targeted production rates or sustain commercial production could result in significant delays in or the elimination of royalty revenue payable to us under the Mesabi Royalty, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
Mesabi Metallics is privately held and is not a public reporting company, and we have limited information about its operations, financial condition or strategic plans, on which the value of our Mesabi Royalty substantially depends.
Mesabi Metallics is a privately held limited liability company and is not subject to the public reporting requirements of the Exchange Act or to the disclosure standards applicable to public companies. As a result, the information available to us, and to our shareholders, regarding Mesabi Metallics’ operations, financial condition, capital structure, projected cash flows, capital expenditure plans and strategic direction is limited to information made publicly available by Mesabi Metallics or its affiliates, information provided to us under the Royalty Purchase Agreement or related conveyances and information voluntarily shared with us. Mesabi Metallics is part of a corporate group that has historically included entities associated with the Essar group, the parent of which (and certain affiliated entities) have previously been involved in restructuring, refinancing and insolvency proceedings, including the bankruptcy reorganization of Essar Steel Minnesota LLC (a predecessor in interest to the Mesabi Property). Adverse developments affecting Mesabi Metallics or its parent group, including financial distress, restructuring, change of control or material litigation, could disrupt Mesabi Metallics’ ability to complete construction, commence or sustain commercial production at the Mesabi Property or otherwise perform its obligations to us under the Mesabi Royalty conveyance, in each case with no advance notice to us. In addition, our limited information rights may impair our ability to monitor the operator’s compliance with its royalty payment obligations and our ability to disclose information to investors with the same level of detail and timeliness as would be available with a public-company operator.
Demand for DR Grade Iron Ore Pellets is concentrated among a limited number of EAF and direct-reduction steelmakers, and the loss or reduction of any major customer of Mesabi Metallics could materially and adversely affect our Mesabi Royalty.
DR Grade Iron Ore Pellets are a specialized feedstock used principally as the input to direct-reduced iron, which in turn is used by EAF steelmakers to produce lower-carbon steel. The universe of potential customers for DR Grade Iron Ore Pellets is concentrated among a limited number of integrated and EAF steelmakers globally, with U.S. demand driven by a smaller subset of EAF steelmakers and direct-reduction iron producers. Cliffs and United States Steel Corporation have historically dominated U.S. integrated steelmaking and remain significant participants in iron ore production in the Lake Superior region. The loss or reduction of any major prospective customer of Mesabi Metallics, the entry into long-term offtake arrangements on unfavorable terms, the failure to qualify Mesabi Metallics’ pellets as a substitute for existing supplies, or competitive responses by integrated producers to a new merchant supply of DR Grade Iron Ore Pellets could materially and adversely affect the volumes sold by Mesabi Metallics, the prices realized and, in turn, the royalty revenue we receive under the Mesabi Royalty.
Operations at the Mesabi Property depend on access to rail, port and Great Lakes shipping infrastructure that is subject to seasonal, weather-related and operational disruptions, which could materially and adversely affect the timing and volume of royalty payments under the Mesabi Royalty.
The Mesabi Property is located on the Mesabi Iron Range in Itasca County, Minnesota, approximately 15 miles west of Hibbing, Minnesota, and approximately 106 miles by road from the port of Duluth, Minnesota, which is the principal Great Lakes port serving the U.S. iron ore industry. Mesabi Metallics’ ability to move pellets to market depends on access to U.S. Highway 169, the Canadian National rail line, the BNSF rail line, port facilities at Duluth and Great Lakes shipping during the Great Lakes navigation season. Each of these elements of the supply chain is subject to operational disruptions, including weather-related delays, seasonal ice closures of the Great Lakes shipping season (typically from January through March), accidents, labor disputes, work stoppages, derailments, port congestion, infrastructure failures, regulatory restrictions and other events outside of Mesabi Metallics’ control. Any such disruption could delay or reduce pellet shipments and the corresponding royalty payments due to us under the Mesabi Royalty.
The competitive position of Mesabi Metallics relative to vertically integrated iron ore and steel producers, including Cliffs and United States Steel Corporation, could be adversely affected by competitive responses to the entry of a new merchant supplier of DR Grade Iron Ore Pellets.
Cliffs and United States Steel Corporation are vertically integrated iron ore and steel producers with long-established positions in the Lake Superior iron ore region. The entry of Mesabi Metallics as a new merchant supplier of DR Grade Iron Ore Pellets could prompt competitive responses from these and other established producers, including capacity additions, capacity utilization changes, pricing actions, long-term offtake commitments with prospective Mesabi Metallics customers, vertical-integration acquisitions, or strategic combinations affecting the structure of the U.S. iron ore and EAF steelmaking markets. We cannot predict the nature, timing or magnitude of such competitive responses, and any such response could adversely affect the volumes of pellets that Mesabi Metallics is able to sell on commercially viable terms, the prices realized and, accordingly, the royalty revenue we receive under the Mesabi Royalty.
The operator of the Mesabi Property is engaged in disputes with Cliffs concerning mineral interests included in the mineral resource estimate, and an adverse outcome could reduce the resources or reserves available to the operator and, in turn, the gross production revenue against which the Mesabi Royalty is calculated.
The operator of the Mesabi Property is engaged in ongoing arbitration, litigation and related proceedings with Cliffs concerning the operator’s mineral interests in certain parcels that comprise part of the Mesabi Property. These disputes principally concern parcels acquired by the operator from Glacier Park Iron Ore Properties and other vendors, the mineral rights in which were leased to Cliffs at the time of the operator’s acquisition. In October 2023, the operator terminated those leases, citing continued defaults by Cliffs. Cliffs contested the termination and initiated an arbitration process; in June 2024, a three-member arbitration panel confirmed that the operator had rightfully terminated the leases, and in January 2025 the Itasca County Court confirmed the arbitration award. Notwithstanding these outcomes, Cliffs continues to claim a 50% undivided interest in certain of the affected parcels, and arbitration, litigation and related proceedings between the operator and Cliffs concerning those interests remain ongoing as of the date of this prospectus.
The mineral resource estimate set forth in the Mesabi TRS and disclosed in this prospectus includes parcels in which Cliffs claims a 50% undivided interest. The mineral reserve estimate, by contrast, excludes such parcels, and the Qualified Person responsible for the mineral reserve estimate has not opined on whether the operator has or will have access to the entirety of any reserves that may be located on those parcels. The mineral resource estimate also excludes three parcels owned 100% by Cliffs.
If the disputes between the operator and Cliffs are resolved adversely to the operator, in whole or in part, the operator may lose the ability to develop or mine, or to do so on its own account, some or all of the parcels in which Cliffs claims an interest. Any such outcome could result in (i) a reduction in the mineral resources reported for the Mesabi Property, (ii) the inability to convert all or part of the indicated mineral resources contained in the disputed parcels into mineral reserves, (iii) modifications to the mine plan reflected in the Mesabi TRS, including potential changes to the pit design, the life-of-mine stripping ratio, the life-of-mine production profile and project economics, (iv) reductions in the volumes of DR Grade Iron Ore Pellets produced by the operator and the gross production revenue derived therefrom, and (v) corresponding reductions in the royalties payable to us under the Mesabi Royalty. Even if the operator ultimately prevails in the disputes, the operator may incur substantial legal and other costs in connection with the disputes, the disputes may distract the operator’s management, and the disputes may delay or disrupt the operator’s construction, development or operation of the Mesabi Project, in each case in ways that could adversely affect the timing or amount of royalties payable to us under the Mesabi Royalty.
We do not control, and do not participate in, the operator’s litigation strategy, settlement decisions or other dealings with Cliffs, and we cannot predict the timing or outcome of the disputes. We may not learn of material developments in the disputes, or of any settlement, adverse decision or interim relief, until after such developments have occurred. Any such development could materially and adversely affect the volumes of

DR Grade Iron Ore Pellets produced by the operator, the royalties payable to us under the Mesabi Royalty and, in turn, our business, financial condition, results of operations and the trading price of our common shares.
Annual production at the Mesabi Property is currently capped at 7.00 million long tons of DR Grade Iron Ore Pellets under the operator’s existing Air Emissions Facility Permit; the long-term production assumed in the Mesabi TRS — and, accordingly, a meaningful portion of the royalty revenue we expect to receive under the Mesabi Royalty — depends on the operator’s obtaining an amendment to that permit, which has not yet been obtained.
The operator of the Mesabi Property holds an Air Emissions Facility Permit issued by the Minnesota Pollution Control Agency (the “MPCA”) governing air emissions from the project’s principal emission sources, including the crusher, concentrator and indurating furnace. The current Air Emissions Facility Permit limits annual DR Grade Iron Ore Pellet production from the Mesabi Property to 7.00 million long tons (approximately 7.11 million metric tonnes) per annum until an amendment to the permit is obtained. The operator has publicly indicated that it expects to obtain such an amendment by the end of the third quarter of 2027, which, if granted on the terms contemplated by the operator, would lift the annual production limitation to approximately 7.38 million long tons (approximately 7.50 million metric tonnes), the maximum capacity of the project’s pelletizing plant.
The mineral reserve estimate, the 23-year life-of-mine plan and the economic analysis set forth in the Mesabi TRS each assume that the operator will obtain the amendment to the Air Emissions Facility Permit by the end of the third quarter of 2027 and that, following the amendment, the operator will be able to operate the project at a steady-state production rate of approximately 7.17 million long tons per annum of DR Grade Iron Ore Pellets over the life of mine, including periods of full production at rates as high as approximately 7.25 million long tons per annum. Approximately 19 years of the 23-year life-of-mine plan are expected to be conducted at full production rates that exceed 7.00 million long tons per annum. Accordingly, a meaningful portion of the operator’s expected life-of-mine production, and therefore of the gross production revenue against which our Mesabi Royalty is calculated, is contingent on the amendment being obtained and maintained on the terms assumed in the Mesabi TRS.
Permit amendments of this nature are subject to regulatory review, public notice and comment processes, and the discretion of the issuing and reviewing agencies. The operator’s ability to obtain the amendment on the timetable contemplated by the Mesabi TRS, or at all, will depend on, among other things, the MPCA’s determination that no change in the ambient air boundary is required, the MPCA’s determination that a new Air Emissions Risk Analysis is not required, the Minnesota Department of Natural Resources’ determination that environmental review (whether through a Supplemental Environmental Impact Statement or an Environmental Assessment Worksheet) is not required, the absence of material agency-imposed conditions or public-comment opposition, the absence of intervening changes in applicable environmental law or air quality standards, and the operator’s continued compliance with the existing permit and other applicable regulatory requirements. We can provide no assurance that the amendment will be granted within the timeframe contemplated by the Mesabi TRS, that it will be granted on terms consistent with the assumptions reflected in the Mesabi TRS, or that it will be granted at all.
If the amendment is denied, granted on materially less favorable terms or delayed beyond the end of the third quarter of 2027, the operator’s annual DR Grade Iron Ore Pellet production may remain capped at 7.00 million long tons (or such other rate as may be established by the MPCA) for some or all of the remaining life of mine. Any such outcome could result in (i) a reduction in the volumes of DR Grade Iron Ore Pellets produced by the operator over the life of mine, (ii) a reduction or deferral of the gross production revenue against which the Mesabi Royalty is calculated and, in turn, of the royalties payable to us under the Mesabi Royalty, (iii) modifications to the mine plan, life-of-mine schedule and project-level economics reflected in the Mesabi TRS and (iv) the inability to convert all or part of the indicated mineral resources at the project into mineral reserves on the basis assumed in the Mesabi TRS. The Mesabi TRS expressly identifies the operator’s continued ability to obtain and maintain the air permit amendment as a modifying factor underlying the mineral reserve estimate, and an adverse permit outcome could accordingly result in a reduction or revision of the mineral reserves disclosed in this prospectus.

We do not control, and do not participate in, the operator’s permit application or compliance processes, and we cannot predict the timing or outcome of the operator’s efforts to obtain the amendment. The operator may also be required to obtain other permits or permit amendments, or to satisfy additional regulatory conditions, in connection with the development, commencement of commercial production or continued operation of the Mesabi Project, and any failure or delay in obtaining or maintaining such permits or satisfying such conditions could have effects on our royalty revenue similar to those described above.
We rely substantially on information provided by Mesabi Metallics under the Royalty Purchase Agreement to determine and verify the royalty payments due to us under the Mesabi Royalty, and our audit and information rights may not adequately protect us.
Under the Royalty Purchase Agreement and the related conveyance, the calculation of royalty payments due to us depends on production volumes, sales volumes, applicable index references, qualifying deductions, and other operator-provided information. We have limited ability to independently verify Mesabi Metallics’ calculations or the underlying information, and we are substantially reliant on Mesabi Metallics’ reporting, accounting and compliance practices. Although the Royalty Purchase Agreement provides us with certain information and audit rights with respect to royalty calculations and underlying production and sales data, the exercise of those rights is subject to procedural and timing limitations and may not be adequate to identify or remedy underpayments or other royalty calculation errors. Any failure by Mesabi Metallics to provide complete, accurate and timely information, any underpayment of royalties, or any disagreement regarding the calculation or amount of royalty payments could materially and adversely affect the value of our Mesabi Royalty and the timing or amount of royalty payments we receive.
Estimates of mineral resources and mineral reserves on the Mesabi Property are subject to significant revision.
Mineral resource and mineral reserve estimates for the Mesabi Property contained in this prospectus are supported by the Mesabi TRS, which was prepared by DRA and is based on assumed future prices, cut-off grades, modifying factors, operating costs, capital costs, metallurgical recoveries, mining methods, processing recoveries, the operator’s continued ability to obtain and maintain permits and approvals (including the amendment of the operator’s Air Emissions Facility Permit), and other key inputs. Until mineral deposits are actually mined and processed, any mineral resources and mineral reserves disclosed in this prospectus must be considered as estimates only. The grade and/or quantity of the iron or other metals ultimately recovered may differ from that interpreted from drilling results. The grade of the reported mineral resources is uncertain in nature, and it is uncertain whether further technical studies will result in an upgrade to them. Any material change in the quantity of mineralization, grade or mill feed-to-waste ratio, any extended decline in market prices for DR Grade Iron Ore Pellets or for iron ore generally, any failure by the operator to obtain or maintain required permits and approvals, or any change in assumptions or methodologies used in preparing the estimates, may render some or all of the mineralization uneconomic. Investors are also cautioned that all mineral reserves reported in respect of the Mesabi Property are classified as Probable and not Proven, which reflects a lower level of confidence than would apply to Proven mineral reserves.
Changes to the Mesabi TRS could adversely affect our business.
The mineral resource and mineral reserve estimates for the Mesabi Property are supported by the Mesabi TRS, which is subject to the requirements, and evolving interpretation, of S-K 1300. From time to time, the Company may be required, or may determine it is appropriate, to amend, replace or supplement the Mesabi TRS, including in response to SEC interpretation of S-K 1300 or related guidance, additional data, changes in assumptions or methodologies, operator updates, drilling and sampling results, metallurgical test work, permit developments (including the air permit amendment described elsewhere in this prospectus), litigation outcomes (including with respect to the parcels excluded from the estimates as a result of ongoing litigation between the operator and Cliffs), or other developments. Any such amendment, replacement or supplement could result in material changes, including reductions, to reported mineral resources and mineral reserves, as well as changes to mine plans, life-of-mine assumptions and project-level economics, and could have a material adverse effect on our business, financial condition and results of operations.

Our internal controls over mineral resource and mineral reserve disclosure depend significantly on the operator and on independent Qualified Persons retained by us.
As a non-operating royalty holder, we do not have access to drill core, assay data, sample preparation or analytical procedures other than as reported to us by the operator of the Mesabi Property and the Qualified Persons responsible for the Mesabi TRS. We accordingly rely on the Qualified Persons to verify, in accordance with their professional and S-K 1300 obligations, the data, information and supporting documentation on which the mineral resource and mineral reserve estimates are based, and on the operator to provide accurate and timely information for use in our periodic and current reports filed with the SEC. There is no assurance that the operator will provide us with information on a timely basis, that the information provided will be complete or accurate, or that the Qualified Persons will identify deficiencies in operator-provided information.
Risks Related to this Offering
The resale of the Common Shares registered under the registration statement of which this prospectus forms a part could result in share overhang and adversely affect the trading price of our Common Shares.
This prospectus relates to the resale by the Selling Shareholders of an aggregate of 6,843,952 Resale Shares, consisting of the PIPE Shares issued to the PIPE investors in the PIPE Financing on June 1, 2026, the 576,923 Royalty Acquisition Shares issued to Ironclad as partial consideration for the acquisition of the Mesabi Royalty, the Service Shares and the Commitment Fee Shares issued to Yorkville in connection with the SEPA. The Resale Shares represent approximately 11.0% of our issued and outstanding Common Shares as of the date of this prospectus. The registration of the Resale Shares pursuant to the registration statement of which this prospectus forms a part will permit the Selling Shareholders to sell their Resale Shares in the public market without limitation or restriction under Rule 144 under the Securities Act. The Selling Shareholders are not subject to any contractual lock-up or similar restrictions with us with respect to the resale of the Resale Shares. The sale, or perception that the Selling Shareholders may sell, a significant volume of Resale Shares could result in significant share overhang, depress the trading price of our Resale Shares, increase the volatility of our trading price, or impair our ability to raise additional capital through equity financings on terms acceptable to us, or at all.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, and results of operations. All statements other than statements of historical fact are forward-looking statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates, and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•
the sources and timing of potential revenue from the NORI Royalty and Mesabi Royalty as well as the timing and amount of estimated future production related to the NORI Property or Mesabi Property;

•
the timing of TMC’s exploration license and commercial recovery permit application review by NOAA under DSHMRA, and any other assumptions regarding permitting timelines, including both under the ISA and the DSHMRA;

•
the supply and demand for nickel and cobalt (including critical metals and battery cathode feedstocks), steel-making feedstocks, copper and manganese ores;

•
the future prices of nickel and cobalt (including critical metals and battery cathode feedstocks), steel-making feedstocks, copper and manganese ores;

•
government regulation of mineral extraction from the deep seafloor and changes in mining laws and regulations;

•
assumptions regarding our ability to acquire additional royalty, stream or similar interests in seafloor or other areas under U.S. or U.S. aligned jurisdictions;

•
our plans to mitigate our material weakness in our internal control over financial reporting;

•
our ability to raise financing in the future, the nature of any such financing and our plans with respect thereto;

•
our business and future activities;

•
the effect on us of any changes to existing or new legislation or policy or government regulation;

•
goals, strategies and future growth;

•
expectations around the performance of the NORI Royalty and Mesabi Royalty;

•
estimates of mineral resources and reserves;

•
our ability to retain key management personnel in order to enable us to continue to develop our business;

•
statements relating to our status as an emerging growth company and foreign private issuer;

•
any reference to or description of the activities proposed to be conducted by TMC, Mesabi or their affiliates;

•
projected mining and process recovery rates;

•
assumptions as to geotechnical requirements for collector on the seabed;

•
assumptions as to environmental, permitting, and social risks; and

•
other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects.
Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond our control that could cause our actual results, performance or achievements and other events to be materially different from the expected results, performance or achievements expressed or implied by such forward-looking statements, including those factors referred to in our most recent annual report on Form 20-F in Item 3. Key Information — D. Risk Factors, which is incorporated by reference into this prospectus. See “Risk Factors”.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.

MARKET AND INDUSTRY DATA
This prospectus includes estimates regarding market and industry data. Unless otherwise indicated, information concerning our industry and the markets in which we operate, including our general expectations are based on our management’s knowledge and experience in the markets in which we operate, together with currently available information obtained from various sources, including publicly available information, industry reports and publications, surveys, our customers, trade and business organizations, and other contacts in the markets in which we operate. Certain information is based on management estimates, which have been derived from third-party sources, as well as data from our internal research.
In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the estimated market and industry data included in this prospectus is generally reliable, such information is inherently uncertain and imprecise. Market and industry data is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process, and other limitations inherent in any statistical survey of such data. In addition, projections, assumptions, and estimates of the future performance of the markets in which we operate are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.
For the information summarized herein from the NORI Technical Reports, we rely exclusively on publicly disclosed information from TMC. The information summarized from TMC’s public disclosure may be imprecise as a result of it being prepared by TMC.
The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:
•
2025 International Energy Agency Critical Minerals Outlook;

•
2024 International Energy Agency Critical Minerals Outlook;

•
2024 U.S. Geological Survey Commodity Summaries;

•
Life Cycle Assessment White Paper: Where Should Metals for the Green Energy Transition Come From; and

•
Benchmark Minerals Intelligence Forecasts.

The content of the above sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. We did not commission any of the above publications or reports.
Benchmark does not intend for its data or forecasts in this prospectus to be relied upon by investors for investment purposes, and they do not constitute investment advice or a guarantee of future outcomes. We have not engaged Benchmark and Benchmark is not affiliated with us. Readers are reminded that all references provided herein to Benchmark data are subject to specific assumptions and limitations contained at the referenced source.
Notwithstanding the foregoing, we are responsible for the disclosure of this information in this registration statement in accordance with applicable securities laws.

TRADEMARKS, SERVICE MARKS, COPYRIGHTS, AND TRADENAMES
We own or otherwise have rights to the trademarks, service marks, and copyrights, including those mentioned in this prospectus, used in conjunction with the operation of our business, if any. This prospectus includes our own trademarks, which are protected under applicable intellectual property laws, as well as trademarks, service marks, copyrights, and tradenames of other companies, which are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks, copyrights, or tradenames to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames.

USE OF PROCEEDS
We will not receive any proceeds from the sale of the Common Shares by the Selling Shareholders. The Selling Shareholders will receive all of the net proceeds from the sale of the Common Shares covered by this prospectus. We expect that the Selling Shareholders will sell the Common Shares as described under “Plan of Distribution.”

DIVIDEND POLICY
Any declaration and payment of future dividends to holders of our Common Shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends, the provisions of British Columbia law affecting the payment of dividends and distributions to shareholders, and other considerations that our board of directors deems relevant. In addition, future agreements governing our indebtedness may limit our ability to pay dividends.

SELLING SHAREHOLDERS
This prospectus relates to the resale from time to time by the Selling Shareholders of 6,843,952 Resale Shares, consisting of (i) 6,164,141 PIPE Shares that we issued and sold to certain investors at a purchase price of $13.00 per Common Share in the PIPE Financing for aggregate gross proceeds of approximately $80.1 million,(ii) 576,923 Royalty Acquisition Shares that we issued to Ironclad as partial consideration for our acquisition of the Mesabi Royalty (iii) 24,999 Service Shares and (iv) 77,889 Commitment Fee Shares issued to Yorkville in connection with the SEPA. The PIPE Financing and the Mesabi Royalty acquisition closed concurrently on June 1, 2026. For additional information regarding the PIPE Financing and the Mesabi Royalty acquisition, see “Prospectus Summary — Recent Developments” and “Business — Royalty Acquisition.”
The following table is prepared based on information provided to us by the Selling Shareholders and reflects holdings as of June 4, 2026. It sets forth the name and address of each Selling Shareholder, the aggregate number of Common Shares that each Selling Shareholder may offer pursuant to this prospectus and the beneficial ownership of each Selling Shareholder both before and after the offering. We have based percentage ownership on 62,044,729 Common Shares outstanding as of June 4, 2026.
The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A securityholder is also deemed to be, as of any date, the beneficial owner of all securities that such securityholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days of June 2, 2026, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.
The number of shares in the column “Maximum Number of Common Shares to be Offered Pursuant to this Prospectus” represents all of the Common Shares being offered for resale by the Selling Shareholders under this prospectus. Beneficial ownership after the offering shown in the table below assumes that each Selling Shareholder will sell all of the Common Shares offered by it under this prospectus and that each Selling Shareholder will not acquire any additional Common Shares prior to completion of the offering.
We cannot advise you as to whether the Selling Shareholders will in fact sell any or all of such Common Shares. In addition, the Selling Shareholders may sell, transfer or otherwise dispose of, at any time and from time to time, and without our prior consent, the Common Shares in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus, subject to applicable law. See “Plan of Distribution.”
Except as described in the footnotes to the table below and under “Certain Relationships and Related Party Transactions,” to our knowledge none of the Selling Shareholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
Unless otherwise indicated in the footnotes below, the address of each Selling Shareholder identified individually in the table below is c/o The Metals Royalty Company Inc., 1900 Dome Tower, 333 7th Ave SW, Calgary, Alberta, T2P 2Z1.

	Beneficially Owned Before Offering		Common Shares Offered Hereby	Beneficially Owned After Offering
Name of Selling Shareholder	Number	%		Number	%
Ironclad Royalties, LLC(1)	576,923	0.93%	576,923	0	—
Scoggin International Fund Ltd(2)	250,000	0.40%	250,000	0	—
Anson Investments Master Fund LP(3)	795,421	1.28%	288,525	506,896	0.82%
Anson East Master Fund LP(4)	239,175	0.39%	96,175	143,000	0.23%
Rushmont Capital Management LP(5)	219,587	0.35%	115,400	104,187	0.17%
NewGen Equity Long/Short Fund(6)	200,000	0.32%	100,000	100,000	0.16%
NBIMC Quantitative Strategies Fund – Class N(7)	77,267	0.12%	77,267	0	—
NBIMC Quantitative Strategies (2017) Fund(7)	1,461,233	2.36%	1,461,233	0	—
Tandon Family Foundation Inc.(8)	308,000	0.50%	154,000	154,000	0.25%
Highbridge Tactical Credit Institutional Fund, Ltd.(9)	60,552	0.10%	60,552	0	—
Highbridge Tactical Credit Master Fund, L.P.(9)	324,148	0.52%	324,148	0	—
YA II PN, Ltd.(10)	1,381,789	2.23%	1,231,789	150,000	0.24%
Pentwater Capital Management Europe LLP(11)	769,230	1.24%	769,230	0	—
Brian Paes-Braga(12)	14,235,130	22.94%	200,000	14,035,130	22.62%
JBH Investment Trust(13)	384,616	0.62%	384,616	0	—
TMC The Metals Company Inc.(14)	13,923,077	22.44%	76,923	13,846,154	22.32%
Don Sewell(15)	791,285	1.28%	3,847	787,438	1.27%
Brian T. O’Neill(16)	669,856	1.08%	10,000	659,856	1.06%
2353755 Alberta Ltd(17)	1,065,392	1.72%	7,700	1,057,692	1.70%
Lucas Cahill(18)	1,431,024	2.31%	16,000	1,415,024	2.28%
Jackson John Wood(19)	17,988	0.03%	9,230	8,758	0.01%
Lutry Investments Limited(20)	2,442,308	3.94%	192,308	2,250,000	3.63%
Paxford 13, LLC(21)	153,846	0.25%	153,846	0	—
Outside The Box Capital Inc.(22)	10,714	0.02%	10,714	0	—
MZHCI, LLC(23)	14,285	0.02%	14,285	0	—
Carrera Capital International Ltd.(24)	935,962	1.51%	28,462	907,500	1.46%
Bryan James Rees Slusarchuk(25)	308,345	0.50%	19,230	289,115	0.47%
Other Selling Shareholders(26)	320,549	0.52%	211,549	109,000	0.18%
Total	43,367,702	69.90%	6,843,952	36,523,750	58.87%

(1)
Ironclad was the seller under the Royalty Purchase Agreement, pursuant to which TMCR USA Operations Inc., our indirect wholly-owned subsidiary, acquired the Mesabi Royalty in June 2026. The Royalty Acquisition Shares offered hereby were issued to Ironclad on the closing date of the acquisition as partial consideration therefor. The address of Ironclad is 17113 Co Rd 58, Nashwauk, MN 55769. See “Business — Mesabi Royalty.”

(2)
The address of Scoggin International Fund Ltd is 94 Solaris Avenue, Camana Bay, Grand Cayman, KY1-1108, Cayman Islands.

(3)
The address of Anson Investments Master Fund LP (“Anson Master Fund”) is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. “Beneficially Owned Before Offering” includes the 288,525 PIPE Shares purchased by Anson Master Fund in the PIPE Financing and 506,896 Common Shares beneficially owned prior to closing of the PIPE Financing. The address of Anson Master Fund is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(4)
The address of Anson East Master Fund LP (“Anson East Master Fund”) is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. “Beneficially Owned Before Offering” includes the 96,175 PIPE Shares purchased by Anson East Master Fund in the PIPE Financing and 143,000 Common Shares beneficially owned prior to closing of the PIPE Financing.

(5)
The address of Rushmont Capital Management LP (“Rushmont”) is 285 Fulton St, 84E, New York, NY 10007. “Beneficially Owned Before Offering” includes the 115,400 PIPE Shares purchased by Rushmont in the PIPE Financing and 104,187 Common Shares beneficially owned prior to closing of the PIPE Financing.

(6)
The address of NewGen Equity Long/Short Fund (“Newgen”) is Regatta Office Park, Windward Three 4th Floor, West Bay Road Grand Cayman, KY1 0003, Cayman Islands. “Beneficially Owned Before Offering” includes the 100,000 PIPE Shares purchased by NewGen in the PIPE Financing and 100,000 Common Shares beneficially owned prior to closing of the PIPE Financing.

(7)
The address of each of NBIMC Quantitative Strategies Fund — Class N and NBIMC Quantitative Strategies (2017) Fund is 140 Carleton Street, Suite 400, Fredericton, NB E3B 3T4, Canada.

(8)
The address of Tandon Family Foundation Inc. (“Tandon”) is c/o Libra Advisors, LLC, 150 East 52nd Street, 23rd Floor, New York, NY 10022. “Beneficially Owned Before Offering” includes the 154,000 PIPE Shares purchased by Tandon in the PIPE Financing and 154,000 Common Shares beneficially owned prior to closing of the PIPE Financing.

(9)
The address of each of Highbridge Tactical Credit Institutional Fund, Ltd. and Highbridge Tactical Credit Master Fund, L.P. is c/o Highbridge Capital Management, LLC, 390 Madison Ave, 28th Floor, New York, NY 10017.

(10)
YA II PN, Ltd. (“YA II PN”) is an affiliate of Yorkville Advisors Global, LP (the investment manager of YA II PN). In addition to YA II PN’s participation in the PIPE Financing, an affiliate of Yorkville acted as a placement agent in the PIPE Financing, and the Company is party to the SEPA, pursuant to which the Company has the right (but not the obligation) to issue and sell to YA II PN up to $100.0 million of additional Common Shares from time to time, subject to the terms and conditions of the SEPA. “Beneficially Owned Before Offering” includes the 77,889 Common Shares issued as payment of the Commitment Fee (as defined in the SEPA), 1,153,900 PIPE Shares purchased by YA II PN in the PIPE Financing and 150,000 Common Shares beneficially owned prior to closing of the PIPE Financing. The address of YA II PN is 1012 Springfield Avenue, Mountainside, NJ 07092.

(11)
The address of Pentwater Capital Management Europe LLP is 50 Broadway, Suite 1, 7th Floor, London, SW1H 0BL.

(12)
Brian Paes-Braga is our founder, Chairman of our board of directors and Chief Executive Officer. “Beneficially Owned Before Offering” includes the 200,000 PIPE Shares purchased by Mr. Paes-Braga in the PIPE Financing and 14,035,130 Common Shares beneficially owned prior to the PIPE Financing.

(13)
John B. Hess, the beneficiary of the JBH Investment Trust, is a greater than 5.0% shareholder of the Company. The address of JBH Investment Trust is 1185 Ave of the Americas, 40th floor, New York, NY, 10036.

(14)
TMC is the operator of the NORI Property in which we hold the NORI Royalty and is a greater than 5.0% shareholder of the Company. Gerard Barron is the Chairman and Chief Executive Officer of TMC and a director of the Company. “Beneficially Owned Before Offering” includes the 76,923 PIPE Shares purchased by TMC in the PIPE Financing and 13,846,154 Common Shares beneficially owned by TMC prior to closing of the PIPE Financing. The address of TMC is 1111 West Hastings St, Floor 15, Vancouver BC, V6E 2J3.

(15)
Don Sewell is our President and Chief Financial Officer. “Beneficially Owned Before Offering” includes the 3,847 PIPE Shares purchased by Mr. Sewell in the PIPE Financing and 787,438 Common Shares beneficially owned by Mr. Sewell prior to closing of the PIPE Financing. The address of Mr. Sewell is Flat 316, Royale Residence 1, Dubai Sports City, United Arab Emirates.

(16)
Brian T. O’Neill is one of our directors. “Beneficially Owned Before Offering” includes the 10,000 PIPE Shares purchased by Mr. O’Neill in the PIPE Financing and 659,856 Common Shares beneficially owned by Mr. O’Neill prior to closing of the PIPE Financing. The address of Mr. O’Neill is 425 16th Street E, North Vancouver, BC, V7L 2T4.
(17)
Kyle Hickey, the sole shareholder of 2353755 Alberta Ltd. served as our President from February 21, 2023 to September 11, 2025. “Beneficially Owned Before Offering” includes the 7,700 PIPE Shares purchased by 2353755 Alberta Ltd. in the PIPE Financing and 1,057,692 Common Shares beneficially owned by Mr. Hickey prior to closing of the PIPE Financing. The address of 2353755 Alberta Ltd. is 320 Weaver Point NW, Edmonton AB T6M 2J4.

(18)
Lucas Cahill is employed by us in a capital markets role. “Beneficially Owned Before Offering” includes the 16,000 PIPE Shares purchased by Mr. Cahill in the PIPE Financing and 1,415,024 Common Shares beneficially owned by Mr. Cahill prior to closing of the PIPE Financing. The address of Mr. Cahill is Flat 106, Abnaa Rashed Binhuwaidi 2, Al Muteena, Dubai, UAE.

(19)
Jackson John Wood is employed by us in the role of Managing Director, Investments. The address of Mr. Wood is 257 City Road, 103 Canaletto Tower, London EC1V 1AD, GB. “Beneficially Owned Before Offering” includes the 9,230 PIPE Shares purchased by Mr. Wood in the PIPE Financing and 8,758 Common Shares beneficially owned by Mr. Wood prior to closing of the PIPE Financing.

(20)
The address of Lutry Investments Limited (“Lutry”) is C/O Amity Partners Sarl 118 rue du Rhone, 1204 Geneva, Switzerland. “Beneficially Owned Before Offering” includes the 192,308 PIPE Shares purchased in the PIPE Financing and 2,250,000 Common Shares beneficially owned by Lutry prior to closing of the PIPE Financing.

(21)
The address of Paxford 13, LLC is 1234 Benedict Canyon, Beverly Hills, Los Angeles, CA 90210.

(22)
Outside the Box Capital Inc. (“OTB”) provides marketing services to the Company. The address of OTB is 2202 Green Orchard place, Oakville ON L6H 4V4, Canada.

(23)
MZHCI, LLC (“MZHCI”) provides investor relations services to the Company. The address of MZHCI is 1200 6th Avenue, Suite 21, Columbus GA 31901.

(24)
The address of Carrera Capital International Ltd. (“Carrera”) is One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands. “Beneficially Owned Before Offering” includes the 28,462 PIPE Shares purchased in the PIPE Financing and 907,500 Common Shares beneficially owned by Carrera prior to closing of the PIPE Financing.

(25)
The address of Bryan James Rees Slusarchuk is Suite 1212 – 1030 West Georgia Street, Vancouver BC V6E 2Y3. “Beneficially Owned Before Offering” includes the 19,230 PIPE Shares purchased in the PIPE Financing and 289,115 Common Shares beneficially owned by Mr. Slusarchuk prior to closing of the PIPE Financing.

(26)
The “Other Selling Shareholders” row represents an aggregate of 9 persons. As of June 4, 2026, the aggregate beneficial ownership of such persons did not exceed 1% of our outstanding Common Shares, and no person included in this group individually beneficially owned 1% or more of our outstanding Common Shares. To our knowledge, none of such persons is, or within the past three years has been, a director, officer, employee or consultant of the Company or any of its predecessors or affiliates.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, and our capitalization as of March 31, 2026:
•
on an actual basis; and

•
on an as adjusted basis, giving effect to (i) the issuance and sale of 6,164,141 Common Shares in the PIPE Financing at a purchase price of $13.00 per Common Share for aggregate net proceeds of approximately $80.1 million, (ii) the Company’s entry into the Loan Facilities and the initial net borrowing of $43,000,000 million thereunder, (iii) the closing of the Royalty Transaction, including the application of the net proceeds of the PIPE Financing, (iv) the issuance and sale of 576,923 Royalty Acquisition Shares that we issued to Ironclad as partial consideration for our acquisition of the Mesabi Royalty, and (v) and the initial borrowing under the Loan Facilities to fund the cash purchase price of $125 million and the payment of related transaction expenses, in each case as if such transactions had occurred on March 31, 2026.

You should read this table together with our audited financial statements and related notes, and the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are incorporated by reference herein.
	Actual	As Adjusted(1)
Cash	$31,306,802	$11,640,133
Indebtedness
Long Secured Indebtedness	—	$42,100,000
Shareholders’ (deficit) equity
Share capital	$55,973,136	$137,716,467
Contributed surplus	1,782,045	$1,782,045
Accumulated deficit	(15,179,351)	$(15,179,351)
Total shareholders’ equity	42,575,830	$124,319,161
Total capitalization	$42,575,830	$166,419,161

(1)
The as adjusted column in the table above is based on Common Shares outstanding as of March 31, 2026, and excludes:

•
      Common Shares reserved for future issuance under the CEO Performance Plan or awards issued under the 2025 Plan.

•
139,664 Common Shares issued in connection with the vesting of 164,812 PSUs.

•
24,999 Common Shares issued to third party vendors of the Company at a deemed issue price of US $14.00 per share for past services.

DESCRIPTION OF INDEBTEDNESS
Loan Facilities
On June 1, 2026, in connection with our acquisition of the Mesabi Royalty, we entered into a loan agreement (the “Loan Agreement”) with American Life & Security Corp., as lender (in such capacity, the “Lender”), pursuant to which the Lender agreed to make available to us the Loan Facilities in an aggregate principal amount of $51,813,427.49. We drew the full principal amount under the Term Loan Facility made available under the Loan Facilities at closing of the Mesabi Royalty acquisition on June 1, 2026, which, after giving effect to a 3.50% original issue discount payable to the Lender, resulted in net cash proceeds to us of $43,000,000. We applied the net proceeds of the Term Loan Facility, together with the net proceeds of the PIPE Financing and a $15,000,000 cash deposit previously paid by us at signing of the Royalty Purchase Agreement, to fund the cash portion of the consideration payable to Ironclad for the Mesabi Royalty and to pay related fees and expenses.
Interest Rate
Loans outstanding under the Loan Facilities bear interest at an initial rate of 9.00% per annum, subject to scheduled increases over the term of the Loan Facilities as set forth in the Loan Agreement. Interest is payable in cash monthly in arrears, and accrued and unpaid interest is payable at maturity. Upon the occurrence and during the continuance of an event of default under the Loan Agreement, the interest rate applicable to outstanding loans under the Loan Facilities is subject to increase by 200 basis points above the otherwise applicable rate.
Maturity
The Loan Facilities mature on the date that is 36 months after the funding date, or June 1, 2029. The Loan Agreement does not provide for scheduled amortization payments until the thirteenth month following the closing thereof. At such time, we are required to make scheduled monthly principal payments in an amount equal to one-twelfth of fifteen percent of the original principal amount of the Loan Facilities. The full outstanding principal balance, together with accrued and unpaid interest, is due in cash on the maturity date.
Optional Prepayment
We may, at our option, prepay all or any portion of the outstanding principal amount under the Loan Facilities at any time, in whole or in part (provided that if in part, in an amount not less than $2,500,000), together with accrued and unpaid interest on the amount prepaid through the date of prepayment, subject to the payment of a customary make-whole or prepayment premium as set forth in the Loan Agreement.
Mandatory Prepayment
The Loan Agreement requires mandatory prepayment of the outstanding loans, together with accrued and unpaid interest and any applicable prepayment premium, upon the occurrence of certain events, including (i) asset sales and other dispositions outside the ordinary course of business above customary thresholds, subject to customary reinvestment rights; (ii) incurrence of indebtedness for borrowed money that is not permitted under the Loan Agreement; (iii) receipt of insurance proceeds and condemnation proceeds above customary thresholds, subject to customary reinvestment rights; (iv) a change of control of the Company; and (v) receipt of proceeds from capital raises, in certain circumstances, as more particularly set out in the Loan Agreement.
Security and Collateral
Our obligations under the Loan Agreement are secured, subject to customary exceptions and exclusions, by a first-priority security interest in substantially all of our assets (and our subsidiaries’), including the Mesabi Royalty, the NORI Royalty and our other royalty interests, and by a first-priority pledge of the equity interests of each of our direct and indirect subsidiaries, including TMCR USA Operations Inc. The

Lender’s security interests are governed by customary security and pledge documentation and are subject to customary permitted liens.
Guarantors
The obligations of the Company under the Loan Agreement are guaranteed on a senior secured basis by each of our direct and indirect subsidiaries, including TMCR Holdings Inc. and TMCR USA Operations Inc., pursuant to customary guarantee agreements. The guarantees are full and unconditional, and the obligations of each guarantor are joint and several.
Affirmative and Negative Covenants
The Loan Agreement contains customary affirmative covenants applicable to us and our subsidiaries, including covenants relating to delivery of financial statements and other periodic reports, maintenance of corporate existence, payment of taxes, maintenance of properties and insurance, compliance with laws, inspection rights, environmental compliance and use of proceeds. The Loan Agreement also contains customary negative covenants applicable to us and our subsidiaries that, subject to customary exceptions and baskets, restrict our ability to (i) incur additional indebtedness or guarantee obligations; (ii) create or permit to exist liens on our assets; (iii) make investments, loans or advances; (iv) consummate acquisitions or other business combinations; (v) make dividends, distributions or other restricted payments in respect of our equity securities or repurchase our equity securities; (vi) sell, transfer or otherwise dispose of assets, including the Mesabi Royalty and the NORI Royalty; (vii) enter into transactions with affiliates; (viii) amend, modify or waive material rights under the NORI Royalty Agreement, the Royalty Purchase Agreement, our organizational documents or other material agreements; (ix) merge, consolidate or sell substantially all of our assets; and (x) change our line of business, fiscal year or accounting policies.
Financial Covenants
The Loan Agreement contains customary financial covenants, including an unrestricted cash covenant, in each case tested on the periodic schedule and at the levels set forth in the Loan Agreement.
Events of Default
The Loan Agreement contains customary events of default, including, among others, (i) failure to make payments of principal, interest or other obligations when due (in certain cases subject to customary grace periods); (ii) any representation or warranty proving to have been incorrect in any material respect when made; (iii) breach of covenants (subject to customary cure periods); (iv) cross-default to other material indebtedness; (v) certain bankruptcy and insolvency events affecting us or our material subsidiaries; (vi) certain unsatisfied or unstayed judgments above customary thresholds; (vii) certain events affecting employee benefit plans; (viii) a change of control of the Company; (ix) the loss, suspension or termination of, or a material adverse change in, the NORI Royalty or the Mesabi Royalty; and (x) the invalidity, unenforceability or impairment of the Lender’s security interests.
Upon the occurrence and continuance of an event of default under the Loan Agreement, the Lender may, among other remedies, (i) declare all amounts outstanding under the Loan Facilities, together with accrued and unpaid interest and any applicable prepayment premium, immediately due and payable; (ii) terminate any unused commitments; (iii) exercise its rights and remedies as a secured party under the security and pledge documentation in respect of the collateral, including enforcement on the Mesabi Royalty and the NORI Royalty (by foreclosure or otherwise); and (iv) pursue such other remedies as may be available to it under the Loan Agreement, the security documentation, the guarantees and applicable law. The exercise of any of these remedies by the Lender, including, in particular, foreclosure (or other enforcement proceedings) on or in respect of the Mesabi Royalty or the NORI Royalty, would have a material adverse effect on our business, financial condition, results of operations and cash flows.
The foregoing summary of the principal terms of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, a copy of which has been filed as Exhibit 10.18 to the registration statement of which this prospectus forms a part.

BUSINESS
Business Overview
We are engaged in the acquisition and management of critical metals and mineral royalties, streams and other similar interests. We are focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and re-industrialization. We aim to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain.
Our royalty-based business model is designed to enable us to participate in the long-term potential cash flows and commodity upside of large-scale, strategically significant critical metals and mineral assets, with reduced exposure to operational, development or environmental risks typically associated with resource production operations. We believe we are well-positioned to benefit from growth in the global demand for critical metals and minerals and the resulting needs of operators for alternative sources of financing to fund their mining and extraction operations.
Following the closing of our acquisition of the Mesabi Royalty in June 2026, our assets consist of two royalty interests: (i) the NORI Royalty, a 2.0% gross overriding royalty on the NORI Property, a polymetallic nodule project being developed by The Metals Company in the CCZ, located approximately 1,500 miles southwest of San Diego, California, and (ii) the Mesabi Royalty, an indexed gross production revenue royalty (with a revenue floor) on DR Grade Iron Ore Pellets produced from the Mesabi Property, an iron ore project operated by Mesabi Metallics in Itasca County, Minnesota. The Mesabi Royalty is held by our indirect wholly-owned subsidiary, TMCR USA Operations Inc. We acquired the NORI Royalty in 2023 from The Metals Company in exchange for approximately 13.9 million (or      %) of our Common Shares and $5,000,000 in cash. We acquired the Mesabi Royalty in June 2026 pursuant to the Royalty Purchase Agreement for aggregate consideration of $132,500,000, consisting of $125,000,000 in cash and 576,923 Common Shares issued to Ironclad at an issue price of $13.00 per Common Share. See “Corporate History and Structure,” “Business — NORI Royalty” and “Business — Mesabi Royalty.” To date, we have not received any royalty revenue from either the NORI Royalty or the Mesabi Royalty. Each of the NORI Property and the Mesabi Property is in development stage and is not currently in commercial production, and the legal regime applicable to commercial recovery from the NORI Property is uncertain. As a result, there can be no assurance that either the NORI Property or the Mesabi Property will ever achieve commercial production or, if commercial production is commenced, that such operations will achieve profitable and continued production levels. See “Risk Factors — Our royalty interests are not on producing properties and any future royalty, streaming or similar interests we acquire, particularly on development stage properties, are subject to the risk that they may never achieve production,” “Business — NORI Royalty” and “Business — Mesabi Royalty.”
We believe The Metals Company is well-positioned to become a leader in nodule mining. Through its wholly-owned affiliates, The Metals Company holds an exploration license under the ISA and has submitted two exploration licenses, one commercial recovery permit and one consolidated exploration license and commercial recovery permit application to NOAA for the exploration and commercial recovery of polymetallic nodules in the area secured by the NORI Royalty Agreement. The Metals Company also has strategic global partnerships with key industry participants such as Allseas Group S.A., Korea Zinc Co. Ltd., and PAMCO.
We believe Mesabi Metallics is similarly well-positioned to become a leading domestic producer of low-carbon, direct-reduction-grade iron ore pellets. The Mesabi Property is located on Minnesota’s historic Mesabi Iron Range and represents a substantially constructed, fully permitted DR Grade iron ore pellet operation, with construction reported by the operator at approximately 85.5% complete as of January 1, 2026 and targeted commencement of first production in the fourth quarter of 2026. Mesabi Metallics is part of the Essar Group of companies, a global diversified conglomerate with prior experience constructing and operating iron ore pelletizing facilities.

Investment Highlights
1.
We hold royalties on two strategically significant critical mineral properties supporting U.S. industrial and energy security.

Our portfolio now consists of two royalty interests covering large-scale critical metals and mineral resources in the United States and U.S.-aligned jurisdictions: (i) a 2.0% gross overriding royalty on all metals and minerals produced from The Metals Company’s NORI Areas in the CCZ, which is believed to be one of the world’s largest undeveloped nickel, copper, cobalt and manganese resources, and (ii) an indexed gross production revenue royalty (with a revenue floor) on DR Grade Iron Ore Pellets produced from Mesabi Metallics’ project on Minnesota’s historic Mesabi Iron Range. Together, these royalties provide investors exposure to both battery-grade base metals essential to electrification and energy storage and DR Grade iron ore essential to low-carbon EAF steelmaking and U.S. re-industrialization.
2.
We hold our NORI Royalty on a potentially significant resource of polymetallic nodules (including cobalt, copper, manganese and nickel).

We own a 2.0% gross overriding royalty on all metals and minerals produced from The Metals Company’s NORI Areas in the CCZ, which is believed to be one of the world’s largest undeveloped nickel, copper, cobalt and manganese resources. Seafloor polymetallic nodules occur in all oceans, but we believe the CCZ hosts a relatively high abundance of nodules.
The Metals Company recently published the Area D Report, the world’s first deep-sea mining pre-feasibility study on the NORI Area D, including an estimate of probable mineral reserves and TMC has announced that it anticipates first production from the NORI Area D in the fourth quarter of 2027, subject to receipt of necessary permits.
Alongside the Area D Report on the NORI Area D, The Metals Company published the Initial Assessment which applies, in part, to NORI Area A, NORI Area B and NORI Area C. The Initial Assessment also provides scientific and technical information in respect of TMC’s TOML Areas. Our royalty does not apply to the TOML Areas. The NORI Technical Reports indicate the presence of polymetallic nodules which include nickel, copper, cobalt, manganese and other base metals in the area covered by our royalty interest. The NORI Technical Reports shall not be deemed to be incorporated by reference into this prospectus or any future filing under the Securities Act or the Exchange Act.
In April 2025, The Metals Company, through its wholly owned subsidiary, TMC USA, submitted two exploration licenses and one commercial recovery permit to the NOAA under the DSHMRA for the exploration and commercial recovery of polymetallic nodules in (but not limited to) the area secured by our NORI Royalty Agreement. In August 2025, The Metals Company received notice of full compliance from the NOAA on its exploration applications. Both applications are now in the certification stage of the process. Following certification, an environmental impact statement will be finalized prior to the issuance of exploration licenses. The Metals Company must also receive the commercial recovery permit prior to commercial production, which it anticipates to commence in the fourth quarter of 2027.
In January 2026, TMC USA submitted a consolidated exploration license and commercial recovery permit application to NOAA pursuant to the agency’s new consolidated application and review process, covering an exploration and commercial recovery area of approximately 65,000 km² in the CCZ (compared to a commercial recovery area of approximately 25,000 km² in the April 2025 commercial recovery permit application) and encompassing the NORI Area D. In March 2026, NOAA determined that the consolidated application was in substantial compliance with the requirements of DSHMRA and its implementing regulations, and on May 1, 2026, NOAA determined that the consolidated application was in full compliance with those requirements and accordingly moved the consolidated application into the certification stage of the NOAA review process. TMC has publicly indicated that, following certification, NOAA’s review of the consolidated application is expected to involve publication in the Federal Register, the issuance of a draft environmental impact statement for public comment, finalization of the environmental impact statement and a final determination by NOAA on whether to issue the license and permit, and that TMC expects this process to conclude before the end of the first quarter of 2027. There can be no assurance that NOAA will issue an exploration license or commercial recovery permit to TMC USA, that any license or permit will be issued on the timeline TMC has publicly indicated, or that any license or permit issued will be on terms or for areas consistent with TMC USA’s applications
See “Business — Regulatory and Environmental Status” and “Business — NORI Property.”
3.
Our Mesabi Royalty provides exposure to a substantially constructed domestic DR Grade iron ore pellet project.

Our Mesabi Royalty entitles us to (i) a base royalty rate of 1.00% of gross revenue from annual production of DR Grade Iron Ore Pellets from the Mesabi Property up to 8.5 MTPA, subject to a floor of $1.50 per MT, and (ii) an overage royalty of 0.25% of gross revenue (subject to a floor of $0.375 per MT) on annual production exceeding 8.5 MTPA, in each case until cumulative base royalty volumes reach 170 million MT, after which the base and overage rates step down to 0.25% and 0.0625%, respectively (with corresponding floor adjustments). Gross revenue is calculated by reference to the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price. We also hold a time-limited option to acquire the Additional Purchased Royalty on substantially identical terms and rights of first offer in respect of the portion of the existing royalty retained by Ironclad.
4.
Current U.S. policies support the emerging offshore metals industry and domestic critical mineral and steelmaking supply chains, creating opportunities for us and our partners.

The U.S. government has indicated policy support for both offshore critical minerals development and domestic critical mineral and steelmaking supply chains, which we believe will benefit operations on each of our royalty properties. We believe current U.S. policy developments will expedite future royalty revenue from each of the NORI Royalty and the Mesabi Royalty, as well as encourage third-party mining operations, which could create additional royalty opportunities for us. Recent policy support by the U.S. government validates the importance of domestic critical mineral and steelmaking supply chains — we believe it has the potential to enhance the long-term value of each of our royalty interests by potentially accelerating project timelines, improving permitting certainty for our operators and attracting capital to the sector.
On April 24, 2025, the President issued Executive Order 14285, titled “Unleashing America’s Offshore Critical Minerals and Resources” (the “Executive Order”), which directs federal agencies to streamline and expedite permitting for exploration, extraction and processing of seabed mineral resources, instructs the Departments of War and Energy to assess use of the National Defense Stockpile for nodule-derived minerals, and directs federal financing agencies to identify tools to support the industry. The executive order’s purpose is to advance the development of critical minerals in the U.S. offshore seabed and in areas beyond national jurisdiction, which include the area over which we hold the NORI Royalty. President Trump directed the Secretary of Commerce and Secretary of the Interior to develop processes and capabilities for expedited permitting for exploration, extraction and processing of seabed mineral resources. Prior to the 2025 executive order, President Trump, on July 22, 2019, issued a Presidential Determination under The Defense Production Act Title III to declare the domestic production capability for rare earth metals and alloys as essential to national defense. In addition, in March 2026, EXIM announced its support of up to $10 billion for the development of an iron ore mining and processing facility by Mesabi Metallics on Minnesota’s Mesabi Iron Range.
The U.S. Congress has likewise provided support for encouraging the critical minerals industry. In July 2025, the OBBBA was signed into law and introduced tax credits for the production of critical metals, allocated $7.5 billion to the Department of War for critical minerals projects and generally promotes the onshoring of industries directly or indirectly impacted by critical metals and minerals supply. In December 2024, the Fiscal Year 2025 National Defense Authorization Act was signed into law and called for the Department of War to conduct a feasibility study on developing domestic refining capacity for polymetallic nodules.
Even under aggressive build-out scenarios, the U.S. is projected to remain in critical mineral deficit through 2030 and has a stated policy objective of increasing the extraction and processing of critical minerals. We believe these factors will provide us with an opportunity to acquire a pipeline of royalty or similar interests throughout the critical metal and mineral value chain by providing capital to operators.

5.
Partnered with experienced operators with first-mover positioning in deep-sea mining and substantial constructed assets in domestic DR Grade pellet supply.

We offer investors exposure to the nascent offshore metals and minerals sector through our NORI Royalty on the NORI Property. The operator, TMC, is an early mover in the deep-sea mining sector and has invested a significant amount of financial and human capital over a decade in building what we believe is one of the most advanced deep-sea minerals platforms. We believe TMC’s expertise, along with the potential of the NORI Areas, provide a unique opportunity to develop and produce critical metals and minerals such as nickel, copper, cobalt and manganese.
The operator of the Mesabi Property, Mesabi Metallics, has substantially completed construction of a permitted DR Grade pellet facility on Minnesota’s Mesabi Iron Range, with construction reported at approximately 85.5% complete as of January 1, 2026 and targeted commencement of first production in the fourth quarter of 2026. Mesabi Metallics is part of the Essar Group of companies, which has previously built and operated three iron ore pellet plants of capacity comparable to the Mesabi Property.
6.
Strong industry and capital relationships backed by an expert, committed management team.

Our management team has decades of combined experience building and operating businesses in the energy, mining and critical metals industries and has developed commercial relationships and networks across those sectors. We believe this experience will allow us to capitalize on opportunities arising from the current macroeconomic environment.
All of our executive officers are employed by us on a full-time basis and are expected to dedicate substantially all of their working time to their roles with the Company. However, certain of our executive officers and directors also hold officer and/or non-executive directorship positions, advisory positions and/or have significant shareholdings in other companies, including companies involved in natural resources investment, exploration, development, and such other companies that may compete with us for potential assets. See “Risk Factors — Certain of our directors and officers also serve as directors and officers of other companies in the mining and/or natural resources sectors, which may cause them to have conflicts of interest” in our most recent annual report on Form 20-F incorporated by reference herein.
7.
Royalty and streaming business model minimizes operational risk.

Our royalty and streaming business model provides exposure to commodity price upside, mine life extensions, expansions, and exploration success while significantly insulating us from operating and capital cost inflation, incremental capital commitments and environmental liabilities from mining operations. Historically, royalty and streaming companies have outperformed traditional mine operators across multiple commodity cycles, supported by higher margins, low corporate overhead, diversification and lower risk profiles.
8.
Capital structure designed for alignment with shareholders.

Following the issuance of Common Shares in connection with the PIPE Financing and to Ironclad as partial consideration for the Mesabi Royalty, our management and directors, The Metals Company and other long-term shareholders continue to hold a substantial portion of our outstanding Common Shares, promoting a long-term focus on value creation and alignment of management’s and shareholders’ interests. The PIPE Financing included approximately $15,000,000 of subscriptions by our founders, directors and officers and certain of their affiliates.
We believe we will be well-positioned to fund future critical metals and mineral royalty, stream or other similar interests by raising equity or debt in the capital markets or securing funding from other sources, including potential future proceeds from our existing royalty interests.
Our Assets
Following the closing of our acquisition of the Mesabi Royalty in June 2026, our assets consist of two royalty interests: (i) a 2.0% gross overriding royalty on production of metals and minerals from the four separate Areas of the CCZ with a combined area of 74,830 km2, and (ii) an indexed gross production revenue royalty (with a revenue floor) on DR Grade Iron Ore Pellets produced from the Mesabi Property, a development-stage iron ore project operated by Mesabi Metallics in Itasca County, Minnesota. See “Business — NORI Royalty” and “Business — Mesabi Royalty.”
Our Strategy
Our strategy is to acquire and manage critical metals and mineral royalties, streams and other similar interests. The key pillars of our strategy include:
•
Align with Tier-One Operators:   Our NORI Royalty was granted by The Metals Company, a U.S. publicly listed company with a multi-billion dollar market capitalization with key strategic partnerships and technical collaborations, including with Allseas Group S.A., Korea Zinc Co. Ltd., and PAMCO. We believe The Metals Company is well-positioned to responsibly develop seabed resources. Our Mesabi Royalty covers a project operated by Mesabi Metallics, which is part of the Essar Group of companies. We intend to pursue opportunities to deploy capital in support of other operators we believe in and acquire additional royalty, streaming and other interests from such activities.

•
Capitalize on Scalable, Low-Overhead Royalty and Streaming Business Model:   Our non-operator, royalty-focused business model allows shareholders to gain exposure to critical assets and projects without taking most of the capital risk of such assets and projects. This gives us the potential to generate shareholder value across multiple commodity cycles, with the expectation of higher margins, low corporate overhead, diversification, and lower risk profiles relative to mine operators.

•
Leverage U.S. Policy Tailwinds:   We expect to take advantage of current deglobalization and onshoring initiatives to prioritize U.S. domestic supply chains of critical minerals.

•
Rely on our expert management team:   We are managed by a team of mining, energy, and resource entrepreneurs with decades of combined experience in building and operating businesses and generating shareholder value. We will continue to rely on our experienced management team to source and execute on compelling royalty and other opportunities.

We intend to evaluate and pursue, acquire additional critical metals and mineral royalties, streams and other similar interests that enable us to leverage our knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public and involve a number of potential buyers, commonly referred to as “auction” processes, as well as situations in which we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts may involve assets which, if acquired, could have a material effect on our financial condition and results of operations. We typically do not intend to announce a transaction until after we have executed a definitive agreement. Discussions and negotiations regarding a potential acquisition can advance or terminate in a short period of time. Moreover, the closing of any transaction for which we have entered into a definitive acquisition agreement will be subject to customary and other closing conditions, which may not ultimately be satisfied or waived. Accordingly, we can give no assurance that our current or future acquisition efforts will be successful. Although we expect the acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.
Regulatory and Environmental Status
NORI Property
While The Metals Company holds an exploration permit under the UNCLOS in respect of the NORI Areas, The Metals Company has now disclosed that it anticipates that any future commercial recovery activities will be conducted pursuant to a permit to be issued by NOAA under the DSHMRA, rather than under the UNCLOS.
In April 2025, The Metals Company, through TMC USA, applied for exploration licenses and commercial recovery permits under the DSHMRA in respect of areas of the CCZ that include, but are not limited to, the NORI Areas. The relevant applications are summarized below:
•
Exploration License for the USA-A Area which covers 65,186 km2 in the CCZ;

•
Exploration License for USA-B Area which covers 121,789 km2 in the CCZ; and

•
Commercial Recovery Permit for USA-A which covers 25,160 km2 in the CCZ (NORI Area D).

The USA-A Area includes, but is not limited to, the area identified as NORI Area D. The USA-B Area includes, but is not limited to, the other NORI Areas. These applications are still under agency review and commencement of commercial recovery by TMC USA is subject to approval of these licenses and permit applications under DSHMRA.
In January 2026, TMC USA submitted a consolidated exploration license and commercial recovery permit application to NOAA pursuant to the agency’s new consolidated application and review process, covering an exploration and commercial recovery area of approximately 65,000 km² in the CCZ (compared to a commercial recovery area of approximately 25,000 km² in the April 2025 commercial recovery permit application) and encompassing the NORI Area D. In March 2026, NOAA determined that the consolidated application was in substantial compliance with the requirements of DSHMRA and its implementing regulations, and on May 1, 2026, NOAA determined that the consolidated application was in full compliance with those requirements and accordingly moved the consolidated application into the certification stage of the NOAA review process. TMC has publicly indicated that, following certification, NOAA’s review of the consolidated application is expected to involve publication in the Federal Register, the issuance of a draft environmental impact statement for public comment, finalization of the environmental impact statement and a final determination by NOAA on whether to issue the license and permit, and that TMC expects this process to conclude before the end of the first quarter of 2027. There can be no assurance that NOAA will issue an exploration license or commercial recovery permit to TMC USA, that any license or permit will be issued on the timeline TMC has publicly indicated, or that any license or permit issued will be on terms or for areas consistent with TMC USA’s applications
To date, no commercial recovery permits for extracting minerals from the seafloor within the NORI Areas have been granted under DSHMRA.
Mesabi Property
Mining and mineral processing operations on the Mesabi Property are subject to extensive federal, state and local regulation in the United States, including under the Minnesota Environmental Policy Act, the Minnesota Environmental Rights Act, the Federal Clean Air Act, the Federal Clean Water Act, the Minnesota Environmental Quality Board environmental review process, and the Mine Safety and Health Administration’s health and safety regime.
Mesabi Metallics holds the principal federal and state environmental and operating permits required for DR Grade Iron Ore Pellet production, including (i) a Permit to Mine issued by the Minnesota Department of Natural Resources, authorizing the open-pit mining and waste storage operations; (ii) an Air Emissions Facility Permit issued by the Minnesota Pollution Control Agency (the “MPCA”), governing air emissions from the crusher, concentrator, indurating furnace and other emission sources; (iii) an NPDES/SDS Permit issued by the MPCA, governing wastewater and stormwater discharges; and (iv) Section 404 wetland permits issued by the U.S. Army Corps of Engineers and the Minnesota Department of Natural Resources, where applicable.
The current Air Emissions Facility Permit limits annual DR Grade Iron Ore Pellet production from the Mesabi Property to 7.00 million long tons until a permit amendment is obtained. Mesabi Metallics expects to obtain that amendment by the end of the third quarter of 2027. The mineral reserve estimate disclosed in this prospectus in respect of the Mesabi Property is supported in part by the operator’s continued ability to obtain and maintain the foregoing permits and approvals, including the air permit amendment described herein. See “Risk Factors — Annual production at the Mesabi Property is currently capped at 7.00 million long tons of DR Grade Iron Ore Pellets under the operator’s existing Air Emissions Facility Permit; the long-term production assumed in the Mesabi TRS — and, accordingly, a meaningful portion of the royalty revenue we expect to receive under the Mesabi Royalty — depends on the operator’s obtaining an amendment to that permit, which has not yet been obtained.”
Employees and Human Capital
We have a small team of investment professionals and administrative staff. We intend to supplement our internal capabilities with experienced technical, legal, and ESG consultants and advisors, enabling us to maintain a cost-efficient structure and minimal corporate overhead. We are committed to fostering a culture of integrity, innovation, and professional development.
Mineral Royalties and Metal Streams
A mineral royalty is a payment to a royalty holder that is typically based on a percentage of the minerals produced or the revenues or net profits generated from the underlying project. Royalties are typically for the life of a mine, or a contracted term or total delivered metal or mineral resources. Royalties are non-operating interests in the underlying project and therefore, the holder is generally not responsible for contributing additional funds for any purpose, including capital and operating costs. Royalties can be commodity specific or structured for multiple metals from the same property, and terms may vary by ore type, metallurgy or other factors.
The main types of revenue-based royalties can be summarized as follows:
•
Gross revenue royalties or gross overriding royalties are based on the total revenue from the sale of production, with minimal or no deductions. Some agreements refer to gross proceeds, which are treated similarly to gross revenues. Our NORI Royalty is a gross overriding royalty on production of metals and minerals from the four NORI Areas of the CCZ.

•
Indexed gross production revenue royalties (sometimes called “per-tonne” or “index-linked” royalties) are based on the volume of a defined product produced, applied at a percentage rate to a published commodity price index (typically with a contractual floor and, in some cases, ceiling). These royalties differ from traditional gross overriding royalties in that the royalty calculation is tied to a reference index price rather than the operator’s actual realized sale price. Our Mesabi Royalty is an indexed gross production revenue royalty (with a revenue floor) on DR Grade Iron Ore Pellets, calculated by reference to the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price.

•
NSR royalties are calculated on the value of metal production or the net proceeds received by the operator from a smelter or refinery. These payments typically allow for deductions such as transportation, insurance and smelting or refining charges as outlined in the royalty agreement. NSR royalties generally provide cash flow that is not impacted by operating or capital costs, and even a relatively small NSR percentage can deliver economic value comparable to a larger working interest in the same project.

In May 2026, the TMC USA exploration license for the USA-B Area was certified by the NOAA.
Metal streaming agreements differ from royalties. The holder makes an upfront payment and sometimes ongoing payments for a fixed portion of production, typically at a fixed price or spot linked percentage to market value.
Both royalties and metal streams are non-operating interests, meaning the holder has no obligation to fund operating or capital costs or assume environmental liabilities. These interests are generally established by contract with the property owner and, in many jurisdictions, can be registered against mineral title.
Our History and Development
On November 15, 2022, we completed an initial private financing by issuing 5,000,000 Common Shares for aggregate proceeds of CAD $50,000, including 2,375,000 Common Shares issued to Brian Paes-Braga, our current Chief Executive Officer and Chair of our board of directors, and 125,000 Common Shares issued to a holding company controlled by Brian T. O’Neill, another of our directors. We also approved the entry into indemnification agreements with our directors and officers.
On February 16, 2023, we completed a private financing by issuing 9,153,847 Common Shares at a price of $0.65 per Common Share for aggregate gross proceeds of $5,950,000, including 3,867,693 Common Shares issued to Mr. Paes-Braga, and 307,692 Common Shares issued to a holding company controlled by Mr. O’Neill.
On February 20, 2023, Mr. Paes-Braga was appointed as our Chair and Chief Executive Officer.

On February 21, 2023, we entered into the NORI Royalty Agreement pursuant to which NORI created and issued to us a gross overriding royalty interest in the NORI Property. The NORI Royalty entitles us to receive 2% of the gross proceeds from the sale of Products derived from the NORI Property, subject to adjustment if NORI exercises its repurchase options. See “— NORI Royalty”.
Through a series of transactions (described below), including pursuant to the NORI Contribution Agreement and the TMC Subscription Agreement, the aggregate consideration paid by us for the NORI Royalty was $14,000,000.10, which purchase price was satisfied by us through the issuance of 13,846,154 of our Common Shares to TMC and $5,000,000 in cash.
On February 21, 2023, we entered into the NORI Contribution Agreement pursuant to which we acquired the NORI Royalty in consideration for the issuance of a promissory note with a principal amount of $14,000,000.10 (the “TMC Note”) and 5,000,000 contingent value rights (“CVRs”).
On February 21, 2023, we entered into the TMC Subscription Agreement pursuant to which we agreed, as repayment of the TMC Note in full, to issue 13,846,154 Common Shares at a price of $0.65 per share for an aggregate subscription price of $9,000,000.10, as well as repay in cash the remaining principal amount of $5,000,000 owed following such payment to, or as or directed by, TMC.
Also on February 21, 2023, and concurrently with the NORI Royalty Agreement, we entered into the MC Royalty Transactions:
•
Brian Paes-Braga, our Chief Executive Officer and the Chair of our board of directors, agreed to assign to us a 1.4% gross production royalty related to NG Energy International Corp.’s Maria Conchita Block in consideration for the issuance of 10,338,462 Common Shares at a deemed price of $0.65 per share;

•
Brian T. O’Neill, one of our directors, agreed to assign to us a 0.08125% gross production royalty related to the Maria Conchita Block in consideration for the issuance of 600,000 Common Shares at a deemed price of $0.65 per share;

•
Lucas Cahill agreed to assign to us a 0.08125% gross production royalty related to the Maria Conchita Block in consideration for the issuance of 600,000 Common Shares at a deemed price of $0.65 per share;

In connection with the MC Royalty Transactions, we entered into assignment agreements with each of Mr. Paes-Braga, Mr. O’Neill and Mr. Cahill, pursuant to which we assumed all rights, benefits, payments and privileges of such person in respect of their respective royalty related to the Maria Conchita Block. Following completion of the MC Royalty Transactions we held a 1.5625% gross production royalty related to the Maria Conchita Block.
In connection with, and as a condition to, the consummation of the MC Royalty Transactions and the transactions contemplated by the NORI Royalty Agreement, the NORI Contribution Agreement and the TMC Subscription Agreement, we entered into an investor rights agreement (the “Investor Rights Agreement”) with TMC and Mr. Paes-Braga to govern certain of the parties’ rights, duties and obligations. See “Certain Relationships and Related Party Transactions — Investor Rights Agreement”.
On February 21, 2023, Gerard Barron, the Chief Executive Officer of TMC, was appointed as one of our directors. Kyle Hickey was appointed as our President and Don Sewell was appointed as our Chief Financial Officer.
On February 21, 2023, we granted 3,950,000 options under the Legacy Option Plan to directors, officers and advisors of the Company, with each option having an exercise price equal to $0.65.
On March 21, 2023, we entered into a contribution and subscription agreement with Landsons Investment Corporation, pursuant to which Landsons Investment Corporation agreed to assign to us a 1.5625% gross production royalty related to the Maria Conchita Block and a 1.44% gross production royalty relating to NG Energy International Corp.’s SN-9 Block in consideration for the issuance of 3,500,000 Common Shares at a deemed price of $1.50 per share. In connection with the Landsons Transactions we entered into assignment agreements with Landsons Investment Corporation pursuant to which we assumed all rights, benefits, payments and privileges of Landsons’ royalty related to the Maria Conchita Block and SN-9 Block. Following completion of the Landsons Transactions we held a 3.125% gross production royalty related to the Maria Conchita Block and 1.44% royalty related to the SN-9 Block. Each of TMC and Mr. Paes-Braga waived their anti-dilution rights under the Investor Rights Agreement in connection with the Landsons Transactions.
On February 27, 2025, our shareholders approved by unanimous written resolution one or more distributions to our shareholders as a return of capital, in such amounts and times as may be determined at the discretion of our board of directors. On April 18, 2025, our board of directors authorized and approved a return of capital in the amount of $1,072,836.62 in respect of the issued and outstanding Common Shares, resulting in each holder of Common Shares receiving a return of capital equal to $0.025 per Common Share.
On July 10, 2025, NG Energy partially assigned their obligations with respect to our royalty on the SN-9 Block to an affiliate of Maurel & Prom.
On July 25, 2025, we entered into a subscription receipt agreement with Odyssey Trust Company, providing for the issuance of subscription receipts of the Company, with each subscription receipt being convertible, without further action or payment into Common Shares of the Company upon the satisfaction of the Release Conditions prior to March 31, 2026.
Also on July 25, 2025, and in accordance with the terms of the Subscription Receipt Agreement, we completed the first tranche of a non-brokered private placement and issued 2,768,300 subscription receipts at a price of $5.00 per subscription receipt for an aggregate gross proceeds of $13,841,500, to be held in escrow in accordance with the Subscription Receipt Agreement.
On August 18, 2025, we held a special general meeting of our shareholders (“SGM”) where our shareholder approved resolutions: (1) to fix the number of directors at five, (2) to approve the name change to “The Metals Royalty Company Inc.”, (3) to approve the Spin-Out and (4) to approve certain amendments to our Articles.
Following the SGM, we entered into the Contribution Agreement with our wholly owned subsidiary, 1554997 B.C. Ltd, to contribute our Oil and Gas Royalties to such subsidiary in anticipation of distributing the shares of such subsidiary to our existing shareholders as a return of capital. Following the Spin-Out, we had no interest in the Oil and Gas Royalties and our business will consist solely of the NORI Royalty.
On September 8, 2025, we issued 2,139,770 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $10,698,850.
On September 8, 2025, and in accordance with the terms of the Subscription Receipt Agreement, we completed the second tranche of the non-brokered private placement and issued 299,100 subscription receipts at a price of $5.00 per subscription receipt for an aggregate gross proceeds of $1,495,500, to be held in escrow in accordance with the Subscription Receipt Agreement.
On September 11, 2025, we changed our name from Low Carbon Royalties Inc. to The Metals Royalty Company Inc.
On September 11, 2025, Kyle Hickey resigned as our President.
On September 11, 2025, Hamed Shahbazi and Jorge Fonseca were appointed as directors of the Company to fill vacancies on the board directors.
On October 31, 2025, and in accordance with the terms of the Subscription Receipt Agreement, we completed the third tranche of the non-brokered private placement and issued 67,081 subscription receipts at a price of $5.00 per subscription receipt for an aggregate gross proceeds of $335,405, to be held in escrow in accordance with the Subscription Receipt Agreement. In the event we do not meet the Release Conditions, the proceeds from the subscription receipts will be returned to the subscribers.
On November 10, 2025, we issued 430,000 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $2,150,000.

On November 10, 2025, our board of directors approved the 2025 Plan and granted the following awards: 891,750 RSUs, 659,250 PSUs and 861,250 options.
On November 28, 2025, Don Sewell was appointed as President of the Company.
On December 1, 2025, we granted an award of 18,000 RSUs and 11,000 options under the 2025 Plan.
On December 5, 2025, we issued 2,000,000 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $10,000,000.
On December 17, 2025 we entered into an amendment to the Subscription Receipt Agreement to extend the deadline for the Release Conditions to March 31, 2026.
On December 18, 2025 we issued 3,443,399 Common Shares upon the exercise of options under the Legacy Option Plan. The Legacy Option Plan is now terminated, and no options are outstanding under such plan.
On December 18, 2025 we completed the Spin-Out.
On February 12, 2026, our board of directors authorized and approved a grant of 1,000,000 Unrestricted Stock Awards.
On March 3, 2026, the Compensation Committee of our board of directors, approved, subject to shareholder approval, the CEO Performance Plan and the grant of 3,000,000 PRSUs under the CEO Performance Plan to our Chief Executive Officer. On March 19, 2026, the shareholders approved the CEO Performance Plan.
On March 23, 2026, we met the Release Conditions. As a result, 3,134,481 subscription receipts were automatically exchanged into Common Shares, no subscription receipts remain outstanding and the gross proceeds, from the sale of the subscription receipts, plus interest, were released to the Company.
On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market, and its common shares commenced trading on Nasdaq under the ticker symbol TMCR.
On May 6, 2026, we entered into the Royalty Purchase Agreement with Ironclad and Mesabi Investments (USA) LLC pursuant to which TMCR USA Operations Inc., our indirect wholly-owned subsidiary, agreed to acquire from Ironclad the Mesabi Royalty for aggregate consideration of $132,500,000, consisting of $125,000,000 in cash and Common Shares with an aggregate value of $7,500,000, and was granted (i) an option to acquire the Additional Purchased Royalty on substantially identical terms and (ii) rights of first offer in respect of the portion of the existing royalty retained by Ironclad. In connection with our entry into the Royalty Purchase Agreement, we entered into the PIPE Subscription Agreements with the PIPE investors in connection with the PIPE Financing and into a non-binding term sheet for the Loan Facilities, in each case to fund the cash portion of the consideration for the Mesabi Royalty.
On May 19, 2026, we issued 139,664 Common Shares in connection with the vesting of PSUs under the 2025 Plan.
On June 1, 2026, we entered into an amending agreement to the Royalty Purchase Agreement.
On June 1, 2026, we completed the closing of the acquisition of the Mesabi Royalty, the closing of the PIPE Financing and the entry into definitive documentation in respect of, and an initial drawdown under, the Loan Facilities. See “Prospectus Summary — Recent Developments.”
NORI Royalty
The NORI Royalty Agreement establishes the terms of the NORI Royalty pursuant to which NORI granted us a 2.0% gross overriding royalty interest on gross proceeds from the sale of Products by NORI or its affiliates, without deductions, as determined based on the terms and conditions of the NORI Royalty Agreement, including (i) gross proceeds received from non-affiliate purchasers of Products, (ii) insurance proceeds for Products lost or (iii) a market value calculation in respect of Products sold to affiliates. The property underlying our royalty interest is at the development stage and is not currently in production as of the date hereof.

Pursuant to the NORI Royalty Agreement, the parties agreed that the NORI Royalty is intended, to the maximum extent permitted under applicable law, to constitute an interest in the NORI Property and will run with the NORI Property and title to the NORI Property in perpetuity and continue to apply to the NORI Property and any successors or assigns, subject to the terms of the NORI Royalty Agreement.
To the maximum extent possible under applicable law, NORI will, upon our request, sign and deliver to us, and we may register or otherwise record (or require NORI to register or otherwise record) against the NORI Property, the NORI Royalty Agreement or notice thereof, and any other similar document or documents as we may request that will have the effect of giving notice of the existence of the NORI Royalty to third persons, and protecting our NORI Royalty and our right to receive the NORI Royalty.
If any renewal, extension, modification, substitution, amalgamation, succession, conversion, demise to lease, renaming or variation of any mineral right is granted as contemplated by the NORI Royalty Agreement, NORI agrees if permissible under law, to execute and deliver such document or documents as we may reasonably request to acknowledge that the NORI Royalty is applicable to the same, including any registration or recording document of any nature whatsoever.
Without limiting the generality of the foregoing, NORI agreed, to the maximum extent possible under UNCLOS and the regulations of the ISA, take all steps and actions necessary, including seeking consent of the ISA and any sponsoring state, to register the NORI Royalty as an encumbrance on any exploitation contract granted to NORI by the ISA, subject to the subordination provisions of the NORI Royalty Agreement in relation to project financing.
Pursuant to the NORI Royalty Agreement, NORI has an exclusive and irrevocable one-time right and option to purchase fifty percent (50%) of the NORI Royalty on or after the second anniversary following the date of the NORI Royalty Agreement, by making a payment (the “First Repurchase Payment”) to us in the amount that, when combined with the aggregate NORI Royalty payments received by us prior to the First Repurchase Payment is made, would provide us with an agreed rate of return. The First Repurchase Right expires on the seventh anniversary following the date of the NORI Royalty Agreement.
If the First Repurchase Right is exercised, and NORI is not in default of its payment obligations under the NORI Royalty, NORI has an exclusive and irrevocable one-time right and option to purchase an additional twenty-five percent (25%) of the original NORI Royalty on or after the fifth anniversary following the date of the NORI Royalty Agreement, by making a payment (the “Second Repurchase Payment”) to us in the amount that, when combined with the aggregate NORI Royalty payments received by us prior to the Second Repurchase Payment is made, would provide us with an agreed rate of return. The Second Repurchase Right expires on the tenth anniversary following the date of the NORI Royalty Agreement.
If both the First Repurchase Right and the Second Repurchase Right are exercised, the ongoing royalty rate will be reduced to 0.5%.
Royalty payments are due within 30 days after the end of each quarter in which the obligation accrues, based on the first sale of Product.
The NORI Royalty Agreement also grants us information rights, requiring NORI to provide us with a Royalty Statement at the time each NORI Royalty payment is made, which will include details on the quantity, type, and grade of metals and minerals extracted during that quarter and information about the quantity, type and grade of metals and minerals processed and sold during that same period.
We also have the right to audit NORI’s books and records related to royalty calculations, with specific procedures for resolving disputes and addressing deficiencies.
We may assign all or part of our royalty interest with notice to NORI. NORI may only assign its interest in the NORI Property if the assignees agree in writing to be bound by the NORI Royalty Agreement and failure to comply renders any such assignment void as to our royalty interest.
Any future financing of NORI secured by the NORI Property requires the lender to acknowledge in writing the NORI Royalty and agree not to interfere with our rights, in which case we have agreed to subordinate our interest to such financing under specified conditions.

The NORI Royalty Agreement also contains indemnification provisions, under which NORI agrees to indemnify us for third-party claims arising from breaches of law, environmental conditions, or hazardous substances related NORI operations at the NORI Property.
TMC guaranteed and is jointly and severally liable for all obligations of NORI under the NORI Royalty Agreement, including NORI’s obligations to make royalty payments in respect of sales of Product by affiliates such as TMC USA and any indemnity given by NORI.
Mesabi Royalty
The Royalty Purchase Agreement, dated as of May 6, 2026, as amended on June 1, 2026, by and among the Company, TMCR USA Operations Inc., Ironclad and Mesabi Investments (USA) LLC, together with the conveyance of royalty interests delivered at closing (the “Mesabi Conveyance”), establishes the terms of the Mesabi Royalty pursuant to which TMCR USA Operations Inc. acquired from Ironclad an indexed gross production revenue royalty (with a revenue floor) on DR Grade Iron Ore Pellets produced from the Mesabi Property. Gross revenue for purposes of the Mesabi Royalty is calculated by reference to the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price. The Mesabi Royalty is held by TMCR USA Operations Inc., our indirect wholly-owned subsidiary.
The Mesabi Conveyance provides that the Mesabi Royalty constitutes an interest in real property and that the covenants and obligations thereunder run with the land.
Royalty Rate Structure
•
Base Royalty.   A base royalty rate (the “Base Royalty Rate”) of 1.00% (of 8/8ths) of gross revenue from the annual produced amount of DR Grade Iron Ore Pellets from the Mesabi Property, subject to a floor of $1.50 per MT, applicable to a volume amount of up to but not exceeding 8.5 MTPA in any calendar year (the “Base Royalty Annual Volume”), until the Step Down Date (as defined below).

•
Overage Royalty.   Once annual production in any calendar year exceeds the Base Royalty Annual Volume of 8.5 MTPA, gross revenue from such overage is subject to a separate royalty of 0.25% (of 8/8ths), subject to a floor of $0.375 per MT, until the Step Down Date.

•
Step Down.   On the date that the cumulative produced volumes subject to the Base Royalty Rate equal 170 million MT (the “Step Down Date”), and for all production thereafter, (i) the Base Royalty Rate is reduced to 0.25% (of 8/8ths), subject to a floor of $0.375 per MT, and (ii) the overage royalty rate is reduced to 0.0625% (of 8/8ths), subject to a floor of $0.09375 per MT of overage.

Royalty payments are due within 20 days after the end of each calendar quarter.
Additional Purchased Royalty Option
Pursuant to the Royalty Purchase Agreement, we were granted an option to purchase the Additional Purchased Royalty, which would be a separate royalty interest on the Mesabi Property on terms substantially identical to the Mesabi Royalty. The aggregate purchase price for the Additional Purchased Royalty would be $132,500,000, consisting of (i) cash consideration of $125,000,000, less the remaining $10,000,000 of the Transaction Deposit, resulting in a net cash payment of $110,000,000, and (ii) the issuance of Common Shares with an aggregate value of $7,500,000.
Rights of First Offer and Other Provisions
We were also granted rights of first offer (the “ROFO”) in respect of the portion of Ironclad’s existing royalty on the Mesabi Property not acquired by us. Pursuant to the ROFO we are entitled to receive prior written notice of any proposed sale and an opportunity to deliver a non-binding indicative offer and negotiate in good faith for a specified period before such interests may be sold to a third party.
The Royalty Purchase Agreement also grants us information rights, requiring Ironclad to provide us with a quarterly statement at the time each Mesabi Royalty payment is made, which will include details on the production volume, associated costs and a calculation of the proceeds payable during such calendar quarter.

We also have a right to request technical data, documents and reports relating to the Mesabi Property and access to the Mesabi Property.
The Royalty Purchase Agreement contains customary representations and warranties from the Company, Ironclad and Mesabi Investments (USA) LLC and customary covenants regarding the conduct of the parties’ respective businesses.
The Royalty Purchase Agreement also contains indemnification provisions, under which Ironclad agrees to indemnify us and our affiliates for losses arising from breaches of representations, warranties and covenants, certain tax matters and defects in title to the Mesabi Royalty.
Principal Markets; Revenue Breakdown
Our future revenues are expected to derive from (i) sales of nickel, cobalt, copper and manganese contained in the polymetallic nodules lifted from the NORI Property pursuant to the NORI Royalty Agreement, (ii) sales of DR Grade Iron Ore Pellets produced from the Mesabi Property pursuant to the Royalty Purchase Agreement and the Mesabi Conveyance, and (iii) sales of minerals by any future operators of projects over which we may in the future hold royalty or stream interests. The metals subject to the NORI Royalty are expected to support global EV and energy-storage supply chains, with pricing denominated in U.S. dollars and referenced to LME benchmarks. Sales of DR Grade Iron Ore Pellets subject to the Mesabi Royalty are expected to support domestic and international electric arc furnace steelmaking operations using direct-reduced iron as feedstock, with the Mesabi Royalty calculated by reference to the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price.
Because we had no royalty inflows from the NORI Royalty since inception, historical revenue by product or geography is not presented for the NORI Royalty. Beginning with first production from the NORI Property, we expect revenue attribution from Products under the NORI Royalty Agreement to break down approximately as follows: 60% nickel, 25% cobalt, 10% copper and 5% manganese.
As of the date of this prospectus, we have not received any royalty revenue from the Mesabi Royalty, and the Mesabi Property has not commenced commercial production. The operator has publicly disclosed a target of commencing initial DR Grade Iron Ore Pellet production in the fourth quarter of 2026, with commercial production expected to be reached following an 8-to-12-month ramp-up period. Royalty revenue from the Mesabi Royalty will be substantially all attributable to sales of DR Grade Iron Ore Pellets produced from the Mesabi Property.
Market Overview and Strategic Context
The global transition to a low-carbon economy depends on secure, large-scale supplies of critical minerals. According to the IEA, demand for key metals such as nickel and cobalt is expected to increase significantly through 2040 as EVs, stationary storage systems and renewable energy infrastructure scale worldwide. These metals, together with copper and manganese, are core inputs to batteries, motors, power networks, wind turbines and solar balance-of-system components. At the same time, conventional terrestrial mining projects face mounting headwinds, including long and uncertain permitting timelines, elevated geopolitical risk, environmental constraints and increasing social resistance. In this context, polymetallic nodules on the seafloor offer a high-grade, potentially scalable and lower-impact alternative source of supply of critical minerals. We believe the NORI Property is positioned to meet a portion of this growing demand. Through the NORI Royalty, investors gain exposure to a large-scale, long-life and sustainability-aligned asset with the potential to deliver attractive returns as electrification accelerates given the growing demands for energy from multiple industries.
Additionally, the U.S. steel industry is undergoing a structural shift toward lower-carbon EAF steelmaking using direct-reduced iron, which requires DR Grade Iron Ore Pellets as the principal high-grade iron feedstock. DR Grade pellets are produced at a small number of operations globally, principally in Brazil and Sweden, with very limited domestic U.S. production.
End-use markets and applications for nodule-derived metals
Industries that require the metals contained in polymetallic nodules represent potential market opportunities across infrastructure, energy storage and chemicals. In infrastructure, nickel, cobalt and manganese are used in steels, specialty alloys and turbines, and copper is used extensively in cables, wiring, transformers and electronics. In energy storage, nodules can yield battery cathode precursors in the form of nickel, manganese and cobalt sulphates, or intermediary nickel-copper-cobalt matte or alloys, and produce copper cathode for wiring and busbars. In chemicals, cobalt and manganese catalysts are used in refining and industrial processes and manganese sulphate has agricultural and industrial applications. While end-uses driven by the energy transition still represent a relatively small fraction of total consumption for these metals today, their relative use in EVs and other energy systems is expected to increase significantly over the next decades as technology mix, policy support and cost declines accelerate adoption.
METAL	TOP END USE SEGMENTS
Nickel	Stainless steel (66%), batteries (15%), non-ferrous (aerospace and defense) (8%), electroplating (5%), alloy steel (3%), foundry and castings (1%), other (2%)
Copper	Electrical infrastructure (30%), construction (24%), consumer appliances and goods (21%), transport (14%), industrial machinery (6%), other diverse uses (5%)
Cobalt	EV batteries (42%), portable device batteries (30%), superalloys (9%), hard metals (4%), pigments and ceramics (4%), catalysts (3%), magnets (2%), other (6%)
Manganese	Steel (96%), batteries (3%), agricultural products (1%)

Sources: Benchmark Mineral Intelligence Q4 2025 Forecasts (nickel, cobalt); Benchmark Mineral Intelligence February 2026 Forecast (copper); IGF Critical Mineral Insights (manganese).
Demand outlook and electrification drivers
End-use demand for these critical metals is accelerating due to electrification across transport, grids and industry. Global EVs sales reached roughly 17 million units in 2024, exceeding 20 percent of total sales, and global battery demand for EV and grid-scale storage surpassed 1 terawatt-hour in the same year. Renewable capacity additions reached about 700 gigawatts in 2024, led by solar PV, while grid investments — particularly in China — have been a major driver of copper consumption over the past two years. These dynamics underpin multi-decade growth in material intensity for copper, nickel, cobalt and manganese across vehicle platforms, grid expansion and industrial equipment.
Supply concentration and structural vulnerabilities
Supply concentration remains a defining feature of critical mineral markets, especially in refining. Across nickel, cobalt, and copper, the top three refining countries, China, Indonesia and Russia, increased their combined share to about 86 percent in 2024, up from 82 percent in 2020, while the top three mining countries, Indonesia, the Democratic Republic of the Congo and Chile, rose from 73 percent to 77 percent over the same period. China refined about 45 percent of global copper and nearly 78 percent of cobalt in 2024, while Indonesia supplied more than 60 percent of mined nickel and around 45 percent of refined nickel, with its role in mixed hydroxide precipitate, matte, and ferronickel continuing to expand. In 2025, the United States imported 100% of primary nickel, cobalt and manganese and 46% of primary copper, reflecting the structural import dependence of the U.S. economy for the metals contained in polymetallic nodules. The Democratic Republic of the Congo dominated cobalt mining, accounting for roughly 84 percent of global output. This concentration of supply poses a significant risk, as disruptions in any single country could trigger supply shocks in global commodity markets.
China concentration and United States policy response
Refining and processing of these critical minerals are concentrated in, or controlled by, China. China is the largest producer of refined manganese, cobalt and copper and, while it is the second-largest refiner of nickel, it exerts substantial influence over nickel processing in Indonesia, today’s leading nickel supplier. In 2025 and 2026, the United States announced a series of measures intended to counter concentration risk, including Executive Order 14285, titled “Unleashing America’s Offshore Critical Minerals and Resources,” issued on April 24, 2025, which directs the Commerce Secretary to implement an expedited permitting process under DSHMRA; America’s Maritime Action Plan published in early 2026, which further prioritizes domestic processing capabilities for seabed mineral resources; the inclusion in March 2026 of nickel on the

U.S. Department of War’s list of thirteen minerals selected for targeted procurement efforts through the Defense Industrial Base Consortium; international critical mineral agreements; efforts to co-locate certain processing facilities on federal or military lands; and adjustments to tariffs on certain Chinese imports. The policy objective across the United States, the European Union, Canada and Australia is to reduce import dependence and support domestic and allied-country capacity in mining, refining, recycling and advanced manufacturing. These policy efforts are occurring alongside a broader upscaling of battery and EV manufacturing, with announced U.S.-cell capacity exceeding 1.2 terawatt-hours by 2030 and European initiatives under the European Critical Raw Materials Act (the “EU Critical Raw Materials Act”) designating dozens of strategic projects to streamline permitting and access to finance, while retaining black mass to support a regional recycling industry.
Battery-grade nickel versus ferronickel and nickel pig iron
Distinctions within nickel supply are increasingly important for battery markets. Indonesia’s expansion has been led by ferronickel and nickel pig iron that primarily serve stainless steel. Battery-grade nickel requires nickel sulphate produced via intermediate matte or mixed hydroxide precipitate (MHP)/mixed sulphide precipitate (MSP) conversion and subsequent chemical processing. China remains the largest supplier of nickel chemicals, accounting for a majority of global sulphate output, although Indonesia is scaling its chemicals significantly from a small base as part of a broader industrial policy to capture more value chain steps. Once in production, initially NORI-D and later the greater NORI Property is expected to supply battery-grade nickel sulphate to downstream markets including cell-battery plants.
The case for polymetallic nodules and the NORI Property
Given the wide range of environmental and social impacts associated with conventional land-based mining, we believe it is important to ensure that large volumes of critical metals and minerals are sourced with the lowest environmental, social and economic impacts possible. Polymetallic nodules contain nickel, copper, cobalt and manganese that can be processed into battery-relevant intermediates — such as nickel, manganese and cobalt sulphates, or into intermediate matte or alloy blends — and into copper cathode and alloys for grid and industrial uses. As high-grade terrestrial ore remains limited and global demand increases, a continued reliance on land ores alone would likely expand environmental and social footprints, elevate the risk of supply shortages and increase price volatility. We believe that three of the four metals in polymetallic nodules — nickel, copper and cobalt — are critical in leading economies because they are essential to economic welfare and face supply chain vulnerabilities, and manganese is foundational to steelmaking and a range of industrial applications. We believe the NORI Property offers a potential alternative source that can contribute to supply diversification and resilience, subject to permitting, technical performance and market conditions.
Presentation of IEA charts and scenarios
The charts below published by the IEA show increasing global demand by end-use application for nickel, copper, and cobalt, under the scenario that net zero emissions is achieved by 2050. The IEA provides global demand projections for 37 critical minerals needed for clean energy transitions across various target and technology scenarios. A 2024 study by the IEA shows that the production of energy transition minerals could increase by 2040 to meet the growing demand for low-carbon energy technologies required to keep global warming at 1.5°C with deficits in mined supply emerging for nickel, copper and cobalt before 2030.

IEA Nickel Supply & Demand Outlook

Nickel

Ni

Top three producers 2030

Russia
5%
Indonesia
67%
Mining
Philippines
6%

Indonesia
45%
China
33%
Refining
Russia
3%

Demand outlook

kt
8 000
4 000
STEPS
APS
2015
2024
2040
Electric vehicles
Other energy technology
Other demand

Mining requirements

kt
7 000
3 500
APS
STEPS
2024
2030
2035
2040
Expected mine supply from announced projects
Primary supply requirements (mined)

STEPS	2021	2024	2030	2040
Cleantech demand (kt)	**226**	**562**	**1 349**	**2 381**
Other uses (kt)	2 600	2 809	3 039	3 304
Total demand (kt)	**2 825**	**3 371**	**4 389**	**5 685**
Secondary supply and reuse (kt)	25	62	63	295
Primary supply requirements (kt)	**2 709**	**3 484**	**4 326**	**5 382**
Share of top three mining countries	64%	77%	78%	84%
Share of top three refining countries	66%	78%	81%	83%

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)
Global Nickel Demand Outlook by Sector and Region

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)

IEA Copper Supply & Demand Outlook

Copper

Cu

Top three producers 2030

Mining
Chile
24%
Peru
11%
DRC
16%

Refining
China
47%
Chile
6%
DRC
7%

Demand outlook

Mt
40
20
STEPS
APS
2015
2024
2040
Grids
Other energy technology
Construction
Other demand

Mining requirements

Mt
30
15
APS
STEPS
2024
2030
2035
2040
Expected mine supply from announced projects
Primary supply requirements (mined)

STEPS	2021	2024	2030	2040
Cleantech demand (kt)	**6 002**	**7 737**	**10 910**	**12 162**
Other uses (kt)	18 944	18 980	20 438	21 975
Total demand (kt)	**24 946**	**26 717**	**31 348**	**34 137**
Secondary supply and reuse (kt)	4 123	4 441	5 431	8 702
Primary supply requirements (kt)	**20 851**	**22 503**	**25 917**	**25 428**
Share of top three mining countries	46%	48%	50%	53%
Share of top three refining countries	57%	59%	60%	60%

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)
Global Copper Demand Outlook by Sector and Region

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)

IEA Cobalt Supply & Demand Outlook

Cobalt

Co

Top three producers 2030

Mining
DRC 62%
Russia 3%
Indonesia 18%

Refining
Indonesia 3%
China 77%
Finland 6%

Demand outlook

kt
STEPS
APS
500
250
2015
2024
2040
Electric vehicles
Other energy technology
Other demand

Mining requirements

kt
400
200
APS
STEPS
2024
2030
2035
2040
Expected mine supply from announced projects
Primary supply requirements (mined)

STEPS	2021	2024	2030	2040
Cleantech demand (kt)	**37**	**71**	**148**	**136**
Other uses (kt)	150	150	166	194
Total demand (kt)	**187**	**221**	**314**	**330**
Secondary supply and reuse (kt)	15	26	39	82
Primary supply requirements (kt)	**182**	**250**	**276**	**247**
Share of top three mining countries	76%	81%	83%	82%
Share of top three refining countries	82%	89%	87%	86%

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)
Global Cobalt Demand Outlook by Sector and Region in the Stated Policies Scenario (STEPS)

Source: International Energy Agency Global Critical Minerals Outlook 2025 (May 21, 2025)
Policy environment and investment geography
Although policy settings in major consuming markets continue to evolve, large-scale investment commitments in batteries and EVs remain in place across multiple regions, and permitting and financing programs are expanding to support upstream and midstream capacity. In the United States, 2025 executive actions aim to accelerate critical-minerals permitting and project development and complement manufacturing incentives that have anchored significant announced cell capacity this decade. In Europe, the EU Critical Raw Materials Act is intended to shorten timelines and improve bankability for strategic projects while building a regional recycling ecosystem. Canada and Australia have deployed financing programs to de-risk mineral and processing projects, and, in Western Australia, temporary royalty relief has been extended to support nickel producers during the price downturn. In China, dominance across refining, cell manufacturing and recycling is expanding, and new traceability regimes for rare earth elements are being implemented alongside export controls and licensing mechanisms that affect market access and supply assurance for overseas buyers.
Legislative and policy disclosures related to the “One Big Beautiful Bill” and Critical Metals
The OBBBA, enacted in July 2025, allocates approximately $9.5 billion to bolster U.S. critical mineral supply chains, including $7.5 billion for the Department of Defense and additional funding through energy and defense programs. The law introduces strict “Prohibited Foreign Entity” rules that restrict eligibility for federal incentives if companies have ties to certain countries, and it accelerates the phase-out of key clean energy tax credits, including the repeal of the EV credit under Section 30D after September 2025. These measures signal a strategic pivot toward defense-oriented mineral security and domestic processing capacity, aiming to reduce geopolitical risk and strengthen supply chain resilience.
Defense authorities reinforce these initiatives with The Defense Production Act Title III authorizing funding for critical mineral supply chains, and the Fiscal Year 2025 National Defense Authorization Act directing a feasibility study on domestic refining of deep-sea nodule-derived intermediates. Legislative interest in seafloor resources is further reflected in the introduction of the Responsible Use of Seafloor Resources Act, which, although not enacted, signals policy momentum toward alternative feedstocks. Internationally, the EU Critical Raw Materials Act and U.S. critical mineral agreements with allies such as Japan aim to diversify supply and reduce dependence on high-risk jurisdictions.
These programs create opportunities for projects aligned with electrification and grid modernization megatrends, but participation is subject to evolving rules, competitive allocations and compliance obligations, including prevailing wage, domestic content and foreign entity restrictions. There is no assurance that any project will qualify for or realize anticipated benefits, and interpretations of eligibility — particularly for nodule-derived intermediates — remain uncertain pending further guidance. We will continue to monitor developments in U.S. and allied policy frameworks and adjust our strategy accordingly.
Critical Metals and Global EV Market
Battery chemistries that require metals contained in polymetallic nodules, nickel, cobalt and manganese, which are found in the NORI Property, deliver high energy densities and are typically deployed in EVs requiring long range (e.g., luxury and upmarket passenger cars) and power (trucks). In 2024, these battery chemistries represented only a small portion of the overall use of nickel (~16% of nickel demand) and manganese (<1% of manganese demand). In addition, while 2024 saw an uptick in iron-based cathodes (“LFP”) used in entry-level EVs, production and use of LFP for EVs are concentrated in China. With continued production by Korean, Japanese and European lithium-ion battery producers, nickel-based cathodes are forecasted to retain approximately 50% of overall market share in addition to capturing 85% of cell production capacity outside of China by 2030, with production increasingly pivoting towards high-nickel content longer term. Nickel prices remained pressured for much of 2025 as oversupply from Indonesia and China continued, but rose materially in the fourth quarter of 2025 following a tightening of Indonesian mining quotas. Cobalt prices rallied in 2025 driven by export restrictions in the Democratic Republic of the Congo, and copper prices surged in 2025 due to disruptions in mined supply, increased demand and stagnant mine supply. Manganese prices, after spiking in early 2025 due to reduced supply from Australia, softened through the remainder of the year. According to a leading U.S. consulting firm, the global battery market is expected to reach approximately 4.2 terawatt-hours in 2030 and 6.8 terawatt-hours by 2035, with more than 85% of demand driven by lithium-ion batteries, with battery applications expected to drive significant growth in nickel and cobalt demand.

Environmental Opportunity
All nickel, copper, cobalt and manganese today are produced from land ores or recycled metal stock. We believe existing metal stocks available for recycling are insufficient to meet current demand. Even with high end-of-life product recycling rates, most of the new demand over the coming decades will have to be met by new mining. We believe the land-based mining sector is fundamentally challenged: ore grades are falling, production is moving to some of the more biodiverse and conflict-prone regions in the world, accessing ore bodies often requires a complete removal of ecosystems situated on and above such orebodies, and removing, breaking or tunneling through significant tonnage of waste rock. Toxic levels of heavy elements often found in land orebodies typically need to be removed, stored and maintained indefinitely, a real challenge on seismically active and wet tropical islands in countries like Indonesia that accounts for most of the growth in nickel supply.
As a result of a vigorous campaign by several non-governmental organizations, some participants in the EV supply chain have called for a general moratorium on all forms of deep-seabed mining until there is more knowledge about marine impacts of nodule collection operations. While TMC’s Environmental and Social Impact Assessment (“ESIA”) and Cultural Heritage Impact Assessment (“CHIA”) for offshore nodule collection segment of the NORI Area D project is still ongoing, based on already completed research into lifecycle impacts of critical metal production specifically from deep-sea polymetallic nodules, TMC identified how nodules can potentially provide an opportunity to significantly compress most lifecycle ESG impacts associated with conventional metal production from land ores.
To quantify environmental footprints of metal production from nodules as compared to conventional land ores, TMC commissioned several lifecycle assessments (“LCAs”) looking at the cradle-to-gate impacts of producing nickel, copper, cobalt and manganese products from polymetallic nodules and how it compares to land-based routes. An LCA white paper examining a comprehensive set of impacts was commissioned by TMC and co-authored by certain TMC executive officers in 2018 and reviewed by subject matter specialists and published on TMC’s website in April 2020; an LCA research paper focusing on climate change impacts was peer-reviewed and published in the Elsevier Journal of Cleaner Production in December 2020; an LCA research paper focusing on solid waste streams was peer-reviewed and published in the Yale Journal of Industrial Ecology in January 2022 and an independent LCA compliant with the International Organization for Standardization Standard 14040 on TMC’s NORI Area D project was conducted by Benchmark Minerals Intelligence (“Benchmark”) and released in March 2023. Based on these LCA assessments that TMC commissioned, we believe that TMC is positioned to become one of the lowest ESG footprint metal companies in the industry. The March 2023 LCA by Benchmark shows that the

NORI Area D project model performed better in each impact category analyzed than all the land-based processing routes chosen for comparison, except for the global warming potential and water consumption of producing cobalt sulfate, in which one land-based route performed better. While most of these reductions are attributable to the unique characteristics of the polymetallic nodule resource as described above, the elimination of solid processing waste streams onshore is due to TMC’s investment in a near-zero-waste flowsheet design and part of the low carbon emissions are due to TMC’s strong preference to locate onshore processing facilities in places with access to low-carbon power.
Mesabi Project and DR Grade Iron Ore Market Context
The Mesabi Property is designed to produce DR Grade Iron Ore Pellets, which are high-purity iron ore pellets (typically containing approximately 67.5% iron content or greater, with correspondingly low levels of silica, alumina and other gangue elements) suitable as feedstock for direct-reduced iron processes. Direct-reduced iron is increasingly used as feedstock in EAF steelmaking, which is significantly less carbon-intensive than traditional blast-furnace steelmaking and is the dominant growth segment of the U.S. steel industry. The U.S. steel industry is currently the second-largest steel producer globally and is significantly more EAF-weighted than the global industry average, with EAF production representing approximately 70% of total U.S. crude steel output.
Global DR Pellet Supply and U.S. Market Position
Global DR Grade Iron Ore Pellet supply has historically been concentrated in a small number of producers, principally in Brazil and Sweden. U.S. operating capacity for DR Grade Iron Ore Pellets specifically is limited, and U.S. supplies of DR Grade Iron Ore Pellets to support EAF steelmaking have historically depended on imports. Upon commencement of commercial production, the Mesabi Project is expected to be the sole merchant supplier of DR Grade Iron Ore Pellets in the United States, with limited risks of new entries due to the limited number of ore bodies globally that are capable of economically producing DR Grade pellets. There can be no assurance, however, that the Mesabi Project will retain such positioning if new entrants are developed.
Mesabi Iron Range and Domestic Steel Supply Chain
The Mesabi Iron Range is a series of iron ore deposits extending approximately 120 miles from Grand Rapids to Babbitt, Minnesota, and is the largest historical iron ore producing district in the United States. The Mesabi Iron Range has supported domestic iron ore production for more than a century and benefits from established infrastructure including rail, ports and processing facilities. The Mesabi Property is located approximately 15 miles west of Hibbing, Minnesota, and approximately 106 miles by road from the port of Duluth, Minnesota, the principal Great Lakes port serving the U.S. iron ore industry, with access provided by U.S. Highway 169, the Canadian National rail line and the BNSF rail line. We believe the Mesabi Property’s location on the Mesabi Iron Range provides significant logistical and cost advantages relative to greenfield iron ore projects.
Operator Project Financing and Stakeholder Support
Based on publicly available disclosures, the operator has secured significant project-level financing and stakeholder support to advance the Mesabi Property toward commercial production. In March 2026, the Export-Import Bank of the United States (“EXIM”) announced its support of up to $10 billion for the development of an iron ore mining and processing facility by Mesabi Metallics on Minnesota’s Mesabi Iron Range. Separately, the operator has publicly disclosed the closing of a $520 million senior secured project financing facility with Breakwall Capital to advance the project toward commercial operations, and Mesabi Metallics has publicly indicated that the project is expected to support the creation of up to approximately 350 new direct jobs. The foregoing project-level financings and stakeholder commitments benefit our royalty interest only indirectly, by supporting the operator’s ability to commence and sustain commercial production; we are not a party to, and have no direct rights in respect of, any such financing or support arrangement.

Summary Disclosure of our Material Properties
The following summary disclosure is provided pursuant to Item 1303(b) of Regulation S-K. Our material mining properties for purposes of S-K 1300 are the NORI Royalty over the NORI Property and the Mesabi Royalty over the Mesabi Property. As described under “Cautionary Note Regarding Mineral Reserve and Resource Estimates,” mineral resource and mineral reserve estimates are presented in this prospectus only for the Mesabi Property, supported by the Mesabi TRS prepared by DRA. We continue to rely on the accommodation under Items 1303(a)(3) and 1304(a)(2) of Regulation S-K with respect to the NORI Royalty.
The following table summarizes information regarding our material royalty interests as of the date of this prospectus:
Property	Location	Operator	Royalty Interest	Stage	Primary Product
NORI Property	Clarion-Clipperton Zone, NE Pacific Ocean	NORI / TMC USA (wholly-owned subsidiaries of TMC)	2.0% gross overriding royalty (subject to repurchase rights)	Development/pre-production	Polymetallic nodules (Ni, Cu, Co, Mn)
Mesabi Property	Itasca County, Minnesota, USA	Mesabi Metallics Company LLC	1.00% indexed gross production revenue royalty (with revenue floor) up to 8.5 MTPA / 0.25% on overage; step-down at 170 Mt cumulative; ROFO and option for additional 1.00% royalty	Development / Pre-production	DR Grade Iron Ore Pellets
Aggregate Production
Neither the NORI Property nor the Mesabi Property has commenced commercial production, and we have not received any royalty income from either property since inception. Accordingly, there is no aggregate production to report for any of the three most recently completed fiscal years. The operator of the Mesabi Property has publicly indicated that it targets first DR Grade Iron Ore Pellet production in the fourth quarter of 2026, and the operator of the NORI Property has publicly disclosed a targeted commencement of commercial recovery in the fourth quarter of 2027, in each case subject to obtaining permits and approvals and to customary commissioning, ramp-up and operational risks. There can be no assurance that either targeted commencement date will be achieved.
Summary Mineral Resources
The following table summarizes the mineral resource estimate (exclusive of mineral reserves) for the Mesabi Property, with an effective date of January 14, 2026, prepared by Dr. Schadrac Ibrango, P.Geo., Ph.D., MBA, of DRA. Additional information, including notes and material assumptions, is set forth in Appendix C and in the Mesabi TRS, which is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part.
Resource Category	Tonnage (MLT)(1)	MagFe (%)	TotFe (%)	Weight Recovery (%)(2)	Concentrate Iron (%)	Concentrate Silica (%)
Indicated	214.5	20.5	31.9	28.8	70.0	1.8
Inferred	29.5	18.9	31.8	26.9	—	1.7

(1)
Million long tons.

(2)
Dry weight recovery (referred to in the Mesabi TRS as “DRIWREC”).

(a)   Basis of preparation; effective date.   Mineral resources are reported on a dry basis, exclusive of mineral reserves, in accordance with S-K 1300. The effective date of the mineral resource estimate is January 14, 2026.
(b)   Key assumptions.   The mineral resource estimate is based on a cut-off grade of 14.0% magnetic iron and a long-term DR Grade Iron Ore Pellet price assumption of US$130.00 per metric tonne, FOB Louisiana.
(c)   Inclusion of disputed parcels.   The mineral resource estimate includes parcels in which Cliffs claims a 50% undivided interest and that are the subject of ongoing arbitration, litigation and related proceedings between Mesabi Metallics Company LLC and Cliffs The mineral reserve estimate set forth below excludes such parcels. The mineral resource estimate excludes three parcels owned 100% by Cliffs See “Risk Factors — The operator of the Mesabi Property is engaged in disputes with Cliffs concerning mineral interests included in the mineral resource estimate, and an adverse outcome could reduce the resources or reserves available to the operator and, in turn, the gross production revenue against which the Mesabi Royalty is calculated” and “Business — Mesabi Property — Property Description” for a description of the underlying disputes and their potential impact on the mineral resources and mineral reserves reported in this prospectus.
(d)   Status of mineral resources.   Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that all or any portion of the mineral resources will be converted into mineral reserves.
(e)   Inferred mineral resources.   The Inferred Mineral Resource has a lower level of geological confidence than the Indicated Mineral Resource and cannot be directly converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
(f)   Qualified person statement.   The qualified person responsible for the mineral resource estimate is not aware of any metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially impact the mineral resource estimate, other than the disputes with Cliffs described in note (c) above.
(g)   Rounding.   Figures in the table have been rounded to reflect that the mineral resource estimate is an estimate; accordingly, totals may not sum exactly.
Summary Mineral Reserves
The following table summarizes the mineral reserve estimate for the Mesabi Property, with an effective date of May 22, 2026, prepared by Nigel Fung, P.Eng., of DRA. All mineral reserves are classified as Probable at the discretion of the qualified person on the basis of modifying factors. Additional information, including notes and material assumptions, is set forth in Appendix C and in the Mesabi TRS, which is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part.
Reserve Category	Tonnage (MLT)(1)	MagFe (%)	TotFe (%)	Weight Recovery (%)(2)	Concentrate Iron (%)	Concentrate Silica (%)
Probable(3)	515.5	21.1	31.7	29.8	70.0	1.8

(1)
Million long tons.

(2)
Dry weight recovery (referred to in the Mesabi TRS as “DRIWREC”).

(3)
All mineral reserves are classified as Probable at the discretion of the qualified person on the basis of modifying factors. No mineral reserves are classified as Proven.

(a)   Basis of preparation; effective date.   Mineral reserves are reported on a dry basis, at a point of reference delivered to the primary crusher, in accordance with S-K 1300. The effective date of the mineral reserve estimate is May 22, 2026.
(b)   Key assumptions.   The mineral reserve estimate is derived from the Indicated Mineral Resource (Inferred Mineral Resources have been excluded), based on a pit limit analysis and detailed pit design, applying a cut-off grade of 14.0% magnetic iron and a long-term DR Grade Iron Ore Pellet price assumption of US$130.00 per metric tonne, FOB Louisiana. The mineral reserve estimate is inclusive of internal dilution and reflects a 2.0% mining loss, a life-of-mine average weight recovery of 29.8% (run-of-mine ore to concentrate) and a life-of-mine average magnetic iron recovery to concentrate of 96.48%. The mineral reserve estimate is based on a life-of-mine average stripping ratio (waste to ore) of 1.66.
(c)   Exclusion of disputed parcels.   The mineral reserve estimate excludes parcels in which Cliffs claims a 50% undivided interest and that are the subject of ongoing arbitration, litigation and related proceedings between Mesabi Metallics Company LLC and Cliffs, as well as three parcels owned 100% by Cliffs.
(d)   Classification.   All mineral reserves are classified as Probable; no mineral reserves are classified as Proven. The qualified person has classified the entirety of the mineral reserve estimate as Probable in his discretion, having regard to the modifying factors applied in the conversion of mineral resources to mineral reserves, including the matters described in note (c) above.
(e)   Qualified person statement.   The qualified person responsible for the mineral reserve estimate is not aware of any mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially impact the mineral reserve estimate, other than the disputes with Cliffs described in note (c) above.
(f)   Rounding.   Figures in the table have been rounded to reflect that the mineral reserve estimate is an estimate; accordingly, totals may not sum exactly.
NORI Property
Introduction
In 2018, the SEC adopted amendments to the disclosure requirements for mining properties. Effective for fiscal years beginning on or after January 1, 2021, the disclosure requirements under the SEC’s Industry Guide 7 were replaced with new disclosure requirements under S-K 1300. The property disclosures in this prospectus are presented in accordance with S-K 1300, subject to certain exemptions contained in the rule. While S-K 1300 generally contemplates that registrants that hold royalty, streaming or other similar rights will provide property-level disclosure that is comparable to the disclosure provided by the operators of those properties, including mineral resource and mineral reserve estimates and supporting technical information, S-K 1300 also provides certain accommodations to such registrants. In particular, Item 1303(a)(3) and Item 1304(a)(2) of Regulation S-K permit a registrant that holds royalty or similar rights to omit information that would otherwise be required under Items 1303 and 1304 where obtaining the information and preparing related disclosure would result in an unreasonable burden or expense, provided that the registrant explains the omission and provides all information that it does possess or can obtain without incurring an unreasonable burden or expense. We rely on these accommodations with respect to the NORI Property. In light of our size and the early stage of our business, we have determined that obtaining and preparing a separate S-K 1300 technical report summary and related mineral resource and mineral reserve disclosure for the NORI Property solely for inclusion in this prospectus would, at this time, result in an unreasonable burden or expense for us. Instead, we summarize below certain information from the NORI Technical Reports below for background and context and provide the other information regarding the NORI Royalty and the NORI Property that we can provide without incurring an unreasonable burden or expense.
Absent an exemption or accommodation, a registrant that discloses mineral resources or mineral reserves for a material property must obtain a dated and signed technical report summary from a qualified person identifying and summarizing the information reviewed and the conclusions reached by the qualified person about the mineral resources or mineral reserves determined to be on that property. As noted above, we have determined that commissioning and preparing a separate S-K 1300-compliant technical report summary for the NORI Property solely for our purposes would result in an unreasonable burden or expense. Accordingly, we have not sought to obtain, and do not intend to obtain, a dated and signed technical report summary from a qualified person pursuant to Item 1302(b)(1) of Regulation S-K for the NORI Property, and we therefore do not present mineral resource or mineral reserve estimates, or any economic analysis generally, for the NORI Royalty in this prospectus.
See Appendix A and Appendix B for further information about the NORI Property.
In accordance with Item 1303(b)(1) of Regulation S-K, our internal controls with respect to the disclosure of information regarding the NORI Property in this prospectus consist of: (i) review by our management and our legal and technical advisors of TMC’s public filings with the SEC, including the NORI Technical Reports and TMC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, from which the disclosure in this prospectus relating to the NORI Property is summarized; (ii) review of the qualifications and independence of the qualified persons engaged by TMC who prepared the NORI Technical Reports; and (iii) evaluation by our management of whether the public information disclosed by TMC may reasonably be summarized in this prospectus consistent with the accommodations on which we rely under Items 1303(a)(3) and 1304(a)(2) of Regulation S-K. We have not independently verified the technical, scientific, operational, environmental or economic information underlying TMC’s disclosures regarding the NORI Property, and our internal controls are not designed to do so.
Location
The NORI Property is located within the seafloor in the CCZ of the north-east Pacific Ocean between Hawaii and Mexico. The western end of the CCZ is approximately 1,000 km south of the Hawaiian island group.
The NORI Property is comprised of four separate areas (NORI A, B, C and D) of the CCZ with a combined area of 74,830 km2.
NORI Area D covers 25,160 km2 and is the easternmost of the four NORI exploration areas. Its center point is at latitude 10° 29’ N and longitude 116° 57’ W, approximately 850 km due west of the nearest land — the uninhabited Clipperton Island.
History
A nickel, manganese, cobalt, and copper resource occurring as polymetallic nodules is located on the seafloor in the CCZ. Four consortia of offshore development companies demonstrated the technical feasibility of collecting, lifting, and converting nodules into metals in the 1970s, but development of the industry was impeded by the absence of regulation and a governing body.
Regulatory Regimes
United Nations Convention on the Law of the Sea
In 1994, the United Nations established the ISA pursuant to UNCLOS. The ISA governs the development of seabed resources for UNCLOS member states in the territories beyond the exclusive economic zones governed by coastal states (the “Area”).
In 2010, the ISA adopted Regulations on Prospecting and Exploration for Polymetallic Nodules in the Area. In July 2011, the ISA granted TMC subsidiary, NORI, an exploration contract covering NORI Area A, B, C, and D. NORI is sponsored under the ISA by the Republic of Nauru pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011. NORI and Nauru subsequently entered into a sponsorship agreement in September 2017, which was most recently revised in May 2025, formalizing certain obligations of the parties in respect of NORI’s exploration and potential collection activities in the NORI Contract Area. These exploration contracts do not confer any commercial production rights. The NORI exploration contract has an initial 15-year term and is scheduled to expire in July 2026. In January 2026, NORI submitted to the ISA a request for a five-year extension of its exploration contract, as permitted under the terms of the contract upon a showing of good-faith compliance with the approved plan of work. As of the date of this prospectus, the extension request is pending ISA review, and there can be no assurance that the extension will be granted on a timely basis, on terms acceptable to NORI, or at all. The ISA has not finalized the Mining Code, including Regulations on the Exploitation of Mineral Resources in the Area as required under UNCLOS, which must be finalized before exploitation contracts may be granted. As of the date of this prospectus, the United States is not a party to UNCLOS and has remained a persistent objector to UNCLOS ratification, primarily due to its Part XI seabed mining provisions.
Deep Seabed Hard Mineral Resources Act
Once the ISA became operational in the 1990s, most reciprocating states transitioned to the UNCLOS/ISA system. The United States, however, remains outside that framework.
In 1980, the U.S. enacted the DSHMRA authorizing the NOAA to issue licenses for exploration and permits for commercial recovery from the deep seabed. These activities are limited to areas beyond national jurisdiction and are intended to ensure that U.S. entities can participate in seabed mining despite the U.S. not being a party to UNCLOS.
DSHMRA provides a regulatory structure administered by NOAA, an agency under the U.S. Department of Commerce. NOAA’s implementing regulations detail the criteria and conditions for issuance of deep-seabed exploration licenses and commercial recovery permits to U.S. citizens, including any individual, corporation, or other entity organized under the laws of a U.S. state or territory.
NOAA is not restricted under DSHMRA from issuing licenses or permits over areas that are also subject to ISA exploration or exploitation contracts.
Before any license or permit is issued, NOAA must determine that the proposed activities meet a series of statutory requirements, including that the activity: (i) will not unreasonably interfere with the lawful use of the high seas by other states; (ii) is consistent with U.S. foreign policy and international obligations; (iii) does not create a risk to international peace and security; (iv) is not expected to result in significant adverse environmental effects; and (v) does not pose undue risk to life or property at sea.
Exploration licenses under DSHMRA grant exclusive rights to conduct technical studies in a defined area and are issued for ten-year terms. Commercial recovery permits authorize full-scale extraction for a period of 20 years subject to extension and are subject to enhanced environmental and operational requirements. To date, NOAA has issued exploration licenses over four areas, of which two are active, however it has not issued any commercial recovery permits under DSHMRA. TMC USA, a wholly owned subsidiary of TMC, is the first U.S. citizen to apply for a commercial recovery permit.
In April 2025, TMC, through TMC USA, applied for exploration licenses and commercial recovery permits under DSHMRA in respect of areas of the CCZ that include, but are not limited to, the NORI Property. The relevant applications are summarized below:
•
Exploration License for the USA-A Area which covers 65,186 km2 in the CCZ.

•
Exploration License for USA-B Area which covers 121,789 km2 in the CCZ.

•
Commercial Recovery Permit for USA-A which covers 25,160 km2 in the CCZ (NORI Area D).

USA A includes (but is not limited to) the existing ISA approved exploration Area identified as NORI Area D. USA B includes (but is not limited to) the existing ISA approved exploration Areas identified as NORI Areas A, B and C.
In January 2026, The Metals Company, through TMC USA, applied for a consolidated exploration license and commercial recovery permit under the DSHMRA. TMC disclosed that the consolidated application covers the area previously subject to the April 2025 commercial recover permit application (NORI Area D) and also expands on the area subject to the prior application, however, to our knowledge the expanded area does not include any of the other NORI Areas subject to our NORI Royalty Agreement.
In May 2026, the exploration license for USA-B Area was certified by the NOAA.
The applications for the USA-A Area are still under agency review and commencement of commercial recovery by TMC USA is subject to approval of these licenses and permit applications under DSHMRA.

As of the date of this prospectus, TMC USA does not hold any exploration licenses or commercial recovery permits for the USA-A Area under the DSHMRA framework. See “— NORI Recent Developments.”
The NOAA review process includes a determination whether applications for exploration licenses are in full or substantial compliance with the applicable requirements under DSHMRA and its implementing regulations within 30 days of receipt and whether applications for a commercial recovery permit are complete within 60 days. NOAA has notified TMC USA that its exploration license applications are in substantial compliance with the applicable requirements. NOAA is then expected to proceed with a full review of TMC USA’s applications, including interagency consultation with other U.S. government departments (including the Department of State, the Department of Defense and the Environmental Protection Agency), preparation of an Environmental Impact Statement, or EIS, under NEPA, and a public comment period. NOAA will determine whether to issue the requested licenses and permit, and if so, under what terms and conditions. All licenses and permits issued under DSHMRA are subject to oversight, periodic reporting and potential suspension or revocation for noncompliance or unforeseen environmental harm. NOAA issued four exploration licenses in 1984 to U.S. sponsored consortia for polymetallic nodule exploration in the CCZ. Two of these licenses (USA-1 and USA-4) remain active and are currently held by Lockheed Martin. These licenses have been renewed until 2027 in accordance with DSHMRA’s statutory provisions, which require NOAA to grant extensions if the licensee has substantially complied with license terms.
TMC USA has submitted applications for such rights, and subject to regulatory review and approval, anticipates that any future commercial recovery activities would be conducted pursuant to a permit issued by NOAA under the U.S. legal regime, rather than under UNCLOS.
TMC expects to be subject to additional U.S. laws and regulations as development progresses.
To date, no commercial recovery permits for extracting minerals from the seafloor within the NORI Property have been granted under ISA or DSHMRA.
NORI Recent Developments
On April 24, 2025, the President issued Executive Order 14285, titled “Unleashing America’s Offshore Critical Minerals and Resources” (the “Executive Order”). The Executive Order’s purpose is to advance the development of critical minerals in the U.S. offshore seabed and in areas beyond national jurisdiction. In the Executive Order, the President directed federal agencies to streamline and expedite permitting for exploration, extraction and processing of seabed mineral resources, instructed the Departments of War and Energy to assess use of the National Defense Stockpile for nodule-derived minerals, and directed the International Development Finance Corporation, the Export-Import Bank and the Trade and Development Agency to identify tools to support the industry. In early 2026, the Federal government published America’s Maritime Action Plan, which further prioritizes domestic processing capabilities for seabed mineral resources.
In July 2025, NOAA issued proposed amendments to its regulations under DSHMRA (15 C.F.R. Parts 970 and 971), published as FR Doc. 2025-12513 (90 Fed. Reg. 29806). The proposed rule introduces a new consolidated application procedure under § 971.214, allowing applicants to submit a single application for both an exploration license and commercial recovery permit. These changes are intended to modernize and streamline the DSHMRA permitting process. The proposed rule underwent a public comment period until September 5, 2025. DSHMRA and its regulations do not include a statutory deadline for application review. However, the Executive Order directs the Commerce Secretary to implement an expedited permitting process under DSHMRA.
On July 27, 2025, TMC USA submitted amended exploration applications with additional information requested by NOAA. NOAA confirmed that both exploration license applications were fully compliant and it had begun its certification process.
On August 11, 2025, TMC USA received notice of full compliance from the NOAA on its exploration applications, and reconfirmation that TMC USA has priority right over both exploration areas. Both applications entered the certification stage in late July, which TMC expects to be approximately 100 days. TMC has announced a targeted production start date of Q4 2027.

On January 21, 2026, NOAA issued the final rule, titled “Deep Seabed Mining: Revisions to Regulations for Exploration Licenses and Commercial Recovery Permit Application,” updating NOAA’s regulations implementing the DSHMRA and modernizing the federal permitting framework. The final rule established a consolidated application and review process pursuant to which qualified applicants may submit a single application for both an exploration license and a commercial recovery permit, and may incorporate environmental, geological, and engineering data collected during exploration activities directly into commercial recovery permit applications.
On January 22, 2026, TMC USA submitted a consolidated exploration license and commercial recovery permit application under NOAA’s updated framework.
NORI Resource base
The NORI Royalty covers the NORI Property. The NORI Property comprises NORI Areas A, B, C and D in the CCZ with a combined area of 74,830 square kilometers, and the seafloor in the NORI Areas is typically 4,000 to 6,000 meters below sea level. NORI Area D is in the development stage following the issuance of the Area D Report, while NORI Areas A, B and C remain in the exploration stage. The initial development focus is NORI Area D, which spans approximately 25,160 square kilometers.
Figure 1: CCZ regional map showing NORI A to D
NORI extents
Area	Minimum Latitude (DD)	Maximum Latitude (DD)	Minimum Longitude (DD)	Maximum Longitude (DD)	Minimum UTM X (m)	Maximum UTM X (m)	Minimum UTM Y (m)	Maximum UTM Y (m)	UTM Zone
A	11.5000	13.00000	(134.5830)	(133.8330)	545220.4	627276.0	1271339	1437255	8
B	13.5801	14.00000	(134.0000)	(133.2000)	607995.7	694759.8	1501590	1548425	8
C	12.0000	14.93500	(123.0000)	(120.5000)	500000.0	769458.3	1326941	1652649	10
D	9.8950	11.08333	(117.8167)	(116.0667)	410465.2	602326.1	1093913	1225353	11

DD — Decimal degrees, UTM — Universal Transverse Mercator map projection
As the CCZ deposit does not include any habitable land and is not near coastal waters, there is no requirement to negotiate access rights from landowners for seafloor collection operations. All personnel and material will be transported to the project area by ship.
Geological characteristics
Polymetallic nodules are discrete, centimeter-scale concretions that form over millions of years at the sediment — water interface through the slow precipitation of dissolved metals from seawater and sediment pore waters. This process occurs via two mechanisms: hydrogenetic growth, where metals precipitate directly from seawater, and diagenetic growth, where metals migrate upward from sediment pore fluids. The nodules typically consist of concentric layers of manganese and iron oxides surrounding a nucleus, which can be a fragment of older nodule material, pumice, or other debris. In the NORI Areas, nodules are widely distributed across abyssal plains at depths of 4,000 to 6,000 meters and rest unattached on the seafloor surface, often forming dense carpets with coverage exceeding 50% in high-abundance zones. There is no overburden to strip and no host rock to drill or blast, eliminating the need for conventional mining infrastructure such as pits, shafts, or waste dumps. Collection involves tracked subsea vehicles that gently lift nodules from the sediment surface using low-pressure intake heads, minimizing sediment disturbance. The nodules are then transferred as a slurry through a vertical riser and lifting system to a surface production vessel, where they are dewatered and stored in cargo holds. From there, they are transshipped to bulk carriers for delivery to shore-based processing facilities. This unique deposit geometry and mining method result in a zero-strip ratio and a fundamentally different environmental and operational profile compared to traditional mining.
Mining method
Tracked seafloor collectors travel along pre planned lanes and lift nodules from the sediment surface using low pressure intake heads designed to limit sediment entrainment. Collected material is screened on the collector and transferred into a subsea buffer that smooths flow. A vertical riser and lifting system conveys a slurry of nodules from the buffer to a surface production vessel. The riser is engineered for the hydraulic head across approximately 4 to 6 kilometers of water column and incorporates redundancy to support high uptime. On the surface vessel, nodules are dewatered and stockpiled for periodic transshipment to ocean going bulk carriers. Hydrodynamic, sediment and plume modeling inform limits on collector speed, spacing and operational thresholds.
Figure 5: Graphic depicting nodule collection system

Figure 6: Flow mixture overview of nodule collection system
Processing method
Shore based processing follows a modular flowsheet that uses proven unit operations adapted to nodule chemistry. Feed is conditioned as required, then smelted in a rotary kiln electric furnace to produce a nickel copper cobalt matte. Manganese largely reports to a silicate stream. Matte is converted and refined to saleable nickel, copper and cobalt intermediates or products. The manganese stream can be marketed as silicate or, where warranted by market conditions, processed to manganese sulfate. The flowsheet targets high overall metal recoveries, low solid waste onshore and flexibility in the product mix as market conditions evolve.
Figure 7: Major equipment and associated stream from pyrometallurgical complex
Initial Commercialization
PAMCO Contracts
Early commercialization relies on third-party rotary kiln electric furnace tolling capacity to monetize matte and shorten time to market. The initial phase will utilize established tolling arrangements with PAMCO at its Hachinohe facility in Japan. PAMCO has already completed demonstration-scale trials using nodules from NORI’s 2022 test mining campaign, including calcining and smelting operations that validated the ability to produce high-quality nickel-cobalt-copper alloy and manganese silicate. The facility will initially process approximately 1.3 million wet tonnes per annum of nodules, producing alloy and then matte once sulfidation and converting units are installed. This phased approach allows TMC to defer significant capital expenditure on greenfield smelting infrastructure while maintaining early revenue generation. Beyond PAMCO, additional RKEF capacity in Indonesia is expected to be contracted to handle incremental volumes as production ramps up to 3 million wet tonnes per annum per vessel. These tolling arrangements are structured to ensure TMC retains ownership of nodules and finished products, providing flexibility in marketing and downstream integration.
Future Product Transition
The commercialization plan is structured as a staged evolution from intermediate products to high-value battery-grade chemicals and refined metals. The first phase focuses on producing and selling nickel-cobalt-copper matte through tolling agreements with existing smelters and refiners, leveraging proven RKEF technology to minimize execution risk. As throughput scales and operating experience is gained, the operator intends to commission a U.S.-based hydrometallurgical refinery beginning in Year 6 of operations. This facility will process matte into nickel sulfate, cobalt sulfate, copper cathode and ammonium sulfate fertilizer, with an initial capacity aligned to 6 million wet tonnes per annum of nodules. By Year 10, the plan anticipates full transition to in-house refining of all matte volumes through two hydrometallurgical plants with combined capacity for 12 million wet tonnes per annum. This progression is designed to capture higher margins, reduce reliance on third-party tolling and align the product slate with demand from EV battery supply chains, stainless steel markets and energy infrastructure. The staged approach also provides flexibility to adapt to evolving market conditions and regulatory frameworks while maintaining optionality for manganese sulfate production for emerging battery chemistries.
Figure 8: Major equipment and associated stream from hydrometallurgical complex
Mesabi Property
Overview
The Mesabi Property is the subject of our Mesabi Royalty and is a material property to the Company for purposes of S-K 1300. The Mesabi Property is located in Itasca County, Minnesota, on the western portion of the historic Mesabi Iron Range, adjacent to the City of Nashwauk, Minnesota. The property is operated by Mesabi Metallics Company LLC, a private company that is not affiliated with TMCR. Based on information provided to us by the operator and publicly available disclosures, total project investment in the Mesabi Project through the operator’s targeted commercial start-up is expected to total approximately $2.4 billion, making the project among the largest private-sector industrial projects in the State of Minnesota. The operator has publicly indicated that construction is nearing completion, with a targeted commencement of initial DR Grade Iron Ore Pellet production in the fourth quarter of 2026.
Mineral rights in Minnesota are severed from surface rights, and most mineral leasing in the State is conducted on a forty-acre (16.2 hectare) plot basis. The operator’s mineral leases on the Mesabi Property cover more than 4,496 acres (more than 1,800 hectares). The operator’s mineral leases on the Mesabi Property are primarily distributed among three principal mineral owners: the operator (or its affiliates), the Langdon-Warren Group and J.A.G.E. Enterprise LLC, with a small number of additional minor mineral interests. Most of the leases are for terms of 30 to 40 years and are renewable; they include minimum royalty payments, earned royalties based on crude taconite mined with escalator provisions, and other conditions typical of leases on the Mesabi Range.
The mineral resource estimate disclosed in this prospectus excludes parcels that are 100% owned by Cliffs but includes parcels that are 50% owned by the operator and 50% owned by Cliffs and that are subject to ongoing litigation between the operator and Cliffs. The mineral reserve estimate disclosed in this prospectus excludes both categories of parcels. The Qualified Persons responsible for the mineral reserve estimate have not opined on whether the operator has or will have access to any reserves that may be located on the parcels subject to ongoing litigation.

Operator
The Mesabi Property is operated by Mesabi Metallics Company LLC, which emerged from the Chapter 11 reorganization of Essar Steel Minnesota LLC in 2017 and is the successor to that entity’s interest in the Mesabi Property. Construction of the project commenced under Essar Steel Minnesota LLC in 2010.
Stage and Permits
The Mesabi Property is at the development stage. The operator has publicly disclosed that, as of January 1, 2026, construction of the project was approximately 85.5% complete. Mining of overburden was scheduled to commence in the second quarter of 2026, mechanical completion of the processing facilities was targeted for the second half of 2026, initial DR Grade Iron Ore Pellet production was targeted for the fourth quarter of 2026, with nameplate production expected to be reached following an eight- to twelve-month ramp-up period. The Mesabi TRS reflects a 23-year life-of-mine plan. The mineral reserve estimate disclosed in this prospectus does not include any reserves classified as Proven; all reserves are classified as Probable at the discretion of the Qualified Person on the basis of modifying factors.
The operator holds, among other principal permits and approvals, a Permit to Mine issued by the Minnesota Department of Natural Resources, an Air Emissions Facility Permit issued by the Minnesota Pollution Control Agency and an NPDES/SDS Permit. The current Air Emissions Facility Permit limits annual DR Grade Iron Ore Pellet production to 7.00 million long tons until a permit amendment is obtained. The operator expects to obtain that amendment by the end of the third quarter of 2027. The mineral reserve estimate disclosed in this prospectus is supported in part by the operator’s continued ability to obtain and maintain the permits and approvals described above, including the air permit amendment described herein.
Mine Type, Geology and Mineralization
The Mesabi Property is a surface (open-pit) taconite project targeting magnetite mineralization within the Biwabik Iron Formation, a Lake Superior-type Banded Iron Formation of Proterozoic age. The Biwabik Iron Formation can be traced for approximately 120 miles between Grand Rapids and Babbitt, Minnesota, and consists of cherty, iron oxide-rich layers intercalated with slaty, iron silicate-rich layers. The deposit type is a Lake Superior-type Banded Iron Formation, the principal source of iron throughout the world.
Processing and Infrastructure
Processing operations at the Mesabi Property consist of (i) primary and secondary crushing and dry cobbing; (ii) beneficiation through three identical parallel lines comprising autogenous-grinding primary milling, ball-mill secondary grinding, two stages of low-intensity magnetic separation, vertical regrind milling, finisher magnetic separation, reverse silica flotation, and concentrate and tailings thickening; and (iii) pelletizing in a straight-grate indurating furnace with a traveling-grate surface area of 8,008 ft² (744 m²). The processing facility has nominal design capacity to process approximately 23.44 million long tons per annum of run-of-mine ore and to produce, over the life of mine, an average of 6.99 million long tons per annum of concentrate and 7.17 million long tons per annum of DR Grade Iron Ore Pellets. Supporting infrastructure includes a tailings storage facility, rail spurs connecting to the Canadian National and BNSF rail networks, and power supplied from the local utility transmission grid.
Summary of Mineral Resources and Mineral Reserves
The summary tables of mineral resources and mineral reserves for the Mesabi Property are set forth above under “Summary Disclosure — Summary Mineral Resources” and “Summary Disclosure — Summary Mineral Reserves.” Additional detail regarding the basis for the estimates, including drilling and sampling, geological interpretation, modifying factors, economic analysis and sensitivity analysis, is set forth in Appendix C. The Mesabi TRS is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part.

Project Economics
The Mesabi TRS includes a discounted cash flow economic analysis of the Mesabi Project prepared by DRA. The economic analysis is presented on a 100% project basis and reflects the project-level economics of the operator. It does not reflect TMCR’s economic interest in the Mesabi Property, which is limited to the Mesabi Royalty. The royalty cash flows payable to TMCR are calculated by applying the royalty rate set forth in the Mesabi Royalty agreement to gross production revenue from DR Grade Iron Ore Pellets sold from the Mesabi Property and, accordingly, differ from the cash flows presented below in both timing and amount. The economic analysis is forward-looking in nature, is based on the assumptions described below and in the Mesabi TRS and is subject to risks and uncertainties described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Actual results may differ materially from the estimates set forth below. See Section 19 of the Mesabi TRS for further detail.
Key Assumptions
The economic analysis reflects a 23-year life of mine. Average annual mill feed of run-of-mine ore is approximately 23.44 million long tons. Average annual DR Grade Iron Ore Pellet production over the life of mine is 7.17 million long tons (7.28 million metric tonnes), with total life-of-mine production of approximately 160.1 million metric tonnes of DR Grade Iron Ore Pellets. Average life-of-mine weight recovery is 29.8% and average life-of-mine stripping ratio is 1.66 to 1 (waste to ore).
The economic analysis assumes a long-term DR Grade Iron Ore Pellet price of US$152.40 per metric tonne FOB Louisiana, equivalent to US$120.40 per metric tonne FOB mine after deducting estimated rail freight from mine to Louisiana of US$32.00 per metric tonne. The long-term pricing assumption is based on bank consensus pricing (Sinter Fines 62% CFR China) as of April 15, 2026, adjusted for a 65% to 62% iron content differential, a DR pellet premium, linear iron content and value-in-use quality adjustments, and a freight differential from China to Louisiana derived from the Baltic Exchange Capesize Index for Route C3 as of April 15, 2026. The economic analysis applies discount rates of 8.0% and 10.0% per annum and is presented in constant second quarter 2026 dollars without provision for inflation. The economic analysis is conducted on a 100%-equity basis without giving effect to project financing.
The long-term DR Grade Iron Ore Pellet price used in the economic analysis differs from the price used in the mineral reserve estimate. The mineral reserve estimate is based on a more conservative long-term DR Grade Iron Ore Pellet price of US$130.00 per metric tonne FOB Louisiana, whereas the economic analysis uses the long-term consensus price forecast described above. The reserves remain economically viable at the lower reserve pricing assumption used to derive the pit shell. See “— Summary of Mineral Resources and Mineral Reserves” above and Section 19 of the Mesabi TRS.
Capital Costs
Total project investment in the Mesabi Project through commercial start-up is expected to total approximately US$2.4 billion, of which approximately US$1.86 billion had been incurred through December 31, 2025. Estimated remaining capital expenditure to bring the project to commercial production as of January 1, 2026 is approximately $571 million (the “Cost to Complete”), comprising approximately $461 million of remaining EPC costs, approximately $24 million of mine preparation costs, approximately $56 million of owner’s costs (inclusive of interest during construction and financing fees) and approximately $30 million of contingency. Over the 23-year life of mine, the operator is expected to incur approximately $353 million of sustaining capital expenditure for processing facilities, civils and other infrastructure, approximately US$86 million of sustaining capital expenditure for the tailings storage facility and approximately US$40 million of closure costs (in each case inclusive of contingency). Initial mobile mining equipment is expected to be rented rather than purchased and is reflected in operating costs.
Operating Costs
Average life-of-mine operating costs are estimated at $57.22 per metric tonne of DR Grade Iron Ore Pellets, exclusive of Minnesota Taconite Production Tax, or $60.64 per metric tonne inclusive of such tax. Approximately US$13.45 per metric tonne is attributable to mining, $3.61 per metric tonne to mining equipment rental, $1.50 per metric tonne to crushing, $17.89 per metric tonne to concentrating, $10.12 per metric tonne to pelletizing, $0.38 per metric tonne to tailings storage facility operations, $3.56 per metric tonne to selling, general and administrative expense (including health, safety and environmental costs), and US$6.71 per metric tonne to third-party royalties and pellet production royalties.
Mesabi Economic Analysis
The principal results of the economic analysis are set forth below.
Item	Value
Total Revenue (LOM)	US$19,272 million
Total Operating Costs (LOM)	US$9,159 million
Total Cost to Complete (Pre-Production Capital)	US$571 million
Total Sustaining Capital Expenditure (Including Closure)	US$480 million
Total Pre-Tax Cash Flow (LOM)	US$9,063 million
Total Taxes Paid (LOM)	US$1,799 million
Total After-Tax Cash Flow (LOM)	US$7,264 million
Pre-Tax Results
Net Present Value (8.0% discount rate)	US$3,206 million
Net Present Value (10.0% discount rate)	US$2,553 million
Internal Rate of Return	49.8%
Payback Period	2.03 years
After-Tax Results
Net Present Value (8.0% discount rate)	US$2,631 million
Net Present Value (10.0% discount rate)	US$2,104 million
Internal Rate of Return	47.3%
Payback Period	2.08 years
The Internal Rates of Return shown above do not give effect to approximately US$1.86 billion of capital expenditure incurred on the Mesabi Project from 2007 through December 31, 2025, which is treated as sunk cost for purposes of the economic analysis. The economic analysis assumes that overburden stripping commences in the second quarter of 2026 and that initial DR Grade Iron Ore Pellet production commences in the fourth quarter of 2026, followed by an eight- to twelve-month ramp-up to nameplate production.
Comparison with Prior Year
TMCR is disclosing the mineral resource and mineral reserve estimates for the Mesabi Property for the first time. Accordingly, there are no previously disclosed estimates of TMCR with which to compare for purposes of Item 1304(e) of Regulation S-K. The most recent estimate prepared for the operator prior to the Mesabi TRS was set forth in a technical report dated August 22, 2025 prepared by DRA, which was not previously filed by TMCR with the SEC; differences between the August 22, 2025 estimate and the current estimate reflected in the Mesabi TRS are described in Section 10 of the Mesabi TRS.
Legal Proceedings
As of the date hereof, we are not party to, and we are not aware of any threat of, any legal proceedings that, in the opinion of our management, would be likely to have a material adverse effect on our business, financial condition or operations. We may become involved in such proceedings in the ordinary course of business.
Cybersecurity
We employ procedures designed to identify, protect, detect and respond to and manage reasonably foreseeable cybersecurity risks and threats. To protect our information systems from cybersecurity threats, we use various security tools that help prevent, identify, escalate, investigate, resolve and recover from identified vulnerabilities and security incidents in a timely manner. These include, but are not limited to, internal reporting, monitoring and detection tools, employee education, password encryption, frequent password change events, firewall detection systems, anti-virus software and frequent backups.
We regularly assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities. We conduct regular reviews and tests of our information security program and also utilize other exercises to evaluate the effectiveness of our information security program and improve our security measures and planning. Any significant disruption to our service or access to our systems in the future could adversely affect our business and results of operation.
Our board of directors oversees our enterprise risk assessment, where we assess key risks within the Company, including security and technology risks and cybersecurity threats. The Audit Committee oversees our cybersecurity risk and receives regular reports from our management team on various cybersecurity matters, including risk assessments, mitigation strategies, areas of emerging risks, incidents and industry trends, and other areas of importance.
Competition
The mining industry in general, and royalty segments in particular, are very competitive. We compete with other royalty companies, mine operators, and financial buyers in efforts to acquire royalty interests. We also compete with lenders, equity investors, and stream and royalty companies providing financing to operators of mineral properties in our efforts to create new royalty interests. Our competitors may be larger than we are and may have greater resources and access to capital than we have. Key competitive factors in the royalty acquisition and financing business include the ability to identify and evaluate potential opportunities, transaction structure and consideration and access to capital.
Regulation
The operators of the properties that are subject to our royalty interest must comply with numerous environmental, mine safety, land use, waste disposal, remediation and public health laws and regulations promulgated by federal, state, provincial, local governments and international bodies. Although we, as a royalty interest owner, are not responsible for ensuring compliance with these laws and regulations, failure by the operators to comply with applicable laws, regulations and permits can result in injunctive action, orders to suspend or cease operations, damages and civil and criminal penalties on it, which could have a material adverse effect on our results of operations and financial condition. See “Regulatory Regimes” below.
Employees
We have a small team of investment professionals and administrative staff. We currently have 10 employees or consultants that work remotely outside of North America or out of our office in Calgary, Alberta. We intend to supplement our internal capabilities with experienced technical, legal and ESG consultants, enabling us to maintain a cost-efficient structure and minimal corporate overhead. We are committed to fostering a culture of integrity, innovation, and professional development. Our employees are not subject to a labor contract or collective bargaining agreement.
Applicable Internal Controls
We are a non-operating royalty holder and do not directly generate technical or operational data with respect to the NORI Property or the Mesabi Property. Our internal controls applicable to property-level disclosure focus on receipt and review of operator-generated information and on the work of independent Qualified Persons where engaged. For the NORI Property, where we rely on the accommodations under Items 1303(a)(3) and 1304(a)(2) of Regulation S-K, those controls consist of management review of TMC’s public filings (including the NORI Technical Reports), of information provided under the NORI Royalty Agreement. For the Mesabi Property, where we have not relied on those accommodations, we engaged independent Qualified Persons, including DRA Americas, Inc., to prepare the Mesabi TRS, and our management reviews information provided by Mesabi Metallics under the Royalty Purchase Agreement and the Mesabi Conveyance. Property-level information incorporated into our SEC filings is subject to our disclosure controls and procedures.
These controls are subject to inherent limitations: we depend on operator-generated information (and, in the case of Mesabi Metallics, on information from a privately-held operator not subject to Exchange Act reporting) and on the independent Qualified Persons we engage. There can be no assurance that information provided to us or publicly disclosed by the operators, or the data underlying the Mesabi TRS, is complete, accurate or timely.
See our Form 20-F for the year ended December 31, 2025 “Risk Factors — We have identified a material weakness in our internal control over financial reporting, and if we fail to remediate this or identify additional material weaknesses, our ability to accurately report our financial results may be impaired, which could adversely affect investor confidence, our stock price, and our regulatory compliance.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
This section describes certain transactions or loans since our incorporation on October 27, 2022 with any of our executive officers, directors or their affiliates and holders of 5% or more of any class of our voting securities in the aggregate other than compensation arrangements.
NORI Royalty Agreement
On February 21, 2023, we entered into the NORI Royalty Agreement pursuant to which NORI created and issued to us a gross overriding royalty interest in the NORI Property. The NORI Royalty entitles us to receive 2% of the gross proceeds from the sale of Products derived from the NORI Property, subject to adjustment if NORI exercises its repurchase options. See “Business — NORI Royalty”.
Prior to such transactions, TMC was not a related party of the Company.
Through a series of transactions (described below), including pursuant to the NORI Contribution Agreement and the TMC Subscription Agreement, the aggregate consideration paid by us for the NORI Royalty was $14,000,000.10, which purchase price was satisfied by us through the issuance of 13,846,154 of our Common Shares to TMC and $5,000,000 in cash.
On February 21, 2023, we entered into the NORI Contribution Agreement pursuant to which we acquired the NORI Royalty in consideration for the issuance of the TMC Note and 5,000,000 CVRs.
On February 21, 2023, we entered into the TMC Subscription Agreement pursuant to which we agreed, as repayment of the TMC Note in full, to issue 13,846,154 Common Shares at a price of $0.65 per share for an aggregate subscription price of $9,000,000.10, as well as repay in cash the remaining principal amount of $5,000,000 owed following such payment to, or as or directed by, TMC.
Also on February 21, 2023, and concurrently with the NORI Royalty Agreement, we entered into the MC Royalty Transactions:
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Brian Paes-Braga, our Chief Executive Officer and the Chair of our board of directors, agreed to assign to us a 1.4% gross production royalty related to NG Energy International Corp.’s Maria Conchita Block in consideration for the issuance of 10,338,462 Common Shares at a deemed price of $0.65 per share;

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Brian T. O’Neill, one of our directors, agreed to assign to us a 0.08125% gross production royalty related to the Maria Conchita Block in consideration for the issuance of 600,000 Common Shares at a deemed price of $0.65 per share;

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Lucas Cahill agreed to assign to us a 0.08125% gross production royalty related to the Maria Conchita Block in consideration for the issuance of 600,000 Common Shares at a deemed price of $0.65 per share;

In connection with the MC Royalty Transactions, we entered into assignment agreements with each of Mr. Paes-Braga, Mr. O’Neill and Mr. Cahill, pursuant to which we assumed all rights, benefits, payments and privileges of such person in respect of their respective royalty related to the Maria Conchita Block. Following completion of the MC Royalty Transactions we held a 1.5625% gross production royalty related to the Maria Conchita Block.
Investor Rights Agreement
Concurrently with the execution of the NORI Royalty Agreement, we entered into the Investor Rights Agreement with TMC and Brian Paes-Braga (each, an “Investor”), pursuant to which, among other things, each Investor has a right, subject to certain percentage maintenance, to nominate a director to our board of directors, along with registration and information rights. The following is a summary of the material attributes and characteristics of the Investor Rights Agreement. This summary is qualified in its entirety by reference to the terms of the Investor Rights Agreement, which will be filed with the SEC.

Nomination Rights
The Investor Rights Agreement provides director nomination rights to each Investor that enables such Investor to designate one director nominee to our board of directors, for so long as such Investor, together with its affiliates, owns at least 20% of the issued and outstanding Common Shares.
Each of the Investor’s nominees will be included as part of the slate of nominees proposed by our board of directors to its shareholders for approval as directors at each meeting of the shareholders, or on any resolution passed by being consented to in writing by the shareholders where directors are to be elected by shareholders and the Company will use commercially reasonable efforts to cause the election of such nominee.
These nomination rights cease to apply in certain situations, including if we complete our first underwritten public offering of our Common Shares pursuant to a registration statement that has been declared effective under the Securities Act, accompanied by the listing of the Common Shares on the Nasdaq Capital Markets. However, these nomination rights continue to apply following completion of the Direct Listing.
Equity Rights
The Investor Rights Agreement provides the Investors with the right to acquire additional securities of the Company, in order to maintain their ownership percentage of our Common Shares, in the event we issue additional Common Shares (or securities convertible, exercisable or exchangeable into Common Shares), subject to certain exceptions for excluded transactions such as those pursuant to our security-based compensation arrangements. Investors who choose to exercise these equity rights are required to provide equal consideration for the Common Shares as the other person or persons acquiring securities that triggered the equity right.
These equity rights cease to apply in certain situations, including if we complete our first underwritten public offering of our Common Shares pursuant to a registration statement that has been declared effective under the Securities Act, accompanied by the listing of the Common Shares on the Nasdaq Capital Markets.
Registration Rights
The Investor Rights Agreement provides demand registration rights in favor of the Investors that enables each of them to make a written demand to us for registration of all or part of: (i) any Common Shares held by an Investor; (ii) any Common Shares issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of TMCR held by an Investor; (iii) any other securities of TMCR held by an Investor, whether or not convertible or exercisable for Common Shares, if such securities are registered by TMCR under the Securities Act or qualified for distribution pursuant to a prospectus under Canadian securities laws; and (iv) any Common Shares or such other securities issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the securities referenced in (i), (ii), or (iii) (the “Registerable Securities”). Such written demand shall describe the amount and type of securities to be included in such registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). Upon receipt by us of such written request for a Demand Registration from an Investor, we will be required to file a registration statement, including the prospectus contained in such registration statement, any amendments (including post-effective amendments) and supplements, all exhibits to the registration statement, and all material incorporated by reference therein, and otherwise assist with the registration for the Registrable Securities requested by such Investor in accordance with U.S. securities laws and the terms and conditions of the Investor Rights Agreement.
We are not obliged to effect more than an aggregate of two (2) Demand Registrations with respect to any or all of an Investor’s Registerable Securities, and never more than one (1) Demand Registration in a twelve (12) month period.
The Investor Rights Agreement also provides piggyback registration rights, allowing an Investor to request the registration of a specified number of their Registerable Securities in connection with certain public offerings for TMCR’s own account or for the account of shareholders, subject to certain underwriters’ cutback rights (such registration, a “Piggyback Registration”).
All costs and expenses associated with a Demand Registration or Piggyback Registration will be borne by us, other than underwriting commissions and the out-of-pocket expenses of the Investor. We will also be required to provide indemnification for the benefit of the Investor in connection with any Demand Registration or Piggyback Registration.
The Investors who possess these registration rights currently own 28,158,207 of our Common Shares.
Information Rights
Pursuant to the Investor Rights Agreement, for so long as such Investor, together with its affiliates, owns at least 20% of the issued and outstanding Common Shares, we will deliver to each Investor the following information prepared in accordance with IFRS Account Standards promptly, but in any event:
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within 45 days after the end of each fiscal year, the draft annual financial statements;

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within 90 days after the end of each fiscal year, the audited annual financial statements;

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within 30 days after the end of each quarter, unaudited quarterly financial statements; and

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such other information relating to financial statements that an Investor may reasonably request.

Contingent Value Rights
As a condition of closing the NORI Royalty Agreement, we issued 5,000,000 CVRs to NORI. The CVRs would convert into 5,000,000 additional Common Shares of the Company all of which would be issued to NORI, in the event that certain conditions occur relating to the licenses of NG Energy International Corp. in Colombia. The CVRs do not entitle NORI to any rights as a shareholder, including without limitation, voting rights. The CVRs expire on the earlier of (i) five years from the issuance of the CVR and (ii) the date we become a publicly listed entity and were therefore terminated and of no further force and effect on completion of the Direct Listing.
Indemnification Agreements
Our articles provide that, subject to the BCBCA, the Company shall indemnify our directors and officers against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding.
We have entered into indemnity agreements with all of our current directors and executive officers (each a, “Indemnity Agreement” and together, the “Indemnity Agreements”). The Indemnity Agreements, among other things, require us to indemnify these individuals (the “Indemnified Party”) for certain costs, charges and expenses including legal fees, judgements, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of our company or that person’s status as a member of our board of directors to the maximum extent allowed under law. Indemnification shall be made only if the Indemnified Party acted in good faith with a view to the best interest of the Company, and in the case of criminal, investigative, administrative or other non-civil proceedings, the Indemnified Party had reasonable grounds for believing that the Indemnified Party’s conduct in respect of which the proceeding was brought was lawful. However, we are not required to indemnify for (i) an accounting of profits made from the purchase and sale (or sale and purchase) by the Indemnified Party of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory or common law, (ii) the purchase or sale of the Company’s securities in violation of Section 306 of the Sarbanes-Oxley Act of 2002, as amended, or (iii) to provide any indemnification or advancement of costs, charges or expenses that is prohibited by applicable law (as such law exists at the time such payment would otherwise be required pursuant to such Indemnity Agreement).
Our articles also provide that the Company may purchase and maintain insurance for the benefit of any current or former director, officer, employee, agent, or equivalent person (or their heirs or legal representatives), including those serving at the request of the Company in affiliated or other entities, against any liability incurred in such capacity.
PIPE Financing — Subscriptions by Directors, Executive Officers and Other Related Parties
On June 1, 2026, we completed the PIPE Financing, in which we issued and sold an aggregate of 6,164,141 Common Shares at a purchase price of $13.00 per Common Share for aggregate gross proceeds of approximately $80.1 million. Certain of our directors, executive officers and other related parties subscribed for and purchased PIPE Shares in the PIPE Financing on substantially the same terms (including the same per-share purchase price of $13.00) as the other PIPE investors, pursuant to the PIPE Subscription Agreements substantially in the form entered into with the unaffiliated PIPE investors.
The following sets forth, for each of our directors, executive officers and other related parties that participated in the PIPE Financing, the number of PIPE Shares purchased and the aggregate purchase price paid for those PIPE Shares:
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Brian Paes-Braga, our founder, Chairman of our board of directors and Chief Executive Officer, purchased 200,000 PIPE Shares for an aggregate purchase price of approximately $2,600,000.

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Don Sewell, our President and Chief Financial Officer, purchased 3,847 PIPE Shares for an aggregate purchase price of approximately $50,011.

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Brian T. O’Neill, one of our directors, purchased 10,000 PIPE Shares for an aggregate purchase price of $130,000.

•
Kyle Hickey, who served as our President from February 21, 2023 until September 11, 2025, purchased 7,700 PIPE Shares for an aggregate purchase price of $100,100.

•
Lucas Cahill, an employee of the Company in a capital markets role, purchased 16,000 PIPE Shares for an aggregate purchase price of $208,000.

•
Jackson Wood, our Managing Director of Investments, purchased 9,230 PIPE Shares for an aggregate purchase price of $120,000.

•
TMC the metals company Inc., the operator of the NORI Property, a holder of more than 5% of our outstanding Common Shares and a related party of the Company by virtue of its share ownership and director-nomination rights under the Investor Rights Agreement, purchased 76,923 PIPE Shares for an aggregate purchase price of approximately $1,000,000.

Each PIPE Subscription Agreement entered into with the foregoing related parties is on substantially the same terms as the PIPE subscription agreements entered into with the unaffiliated PIPE investors, including the same per-share purchase price of $13.00, the same closing conditions and the same registration-rights provisions in respect of the PIPE Shares purchased thereunder. The participation of each of our directors, executive officers and other related parties in the PIPE Financing, and the related PIPE Subscription Agreements, was reviewed and approved by the Audit Committee of our board of directors in accordance with our Policy Regarding Related Party Transactions, prior to the execution of the related PIPE Subscription Agreement.
The PIPE Shares purchased by each of the related parties identified above are included in the Resale Shares being registered for resale pursuant to the registration statement of which this prospectus forms a part. See “Selling Shareholders.”
Our Policy Regarding Related Party Transactions
We have adopted a policy regarding related party transactions comparable to our peers.

PRINCIPAL SHAREHOLDERS
The following table sets forth:
•
certain information with respect to the beneficial ownership of our Common Shares, for:

•
each of our executive officers;

•
each of our directors;

•
all of our directors and executive officers as a group; and

•
each person known by us to be the beneficial owner of more than 5% of our outstanding Common Shares.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.
We have based the Common Shares beneficially owned and the percentage ownership of our Common Shares below on 62,044,729 Common Shares being outstanding as of June 4, 2026. We have not deemed our Common Shares subject to Awards to be outstanding or to be beneficially owned by the person holding the Award for the purpose of computing the percentage ownership of that person. We also did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated by footnote, the mailing address for each shareholder is c/o The Metals Royalty Company Inc., 1900 Dome Tower 333 7th Ave SW, Calgary, Alberta, T2P 2Z1.
	Common Shares Beneficially Owned	Percentage of Total Voting Power
Name of Beneficial Owner	Number	%
Directors and executive officers:
Brian Paes-Braga	14,235,130	22.94%
Chairman and Chief Executive Officer
Brian T. O’Neill(1)	1,269,856	2.05%
Director
Gerard Barron(2)	90,250	0.15%
Director
Jorge Fonseca	Nil	Nil
Director
Hamed Shahbazi(3)	135,375	0.22%
Director
Don Sewell	791,285	1.28%
President and Chief Financial Officer
All directors and executive officers as a group:	16,521,896	26.63%
Other 5% shareholders:
TMC The Metals Company Inc.	13,923,077	22.44%
Landsons Investment Corporation(4)	3,730,769	6.01%
John B. Hess(5)	3,384,616	5.46%

(1)
Includes 432,692 Common Shares held by 1351389 B.C. Ltd. and 600,000 Common Shares held by Mr. O’Neill’s spouse. Mr. O’Neill disclaims beneficial ownership of the Common Shares held by his spouse, except to the extent of his pecuniary interest therein.

(2)
Gerard Barron is the Chairman and Chief Executive Officer of TMC The Metals Company, a >5% shareholder of the Company.

(3)
Consists of 135,375 Common Shares held by Impactreneur Capital Corp.

(4)
Landsons Investment Corporation is controlled by Federico Adolfo Restrepo Solano.

(5)
Consists of 2,000,000 Common Shares held by JMH Ventures LLC, 1,000,000 Common Shares held by HPI LP and 384,616 Common Shares held by JBH Investment Trust.

DESCRIPTION OF SHARE CAPITAL
General
Our authorized share capital will consist of an unlimited number of Common Shares without par value. As of June 4, 2026 we have 62,044,729 issued and outstanding Common Shares.
The following description of our share capital and provisions of our articles and Notice of Articles are summaries of material terms and provisions and are qualified by reference to our articles and Notice of Articles, copies of which have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part.
Common Shares
The holders of our Common Shares are entitled to one vote for each share held at any meeting of shareholders. The holders of our Common Shares are entitled to receive dividends as and when declared by our board of directors. In the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our Common Shares are entitled to share pro rata in the distribution of the balance of our assets. There are no preemptive, redemption, purchase or conversion rights attaching to our Common Shares. There are no sinking fund provisions applicable to our Common Shares.
Certain Important Provisions of our Articles and the Business Corporations Act (British Columbia)
The following is a summary of certain important provisions of our articles and certain related sections of the Business Corporations Act (British Columbia), or the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.
Stated Objects or Purposes
Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.
Power to vote on matters in which a director is materially interested.   Under the BCBCA a director who has a material interest in a contract or transaction, whether existing or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates’ benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated to us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.
A director who holds such disclosable interest in respect of any material contract or transaction into which we have entered or propose to enter may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors are also required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.
Directors’ power to determine the remuneration of directors.   The remuneration of our directors is determined by our directors subject to our articles. The remuneration may be in addition to any salary or other remuneration paid to any of our employees (including executive officers) who are also directors.
Number of shares required to be owned by a director.   Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.
Shareholder Meetings
Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.
A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business must be sent to each shareholder entitled to attend the meeting and to each director not less than 21 days prior to the meeting for so long as we are a public company. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.
Subject to the special rights and restrictions attached to the shares or any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two shareholders, or one or more proxyholder(s) representing two shareholders, or one member and a proxyholder representing another shareholder. If there is only one shareholder, the quorum is one person present and being, or representing by proxy, such shareholder. If a quorum is not present within one-half hour of the time set for the holding of a meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, unless the meeting is a general meeting that was requisitioned by shareholders, in which case the meeting is dissolved.
Shareholder Proposals
Under the BCBCA, a qualified shareholder may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting.
Limitation of Liability and Indemnification
Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company’s request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment actually and reasonably incurred by him or her in respect of any legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person’s position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual’s conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from us or from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, former directors or alternate directors (and such individual’s respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

Ownership and Exchange Controls
There is no limitation imposed by Canadian law or by our articles on the right of a non-resident to hold or vote our Common Shares, other than discussed below.
Competition Act
Limitations on the ability to acquire and hold Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition of Canada (the “Commissioner”) to review any acquisition of a significant interest in the Company. This legislation grants the Commissioner jurisdiction to challenge such an acquisition before the Canadian Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.
Investment Canada Act
The Investment Canada Act subjects an acquisition of control of a Canadian business by a non-Canadian to government notification or review depending on whether the relevant financial threshold (based on enterprise value or asset value of the company), as calculated pursuant to the legislation, is exceeded. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to result in a net benefit to Canada. Under the national-security-review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect of any investment by a non-Canadian in a company with sufficient nexus to Canada. No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be “injurious to national security.”
Material differences between British Columbia Corporate Law and Delaware General Corporation Law
Our corporate affairs are governed by our articles and the provisions of the BCBCA. The BCBCA differs from the various state laws applicable to U.S. corporations and their stockholders. The following is a summary of the material differences between the BCBCA and the Delaware General Corporation Law, or DGCL. This summary is qualified in its entirety by reference to the DGCL, the BCBCA and our governing corporate documents.
Number and Election of Directors
Under the DGCL, the board of directors must consist of at least one member. The number of directors shall be fixed by the bylaws of the corporation, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall only be made by an amendment of the certificate of incorporation. Under the DGCL, directors are elected at annual stockholder meetings by a plurality vote of the stockholders, unless a shareholder-adopted bylaw prescribes a different required vote.
Under the BCBCA, the board of directors must consist of at least one director and, in the case of a public company (which includes a company with securities traded on or through the facilities of a securities exchange), must have at least three directors. Under the BCBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required.
Director Qualifications
Delaware law does not have director residency requirements comparable to those of the BCBCA. Delaware law permits a corporation to prescribe qualifications for directors under its certificate of incorporation or bylaws.
Under the BCBCA, a director is not required to hold a share in our capital as qualification for his or her office but must be qualified as required by the BCBCA to become or act as a director. Pursuant to the BCBCA a person cannot act as a director of a company unless that person is an individual who is qualified to do so. The following persons are disqualified by the BCBCA from being a director of our company: (i) any individual who is less than 18 years of age; (ii) any individual found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs, unless a court, in Canada or elsewhere, subsequently finds otherwise; (iii) a person in respect of whom a certificate of incapability is issued under the Adult Guardianship Act, unless the certificate is subsequently cancelled under section 37 (4) of the Adult Guardianship Act; (iv) an undischarged bankrupt; and (v) an individual convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless certain enumerated criteria are satisfied.
Vacancies on the Board of Directors
Under the DGCL, vacancies and newly created directorships resulting from an increase in the authorized number of directors, may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.
Under the BCBCA, vacancies occurring as a result of a removal of a director may be filled by the (i) shareholders at the shareholders’ meeting, if any, at which the director was removed, or (ii) if not filled in the manner contemplated by (i), by the shareholders or the remaining directors. In the event of a casual vacancy the vacancy may be filled by the remaining directors. If the number of directors in office falls below the number required for a quorum due to one or more vacancies then the director may (i) appoint a number of directors to constitute quorum; and/or (ii) call a shareholders’ meeting to fill the vacancies. However, the directors may not take any other action until quorum is obtained.
Transactions with Directors and Officers
The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director’s or officer’s votes are counted for such purpose, if (i) the material facts as to the director’s or officer’s interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director’s or officer’s interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.
The BCBCA deems that a director or senior officer of a company holds a “disclosable interest” in a contract or transaction if: (i) the contract or transaction is material to the company; (ii) the company has entered, or proposes to enter, into the contract or transaction; (iii) either of the following applies: (a) the director or senior officer has a material interest in the contract or transaction, or (b) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction; and (iv) the interest is known, or reasonably ought to have been known, by the director or senior officer. A director with a “disclosable interest” must disclose such interest to the board of directors and, unless there is an applicable exemption, is not entitled to vote on any resolution to approve the contract or transaction in question. A director or senior officer is liable to account to the company for any profit that accrues to the director or senior officer under a contract or transaction in which that director had a “disclosable interest” if such interest was not properly disclosed.
Limitation on Liability of Directors
The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability: (i) for breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 174 of the DGCL which concerns unlawful payment of dividends, stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit.

The BCBCA does not permit the limitation of a director’s liability as the DGCL does. The BCBCA provides that the company may indemnify its directors and officers against liabilities incurred in the course of their duties. Pursuant to the BCBCA a company may also pay the expenses actually and reasonably incurred by a director or officer in respect of such a proceeding. However, the company is not permitted to indemnify a director or officer in certain circumstances including, but not limited to, if the director or officer did not act honestly and in good faith with a view to the best interests of the company.
Call and Notice of Shareholder Meetings
Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour, and purpose or purposes of the meeting.
Under the DGCL, an annual or special stockholder meeting is held on such date, at such time and at such place as may be designated by the board of directors or any other person authorized to call such meeting under the corporation’s certificate of incorporation or bylaws. If an annual meeting for election of directors is not held on the date designated or an action by written consent to elect directors in lieu of an annual meeting has not been taken within 30 days after the date designated for the annual meeting, or if no date has been designated, for a period of 13 months after the later of the last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Delaware Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.
Under the BCBCA, written notice of the shareholders must be given to each shareholder entitled to attend the meeting and each director at least 21 days but not more than 2 months before the meeting. The notice must state the date and time and, if applicable, the location of the meeting. Under the BCBCA, a company must hold an annual general meeting (i) for the first time, not more than 18 months after the date on which it was recognized; and (ii) after its first meeting, at least once in each calendar year and not more than 15 months after its previous annual general meeting. A company may apply to the court for an order extending the time for calling an annual meeting.
In addition, assuming the procedures in the BCBCA are followed, holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.
Shareholder Action by Written Consent
Under the DGCL, a majority of the stockholders of a corporation may act by written consent without a meeting unless such action is prohibited by the corporation’s certificate of incorporation.
Under the BCBCA, a written resolution signed by all the shareholders of a corporation who would have been entitled to vote on the resolution at a meeting is effective to approve the resolution.
Shareholder Nominations and Proposals
Under the BCBCA, a shareholder who (i) owns one or more share that carry the right to vote at a general meeting, and (ii) who has been the owner of one or more share for an uninterrupted period of at least 2 years before the date of the signing of the proposal may submit a shareholder proposal relating to matters which the shareholder wishes to have considered at the next annual general meeting of the company. Subject to certain exceptions, and assuming such shareholder’s compliance with the prescribed time periods and other requirements of the BCBCA pertaining to shareholder proposals, the company is required to include such proposal in the information circular pertaining to applicable general meeting. Notice of such a proposal must be provided to the company at least three months before the anniversary date of the last annual shareholders’ meeting.
The DGCL does not have a comparable provision.
Amendment of Governing Instrument
Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote. Under the DGCL, holders of outstanding shares of a class or series are entitled to vote separately on an amendment to the certificate of incorporation if the amendment would have certain consequences, including changes that adversely affect the rights and preferences of such class or series.
Under the DGCL, after a corporation has received any payment for any of its stock, the power to adopt, amend or repeal bylaws shall be vested in the stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, provide that bylaws may be adopted, amended or repealed by the board of directors. The fact that such power has been conferred upon the board of directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal the bylaws.
Under the BCBCA, amendments to the articles generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution. Specified amendments may also require the approval of other classes of shares. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series may be entitled to vote on the amendment whether or not it otherwise carries the right to vote.
Votes on Mergers, Consolidations and Sales of Assets
The DGCL provides that, unless otherwise provided in the certificate of incorporation or bylaws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.
Under the BCBCA, certain corporate actions including, but not limited to, amalgamations (other than with certain affiliated corporations), continuances into jurisdictions outside of British Columbia, and sales, leases or other dispositions of all or substantially all of a company’s undertaking, are required to be approved by a “special resolution” of the shareholders. Generally, a “special resolution” is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution.
Dissenter’s Rights of Appraisal
Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the Delaware corporation is participating, subject to specified procedural requirements, including that such dissenting stockholder does not vote in favor of the merger or consolidation. However, the DGCL does not confer appraisal rights, in certain circumstances, including if the dissenting stockholder owns shares traded on a national securities exchange and will receive publicly traded shares in the merger or consolidation. Under the DGCL, a stockholder asserting appraisal rights does not receive any payment for his or her shares until the court determines the fair value or the parties otherwise agree to a value. The costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable under the circumstances.
Under the BCBCA, generally each of the following matters listed will entitle shareholders to exercise rights of dissent and, assuming the procedures in the BCBCA are followed, to be paid the fair value of their shares: (i) in respect of specific resolutions to alter the company’s articles; (ii) in respect of a resolution to adopt an amalgamation agreement; (iii) in respect of a resolution to approve an amalgamation; (iv) in respect of a resolution to approve an arrangement, the term of which arrangement permit dissent; (v) in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; (vi) in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia; (vii) in respect of any other resolution, if dissent is authorized by the resolution; and (viii) in respect of any court order that permits dissent.
Under the BCBCA, a shareholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a shareholder’s interests.

Oppression Remedy
The BCBCA provides that a shareholder may apply to the court for an order on the grounds (i) that the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or (ii) that some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.
The oppression remedy provides the court with very broad and flexible powers with a view to remedying or bringing to an end the matters complained of by making an interim or final order it considers appropriate, including an order: (i) directing or prohibiting any act; (ii) regulating the conduct of the company’s affairs; (iii) appointing a receiver or receiver manager; (iv) directing an issue or conversion or exchange of shares; (v) appointing directors in place of or in addition to all or any of the directors then in office; (vi) removing any director; (vii) directing the company to purchase some or all of the shares of a shareholder and, if required, to reduce its capital in the manner specified by the court; (viii) directing a shareholder to purchase some or all of the shares of any other shareholder; (ix) directing the company or any other person to pay to a shareholder all or any part of the money paid by that shareholder for shares of the company; (x) varying or setting aside a transaction to which the company is a party and directing any party to the transaction to compensate any other party to the transaction; (xi) varying or setting aside a resolution; (xii) requiring the company, within a time specified by the court, to produce to the court or to an interested person financial statements or an accounting in any form the court may determine; (xiii) directing the company to compensate an aggrieved person; (xiv) directing correction of the registers or other records of the company; (xv) directing that the company be liquidated and dissolved, and appointing one or more liquidators, with or without security; (xvi) directing that an investigation be made; (xvii) requiring the trial of any issue; or (xviii) authorizing or directing that legal proceedings be commenced in the name of the company against any person on the terms the court directs.
The DGCL does not provide for a similar remedy.
Shareholder Derivative Actions
Under Delaware law, stockholders may bring derivative actions on behalf of, and for the benefit of, the corporation. The plaintiff in a derivative action on behalf of the corporation either must be or have been a stockholder of the corporation at the time of the transaction or must be a stockholder who became a stockholder by operation of law in the transaction regarding which the stockholder complains.
Under the BCBCA, a shareholder or director of a company may, with leave of the court, prosecute in the name and on behalf of the company (i) to enforce a right, duty or obligation owed to the company that could be enforced by the company itself; or (ii) to obtain damages for any breach of a right, duty or obligation referred to in paragraph (i). Under the BCBCA the court may grant leave, on terms it considers appropriate, if: (i) the complainant has made reasonable efforts to cause the directors of the company to prosecute or defend the legal proceeding; (ii) notice of the application for leave has been given to the company and to any other person the court may order; (iii) the complainant is acting in good faith; and (iv) it appears to the court that it is in the best interests of the company for the legal proceeding to be prosecuted or defended.
Under the BCBCA, the court may, in a derivative action when a proceeding being prosecuted or defended is pending, (i) authorize any person to control the conduct of the legal proceeding or give any other directions for the conduct of the legal proceeding; and (ii) order, on the terms and conditions that the court considers appropriate, that the company pay to the person controlling the conduct of the legal proceeding interim costs in the amount and for the matters, including legal fees and disbursements, that the court considers appropriate. Additionally, on the final disposition for a derivative action being prosecuted or defended, the court may make any order it considers appropriate, including an order that (i) a person to whom costs are paid repay the company some or all of the costs; (ii) the company or any other party in the proceeding indemnify the complainant or person controlling the conduct of the proceeding for costs; or (iii) the complainant or the person controlling the conduct of the legal proceeding indemnify one or more of the company, a director or officer of the company for expenses, including legal costs.

Transfer Agent and Registrar
The transfer agent and registrar for our Common Shares will be Odyssey Trust Company. The transfer agent and registrar’s address is 2155 Woodlane Drive, Suite 100, Woodbury, MN 55125, and its telephone number is 1-888-290-1175.
Listing
On April 8, 2026, we completed our direct listing on the Nasdaq Capital Market, and our common shares commenced trading on Nasdaq under the ticker symbol TMCR.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
Subject to the limitations and qualifications stated herein, this discussion sets forth certain material U.S. federal income tax considerations relating to the ownership and disposition by U.S. Holders of the Common Shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders and does not address tax consequences to a Non-U.S. Holder investing in our Common Shares.
This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire their Common Shares and that hold those Common Shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, holders (directly, indirectly or constructively) of 10% or more of our equity (based on voting power), dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of Common Shares.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Common Shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Holder” means any beneficial owner of our Common Shares that is not a U.S. Holder, a partnership (or an entity or arrangement that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes) or a person holding our Common Shares through such an entity or arrangement.
If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our Common Shares should consult their own tax advisors.
You are urged to consult your own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to the ownership and disposition of our Common Shares.
Cash Dividends and Other Distributions
As described in the section entitled “Dividend Policy” above, we currently intend to retain any future earnings to fund business development and growth, and we do not expect to pay any dividends in the foreseeable future. However, to the extent there are any distributions made with respect to our Common Shares, subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will be required to treat distributions received with respect to its Common Shares (including the amount of Canadian taxes withheld, if any) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by you. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to our Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) its Common Shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. Our Common Shares are expected to be readily tradable on an established securities market, the Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.
A U.S. Holder who pays (whether directly or through withholding) Canadian taxes with respect to dividends paid on our Common Shares may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, if 50% or more of our equity (based on voting power or value) is treated as held by U.S. persons, we will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to our non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to our U.S. source earnings and profits. Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Sale or Disposition of Common Shares
A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of its Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).
Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for our Common Shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.
Passive Foreign Investment Company Considerations
Status as a PFIC
The rules governing a PFIC can have adverse tax effects on U.S. Holders. We generally will be classified as a PFIC for U.S. federal income tax purposes if, for any taxable year, either: (1) 75% or more of our gross income consists of certain types of passive income, or (2) the average value (determined on a quarterly basis), of our assets that produce, or are held for the production of, passive income is 50% or more of the value of all of our assets.
Passive income generally includes dividends, interest, rents and royalties (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.
Additionally, if we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns Common Shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless the U.S. Holder makes the “Deemed Sale Election” described below.
The determination of whether we are a PFIC is made annually and depends on the particular facts and circumstances (such as the valuation of our assets, including goodwill and other intangible assets) and also may be affected by the application of the PFIC rules, which are subject to differing interpretations. The fair market value of our assets is expected to depend, in part, upon (a) the market price of our Common Shares, which is likely to fluctuate, and (b) the composition of our income and assets, which will be affected by how, and how quickly, we spend any cash that is raised in any financing transaction. In light of the foregoing, no assurance can be provided that we are not currently a PFIC or that we will not become a PFIC in any future taxable year. Prospective investors should consult their own tax advisors regarding our potential PFIC status.
U.S. federal income tax treatment of a shareholder of a PFIC
If we are classified as a PFIC for any taxable year during which a U.S. Holder owns Common Shares, the U.S. Holder, absent certain elections (including the mark-to-market and QEF elections described below), generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (i) any “excess distributions” (generally, any distributions received by the U.S. Holder on its Common Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for its Common Shares) and (ii) any gain realized on the sale or other disposition, including a pledge, of its Common Shares.
Under these adverse rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are classified as a PFIC will be taxed as ordinary income and (c) the amount allocated to each other taxable year during the U.S. Holder’s holding period in which we were classified as a PFIC (i) will be subject to tax at the highest rate of tax in effect for the applicable category of taxpayer for that year and (ii) will be subject to an interest charge at a statutory rate with respect to the resulting tax attributable to each such other taxable year.
If we are classified as a PFIC, a U.S. Holder will generally be treated as owning a proportionate amount (by value) of stock or shares owned by us in any direct or indirect subsidiaries that are also PFICs and will be subject to similar adverse rules with respect to any distributions we receive from, and dispositions we make of, the stock or shares of such subsidiaries. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “Deemed Sale Election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s Common Shares on the last day of the last taxable year of the Company during which the Company was a PFIC. A U.S. Holder that makes a Deemed Sale Election would then cease to be treated as owning stock in a PFIC by reason of ownership of our Common Shares. However, gain recognized as a result of making the Deemed Sale Election would be subject to the adverse rules described above and loss would not be recognized.
PFIC “mark-to-market” election
In certain circumstances, a U.S. Holder can avoid certain of the adverse rules described above by making a mark-to-market election with respect to its Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. The Nasdaq is a “qualified exchange.” You should consult your own tax advisor with respect to such rules.
A U.S. Holder that makes a mark-to-market election must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the U.S. Holder’s Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in its Common Shares. An electing U.S. Holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted tax basis in its Common Shares over the fair market value of its Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains previously included in income. A U.S. Holder that makes a mark-to-market election generally will adjust such U.S. Holder’s tax basis in its Common Shares to reflect the amount included in gross income or allowed as a deduction because of such mark-to-market election. Gains from an actual sale or other disposition of Common Shares in a year in which we are a PFIC will be treated as ordinary income, and any losses incurred on a sale or other disposition of Common Shares will be treated as ordinary losses to the extent of any net mark-to-market gains previously included in income.
If we are classified as a PFIC for any taxable year in which a U.S. Holder owns Common Shares but before a mark-to-market election is made, the adverse PFIC rules described above will apply to any mark-to-market gain recognized in the year the election is made. Otherwise, a mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years. The election cannot be revoked without the consent of the Internal Revenue Service (“IRS”) unless the Common Shares cease to be marketable, in which case the election is automatically terminated.
A mark-to-market election is not permitted for the shares of any of our subsidiaries that are also classified as PFICs. Prospective investors should consult their own tax advisors regarding the availability of, and the procedure for making, a mark-to-market election.
PFIC “QEF” election
In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by obtaining certain information from such PFIC and by making a QEF election to be taxed currently on its share of the PFIC’s undistributed income. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election with respect to Common Shares if we are classified as a PFIC.
PFIC information reporting requirements
If we are a PFIC in any year, a U.S. Holder of Common Shares in such year will be required to file an annual information return on IRS Form 8621 regarding distributions received on such Common Shares and any gain realized on disposition of such Common Shares. In addition, if we are a PFIC, a U.S. Holder will generally be required to file an annual information return with the IRS (also on IRS Form 8621, which PFIC shareholders are required to file with their U.S. federal income tax or information return) relating to their ownership of Common Shares.
NO ASSURANCE CAN BE GIVEN THAT WE ARE NOT CURRENTLY A PFIC OR THAT WE WILL NOT BECOME A PFIC IN THE FUTURE. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE OPERATION OF THE PFIC RULES AND RELATED REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE ADVISABILITY OF MAKING ANY ELECTION THAT MAY BE AVAILABLE.
Reporting Requirements and Backup Withholding
Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the Common Shares and proceeds of the sale, exchange or redemption of the Common Shares paid within the United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, other than exempt recipients. A “backup” withholding tax may apply to those payments if such holder fails to provide a taxpayer identification number to the paying agent or fails to certify that no loss of exemption from backup withholding has occurred (or if such holder otherwise fails to establish an exemption). We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.
U.S. Holders that own certain “foreign financial assets” (which may include the Common Shares) are required to report information relating to such assets, subject to certain exceptions, on IRS Form 8938. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts (“FBAR”) with the U.S. Department of Treasury. U.S. Holders should consult their own tax advisors regarding the applicability of FBAR and other reporting requirements in light of their individual circumstances.
THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE COMMON SHARES.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Canadian Tax Act”) generally applicable to a purchaser who acquires Common Shares as a beneficial owner and who, at all relevant times, for purposes of the Canadian Tax Act, deals at arm’s length with the Company, is not affiliated with the Company, and will acquire and hold such Common Shares as capital property (each, a “Holder”). Common Shares will generally be considered to be capital property to a Holder provided the Holder does not use or hold, is not deemed to use or hold and will not use or hold the Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired or been deemed to have acquired the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary does not apply to a Holder (a) that is a “financial institution” (as defined in the Canadian Tax Act) for purposes of the mark-to-market rules in the Canadian Tax Act, (b) an interest in which is or would constitute a “tax shelter investment” (as defined in the Canadian Tax Act), (c) that is a “specified financial institution” (as defined in the Canadian Tax Act), (d) that has elected to report its “Canadian tax results” (as defined in the Canadian Tax Act) in a currency other than Canadian currency, (e) that is exempt from tax under the Canadian Tax Act, (f) that has entered into, or will enter into, a “synthetic disposition arrangement”, a “synthetic equity arrangement” or a “derivative forward agreement” (as those terms are defined in the Canadian Tax Act) with respect to the Common Shares, (g) that receives dividends on Common Shares under or as part of a “dividend rental arrangement” (as defined in the Canadian Tax Act) or (h) that is otherwise of special status or special circumstances. Such Holders should consult their own tax advisors with respect to an investment in the Common Shares.
Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada (for purposes of the Canadian Tax Act) that is, or becomes, or does not deal at arm’s length for purposes of the Canadian Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person, or a group of non-resident persons that do not deal with each other at arm’s length, for the purposes of the “foreign affiliate dumping” rules in Section 212.3 of the Canadian Tax Act. Such Holders should consult their own tax advisors.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the Common Shares.
This summary is based on the provisions of the Canadian Tax Act in force as of the date hereof, any specific proposals to amend the Tax Act which have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Canada-United States Tax Convention (1980) (the “Canada U.S. Tax Treaty”) and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing by the CRA and publicly available prior to the date hereof. This summary assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law, whether by way of judicial, legislative, regulatory, administrative or governmental decision or action, or in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No assurances can be given that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in the Common Shares. This summary is of a general nature only and is not, and is not intended to be, and nor should it be construed to be, legal or income tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. Holders should consult their own income tax advisors with respect to the tax consequences of acquiring Common Shares applicable to them based on their own particular circumstances, including the application and effect of the income and other tax laws of any country, province or other jurisdiction that may be applicable to the Holder. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Canadian Tax Act and any jurisdiction in which they may be subject to tax. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.
Currency
Generally, for purposes of the Canadian Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars based on the applicable exchange rate determined in accordance with the Tax Act.
Non-Residents of Canada
The following portion of this summary is generally applicable to a Holder who, for purposes of the Canadian Tax Act and any applicable tax treaty or convention and at all relevant times, is not resident or deemed to be resident in Canada and does not use or hold, and is not deemed to use or hold, Common Shares in connection with a business (including an adventure or concern in the nature of trade) carried on in Canada (each, a “Non-Canadian Holder”). The term “U.S. Holder,” for the purposes of this summary, means a Non-Canadian Holder who, for purposes of the Canada U.S. Tax Treaty, is at all relevant times a resident of the United States and is a “qualifying person” (within the meaning of the Canada U.S. Tax Treaty) eligible for the full benefits of the Canada U.S. Tax Treaty. In some circumstances, persons deriving amounts through fiscally transparent entities (including limited liability companies) may be entitled to benefits under the Canada U.S. Tax Treaty. U.S. Holders are urged to consult their own tax advisors to determine their entitlement to benefits under the Canada U.S. Tax Treaty and related compliance requirements based on their particular circumstances.
Special considerations, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer that carries on an insurance business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Canadian Tax Act). Such Non-Canadian Holders should consult their own advisors.
Taxation of Dividends
Dividends paid or credited, or deemed to be paid or credited, to a Non-Canadian Holder on the Common Shares will be subject to Canadian withholding tax under the Canadian Tax Act at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident. Such rate is generally reduced under the Canada U.S. Tax Treaty to 15% if the beneficial owner of such dividend is a U.S. Holder. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s tax treaties (but not the Canada U.S. Tax Treaty), including the ability to claim benefits thereunder. Non-Canadian Holders should consult their own tax advisors to determine their entitlement to benefits under any applicable income tax treaty or convention based on their particular circumstances.
Dispositions of Common Shares
A Non-Canadian Holder generally will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such Non-Canadian Holder on a disposition or deemed disposition of a Common Share nor will capital losses arising therefrom be recognized under the Canadian Tax Act, unless the Common Share constitutes “taxable Canadian property” (as defined in the Canadian Tax Act) of the Non-Canadian Holder at the time of the disposition and the Non-Canadian Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Canadian Holder is resident at the time of the disposition (including as a result of the application of the MLI).

Generally, the Common Shares will not constitute taxable Canadian property of a Non-Canadian Holder at a particular time provided that the Common Shares are, at that time, listed on a “designated stock exchange” as defined in the Canadian Tax Act (which currently includes the Nasdaq), unless at any time during the 60-month period immediately preceding the particular time the following two conditions are met concurrently: (i) one or any combination of (a) the Non-Canadian Holder, (b) persons with whom the Non-Canadian Holder does not deal at arm’s length, and (c) partnerships in which the Non-Canadian Holder or a person described in (b) holds a membership interest, either directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Canadian Tax Act), and options in respect of, or interests in, or, for civil law, rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property to a Non-Canadian Holder in certain other circumstances under the Canadian Tax Act.
If the Common Shares are, or are deemed to be, taxable Canadian property of a Non-Canadian Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Canadian Tax Act or pursuant to an applicable income tax treaty or convention (including as a result of the application of the MLI), the income tax consequences described below under “Residents of Canada — Disposition of Common Shares” and “Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply to the Non-Canadian Holder.
Non-Canadian Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors regarding the tax and compliance considerations that may be relevant to them.
Residents of Canada
This portion of the summary is generally applicable to a Holder who, for the purposes of the Canadian Tax Act and any applicable tax treaty or convention, is resident or deemed to be resident in Canada at all relevant times (a “Canadian Holder”). Certain Canadian Holders whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election pursuant to subsection 39(4) of the Canadian Tax Act to have the Common Shares, and every other “Canadian security” (as defined by the Canadian Tax Act) owned by such Canadian Holder in the taxation year of the election and in all subsequent taxation years, deemed to be capital property. Canadian Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Canadian Tax Act is available or advisable in their particular circumstances.
Taxation of Dividends
Dividends received or deemed to be received on the Common Shares in the taxation year of a Canadian Holder will be included in computing a Canadian Holder’s income for the year. In the case of a Canadian Holder who is an individual (including certain trusts), dividends (including deemed dividends) received on the Common Shares will be included in the Canadian Holder’s income and be subject to the gross-up and dividend tax credit rules normally applicable to “taxable dividends” received by an individual from “taxable Canadian corporations” including the enhanced gross-up and dividend tax credit for “eligible dividends” (each as defined in the Canadian Tax Act) properly designated as such by the Company. There may be limitations on the Company’s ability to designate any particular dividend as an “eligible dividend” and the Company has made no commitments in this regard.
In the case of a Canadian Holder that is a corporation, dividends (including deemed dividends) received on the Common Shares will be included in the Canadian Holder’s income for the taxation year and will generally be deductible in computing such Canadian Holder’s taxable income for the taxation year, subject to all restrictions under the Canadian Tax Act. In certain circumstances, subsection 55(2) of the Canadian Tax Act will treat a taxable dividend received (or deemed to be received) by a Canadian Holder that is a corporation as proceeds of disposition or a capital gain. Canadian Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Canadian Holder that is a “private corporation” or “subject corporation” (as such terms are defined in the Canadian Tax Act) may be liable to pay a tax (refundable in certain circumstances) under Part IV of the Canadian Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the Canadian Holder’s taxable income for the taxation year. A “subject corporation” is generally a corporation (other than a private corporation) resident in Canada and controlled directly or indirectly by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts).
Disposition of Common Shares
A Canadian Holder who disposes of, or is deemed to have disposed of, a Common Share (other than a disposition to the Company that is not a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or incur a capital loss) equal to the amount by which the proceeds of disposition in respect of the Common Share exceed (or are exceeded by) the aggregate of the adjusted cost base to the Canadian Holder of the Common Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. The adjusted cost base to a Canadian Holder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Share) of all other Common Shares held as capital property at that time by the Canadian Holder, if any. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “Taxable Capital Gain”) realized by a Canadian Holder must be included in the Canadian Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Canadian Tax Act, one-half of any capital loss incurred by a Canadian Holder (an “Allowable Capital Loss”) must be deducted from Taxable Capital Gains realized by the Canadian Holder in the taxation year in which the disposition occurs. Allowable Capital Losses in excess of Taxable Capital Gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net Taxable Capital Gains (but not against other income) realized in such years, in the circumstances and to the extent provided in the Canadian Tax Act.
A capital loss realized on the disposition or deemed disposition of a Common Share by a Canadian Holder that is a corporation may in certain circumstances be reduced by the amount of dividends previously received or deemed to have been received by the Canadian Holder on the Common Share (or a share substituted for such Common Share) to the extent and in the circumstances specified in the Canadian Tax Act. Similar rules may apply where a corporation is, directly or indirectly through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Common Shares. Canadian Holders to whom these rules may be relevant are urged to consult their own tax advisors.
Additional Refundable Tax
A Canadian Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Canadian Tax Act) or that is, at any time in the relevant taxation year, a “substantive CCPC” (as defined in the Canadian Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” which is defined in the Canadian Tax Act to include any Taxable Capital Gains and dividends or deemed dividends that are not deductible in computing the Canadian Holder’s taxable income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.
Minimum Tax
Capital gains realized and taxable dividends received (or deemed to be received) by a Canadian Holder who is an individual (including certain trusts) may give rise to minimum tax under the Canadian Tax Act. Canadian Holders should consult their own advisors with respect to the application of minimum tax.

ELIGIBILITY FOR INVESTMENT
Subject to the provisions of any particular plan, based on the provisions of the Canadian Tax Act in force as of date hereof, the Common Shares, if acquired as of and following the Direct Listing, would be at the time of acquisition “qualified investments” under the Canadian Tax Act for a trust governed by a “registered retirement savings plan” (“RRSP”), “registered retirement income fund” (“RRIF”), “tax-free savings account” (“TFSA”), “registered education savings plan” (“RESP”), “deferred profit sharing plan”, “first home savings account” (“FHSA”) or “registered disability savings plan” (“RDSP”) (as those terms are defined in the Canadian Tax Act), provided that at the time of acquisition the Common Shares are listed on a “designated stock exchange” (which currently includes the Nasdaq) or the Company is otherwise a “public corporation” (other than a “mortgage investment corporation”), each as defined in the Canadian Tax Act.
Notwithstanding the foregoing, if the Common Shares are a “prohibited investment” for an RRSP, RRIF, RESP, RDSP, FHSA or TFSA (each, a “Registered Plan”) for the purposes of the Canadian Tax Act, the annuitant, subscriber or holder, as the case may be, of the Registered Plan (the “Controlling Individual”) will be subject to a penalty tax as set out in the Canadian Tax Act. Provided that, for purposes of the Canadian Tax Act, the Controlling Individual of a Registered Plan deals at arm’s length with the Company and does not have a “significant interest” (as defined in the Canadian Tax Act for purposes of the prohibited investment rules) in the Company, the Common Shares will not be a “prohibited investment” for such Registered Plan under the Canadian Tax Act on the date hereof. In addition, the Common Shares will not be a prohibited investment if such securities are “excluded property”, as defined in the Canadian Tax Act for the purposes of the prohibited investment rules, for a Registered Plan.
Prospective purchasers of Common Shares who intend to hold such Common Shares in a Registered Plan are urged to consult their own tax advisors to ensure the Common Shares would not be a prohibited investment, including whether the Common Shares would be excluded property, in their particular circumstances.

PLAN OF DISTRIBUTION
Each Selling Shareholder of the securities covered hereby and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the principal trading market of our Common Shares or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling securities:
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ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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an exchange distribution in accordance with the rules of the applicable exchange;

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privately negotiated transactions;

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settlement of short sales;

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in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

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through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

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a combination of any such methods of sale; or

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any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.
In connection with the sale of the securities or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholders has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.
With respect to the PIPE Shares, we agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. With respect to the Royalty Acquisition Shares, we agreed to keep this prospectus effective until all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Common Shares may not simultaneously engage in market making activities with respect to the Common Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

EXPENSES OF THE OFFERING
Set forth below is an itemization of the total expenses expected to be incurred in connection with the offer and sale of our Common Shares. Except for the SEC registration fee, all amounts are estimates. The Selling Shareholders will not bear any portion of such expenses.
SEC registration fee	$
Accounting fees and expenses
Legal fees and expenses
Printing expenses
Miscellaneous
Total	$

LEGAL MATTERS
The validity of the Common Shares being offered by this prospectus and other legal matters relating to Canadian law will be passed for us by Blake, Cassels & Graydon LLP. Goodwin Procter LLP, New York, New York, is our legal advisor.
EXPERTS
The financial statements of The Metals Royalty Company Inc. as of December 31, 2025 and 2024 and for each of the years in the two year period ended December 31, 2025, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are included in reliance on such report given on the authority of such firm as an expert in accounting and auditing. The Company’s independent registered public accounting firm is Ernst & Young LLP, Vancouver, British Columbia, Canada, BC V6E 4E5, Auditor Firm ID: 1263.
ENFORCEMENT OF CIVIL LIABILITIES
We are incorporated under the laws of British Columbia, Canada. Service of process upon us and upon certain of our directors and officers and the experts named in this prospectus, who reside outside the U.S., may be difficult to obtain within the U.S. Furthermore, because a substantial amount of our assets and certain of our directors and officers are located outside the U.S., any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the U.S.
We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court. The address of our agent is 122 East 42nd Street, 18th Floor, New York, NY 10168.
Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in the U.S. Courts in these jurisdictions and such courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a Canadian court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.
We have also been advised by Blake, Cassels & Graydon LLP, our Canadian legal advisor, that there is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based on the U.S. federal securities laws or “blue sky” laws of any state within the United States and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based on the civil liability provisions of the U.S. federal securities laws or any such state securities or blue sky laws. Therefore, it may not be possible to enforce those judgments against us, certain of our directors and officers named in this prospectus if they are located in Canada.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act, with respect to Common Shares covered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the Common Shares covered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding companies, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to incorporate by reference our publicly filed reports into this prospectus, which means that information included in those reports is considered part of this prospectus.
The following documents filed by Registrant with the U.S. Securities and Exchange Commission (the “Commission”) are incorporated by reference into this Registration Statement:
(a)   The Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Commission on April 27, 2026.
(b)   The Company’s Reports of Foreign Private Issuer on Form 6-K, filed with the Commission on May 7, 2026 and May 12, 2026.
We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. You should direct any requests for documents to:
The information relating to us contained in this prospectus is not comprehensive and should be read together with the information contained in the incorporated documents. Descriptions contained in the incorporated documents as to the contents of any contract or other document may not contain all of the information which is of interest to you. You should refer to the copy of such contract or other document filed as an exhibit to our filings.

APPENDIX A
Pre-Feasibility Study Summary
Introduction:
In 2018, the SEC adopted amendments to the disclosure requirements for mining properties. Effective for fiscal years beginning on or after January 1, 2021, the disclosure requirements under the SEC’s Industry Guide 7 were replaced with new disclosure requirements under S-K 1300. The property disclosures in this Appendix A are presented in accordance with S-K 1300, subject to certain exemptions contained in the rule.
While S-K 1300 generally contemplates that registrants that hold royalty, streaming or other similar rights will provide property-level disclosure that is comparable to the disclosure provided by the operators of those properties, including mineral resource and mineral reserve estimates and supporting technical information, S-K 1300 also provides certain accommodations to such registrants. In particular, Item 1303(a)(3) and Item 1304(a)(2) of Regulation S-K permit a registrant that holds royalty or similar rights to omit information that would otherwise be required under Items 1303 and 1304 where obtaining the information and preparing related disclosure would result in an unreasonable burden or expense, provided that the registrant explains the omission and provides all information that it does possess or can obtain without incurring an unreasonable burden or expense. We rely on these accommodations with respect to the NORI Royalty. In light of our size, the early stage of our business and the fact that we are a non-operating royalty company with a single material royalty interest, we have determined that obtaining and preparing a separate S-K 1300 technical report summary and related mineral resource and mineral reserve disclosure for the NORI Property solely for inclusion in this prospectus would, at this time, result in an unreasonable burden or expense for us. Instead, we summarize in this Appendix A certain publicly disclosed information from the Area D Report for background and context and provide the other information regarding the NORI Royalty and the NORI Property that we can provide in accordance with S-K 1300 without incurring an unreasonable burden or expense.
Absent an exemption or accommodation, a registrant that discloses mineral resources or mineral reserves for a material property must obtain a dated and signed technical report summary from a qualified person identifying and summarizing the information reviewed and the conclusions reached by the qualified person about the mineral resources or mineral reserves determined to be on that property. As noted above, we have determined that commissioning and preparing a separate S-K 1300-compliant technical report summary for the NORI Property solely for our purposes would result in an unreasonable burden or expense. Accordingly, we have not sought to obtain, and do not intend to obtain, a dated and signed technical report summary from a qualified person pursuant to Item 1302(b)(1) of Regulation S-K for the NORI Property, and we therefore do not present mineral resource or mineral reserve estimates for the NORI Royalty in this prospectus
The following description of NORI Area D is a summary of certain publicly disclosed information from a report titled “S-K 1300 Prefeasibility Study for NORI Area D: Technical Report Summary,” dated August 4, 2025 prepared for TMC and filed with the SEC on August 4, 2025 (the “Area D Report”). The Area D Report will not be deemed incorporated by reference into this prospectus or any future filing under the Securities Act or the Exchange Act.
1.1   Property description (including mineral rights) and ownership
The world’s largest undeveloped deposit of manganese, nickel and cobalt and significant copper resource is hosted by polymetallic nodules (nodules) located on the seafloor in the Clarion-Clipperton Zone (“CCZ”) of the north-east Pacific Ocean. TMC the metals company Inc. (“TMC”) has identified the potential to recover metals from polymetallic nodules to support increasing demand from electrification, EV battery and stainless-steel demand. TMC, working with offshore partner Allseas Group S.A. (“Allseas”) and onshore partner Pacific Metals Co., Ltd. (“PAMCO”), has developed and demonstrated nodule collection and processing systems that can generate nickel, copper, cobalt and manganese products with little to no solid waste.
Four consortia of offshore development companies demonstrated the technical feasibility of collecting, lifting, and converting nodules into metals in the 1970s, but development of the industry was frustrated by the absence of regulation and a governing body. In 1994, the United Nations (“UN”) established the International Seabed Authority (“ISA”) pursuant to the UN Convention on the Law of the Sea (“UNCLOS”). The ISA governs the development of seabed resources for UNCLOS member states in the territories beyond the exclusive economic zones governed by coastal states. This international territory is known as the Area.
In 2010, the ISA adopted Regulations on Prospecting and Exploration for Polymetallic Nodules in the Area. In July 2011, the ISA granted TMC subsidiary, Nauru Ocean Resources Inc (“NORI”) an exploration contract covering four areas in the CCZ (NORI Area A, B, C, and D (the “Property”)). The NORI Exploration Contract was granted by the ISA for a period of 15 years which may be extended for periods of five years at a time, provided NORI has made efforts in good faith to comply with the requirements of the plan of work. The exploration contract does not confer any commercial production rights. A separate Plan of Work for exploitation must be submitted and approved by the ISA Council in accordance with the Mining Code before any commercial recovery may occur.
NORI is sponsored, under the ISA, to carry out its mineral exploration activities in the Property by the Republic of Nauru, pursuant to a certificate of sponsorship signed by the Government of Nauru on April 11, 2011.
The ISA is in the process of negotiating the exploitation regulations for development of seabed resources from the CCZ and other resources in the Area. As of the date of the Area D Report, the ISA is yet to finalize the Mining Code, including Regulations on the Exploitation of Mineral Resources in the Area as required under UNCLOS.
In 1980, the United States (“U.S.”) enacted the Deep Seabed Hard Mineral Resources Act ((“DSHMRA”) 30 U.S.C. §1401 et seq.) authorizing the National Oceanic and Atmospheric Administration (“NOAA”) to issue licenses for exploration and permits for commercial recovery from the deep seabed. These activities are limited to areas beyond national jurisdiction and are intended to ensure that U.S. entities can participate in seabed mining despite the United States not being a party to the UNCLOS or the 1994 Implementation Agreement.
TMC, through its wholly owned subsidiary The Metals Company USA LLC (“TMC USA”) applied for exploration licenses and commercial recovery permits over the NORI Area D area under DSHMRA. The relevant applications are summarized below:
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Exploration License for the USA-A Area which covers 65,186 km2 in the CCZ.

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Commercial Recovery Permit for USA-A which covers 25,160 km2 in the CCZ (“NORI Area D”).

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USA-A includes the existing ISA approved exploration Area identified as NORI Area D.

These applications are still under review and commencement of Commercial Recovery by TMC USA is subject to approval of the license and permit under DSHMRA.
As of the date of the Area D Report, TMC USA does not hold any exploration licenses or commercial recovery permits under the DSHMRA framework. However as stated above, TMC USA has submitted applications for such rights, and subject to regulatory review and approval, anticipates that any future commercial recovery activities would be conducted pursuant to a permit issued by NOAA under the U.S. legal regime. Any reference the Area D Report to activities proposed to be conducted by TMC USA is inherently uncertain and should be considered forward-looking in nature. No assurance can be given that any permit under DSHMRA will be issued, or that if issued, such permit will contain terms and conditions commercially or operationally viable for the Project.
TMC, in conjunction with Allseas, PAMCO, and specialist service providers, has now completed the Area D Report to evaluate collection and processing systems and the technical and economic viability of collecting, transporting and processing nodules from NORI Area D and marketing the products.
A phased development is outlined for NORI Area D. Each offshore collection system comprises collectors on the seafloor, a vertical transport system, and production vessel that will collect polymetallic nodules. The nodules will be transferred from the production vessel to a transfer vessel. The transfer vessel will load bulk carriers, and the polymetallic nodules will be shipped to on-shore processing facilities, where established processing technology will be used to produce manganese silicate, a feedstock for silico-manganese alloy production used in steel making, and nickel-cobalt-copper alloy and nickel-cobalt-copper matte, which is used in energy, defense, manufacturing, and infrastructure.
A mine plan was developed for NORI Area D including an Initial Mining Area. The Initial Mining Area was selected based on similarity to the Test Mining Area and includes planned initial runs 19 and 20.
A converted drillship, the Hidden Gem, reclassed as the world’s first deepwater mining ship, was used by NORI to support successful test mining in 2022 (“Test Mining”), where 3,000 wet metric tonnes (“wmt”) of nodules were lifted to the surface. Learnings from the Test Mining and further testing and modelling completed by Allseas has informed development of the commercial-scale system, which will initially involve further modification of the Hidden Gem to incorporate two 15 m collectors (one operating on the seabed and one on deck being maintained) to commence production with an annual production rate of 1.5 million wet metric tonnes per annum (“Mwmtpa”). Production will be upgraded to two collectors operating in parallel on the seabed once operating procedures are refined (3.0 Mwmtpa per production vessel). This PFS envisages that subsequently, three further production vessels will be progressively deployed to achieve a nominal production rate of 12 Mwmtpa and average annual production of 10.5 Mwmtpa nodules (allowing for 5 yearly vessel dry dock inspections). This phased approach to development allows TMC USA to manage risk by progressively developing engineering and operating systems and adopting an adaptive management approach to environmental management. This development plan is preliminary in nature and subject to significant regulatory, technical, and financing contingencies.
In November 2023, TMC signed a binding memorandum of understanding (“MOU”) with PAMCO to complete a feasibility study (“PAMCO FS”) to process nodules through their Hachinohe facility to produce nickel-cobalt-copper alloy and nickel-cobalt-copper matte, and manganese silicate product. This followed flowsheet definition and piloting at 70 mt scale by TMC, in association with Hatch Pty Ltd (“Hatch”), FLSmidth Inc. (“FLS”) and XPS Expert Process Solutions (“XPS”, a subsidiary of Glencore) and completion of a PFS by PAMCO, during which a 22 mt nodule sample was tested.
TMC and PAMCO together conducted the first commercial scale calcining operations on nodules. NORI supplied 2,000 wmt of nodules from their Test Mining, with roughly 500 wmt of calcined material generated. A subsequent commercial scale smelting test using PAMCO’s 4,000 kVA furnace, previously used for fly ash processing, was completed in Q1 2025.
As of the effective date of the Area D Report, no binding commercial agreement has been entered into for the processing of NORI nodules by PAMCO, and all references to tolling or processing in Japan are forward-looking and contingent on further negotiation, permitting, and technical validation.
Existing capacity to process and refine nodules does not currently exist in the United States, and this has informed TMC’s strategy to use PAMCO and Indonesia to generate matte. In early years of operation, the matte will be sold to customers who will then process in their existing refineries. Beginning in Year 6 of operations, TMC USA intends to begin processing matte at a newly built US-based refinery. The refining facility will produce nickel sulfate, cobalt sulfate, copper cathode, and ammonium sulfate.
TMC recently completed a study evaluating possible refinery site locations in the U.S. The study also included a preliminary refinery design, plant layout, permitting and construction execution schedule schedules and 2025 basis capital and operating costs.
1.2   Location
The CCZ is located in international waters between Hawaii and Mexico. The western end of the CCZ is approximately 1,000 km south of the Hawaiian island group. From here, the CCZ extends over 4,500 km east-northeast, in an approximately 750 km wide trend almost 5,000 km east-northeast, in an approximately 600 km wide trend, with the eastern limits approximately 2,000 km west of southern Mexico. The region is well-located to ship nodules to the American continent or across the Pacific to Japan and Indonesia. NORI Area D covers 25,160 km2 and is the easternmost of the four NORI exploration areas. Its center point is at latitude 10° 29’ N and longitude 116° 57’ W, approximately 850 km due west of the nearest land — the uninhabited Clipperton Island.

1.3   Regulatory environment and the NORI tenement
The principal regulatory environments governing the international seabed area include:
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The UN Convention on the Law of the Sea, of December 10, 1982 (the “Convention”).

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The 1994 Agreement relating to the Implementation of Part XI of the UN Convention on the Law of the Sea of December 10, 1982 (the 1994 implementation Agreement).

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The Deep Seabed Hard Mineral Resources Act (30 U.S.C. §1401 et seq.)

Part XI of the Convention and the 1994 Implementation Agreement deals with mineral exploration and exploitation in the Area, providing a framework for entities to obtain legal title to areas of the seafloor from the ISA for the purpose of exploration and eventually exploitation of resources.
The Convention entered into force on November 16, 1994. As of October 2024, the Convention had been signed by 169 States Parties and the European Union. The United States of America is currently not a party to the Convention. The Deep Seabed Hard Mineral Resources Act, enacted in 1980 by the U.S., authorizes the issuance of Exploration Licenses and Commercial Recovery Permits over the deep seabed. These activities are limited to areas beyond national jurisdiction and are intended to ensure U.S. entities can participate in seabed mining despite not being party to UNCLOS.
To date, the ISA has issued regulations on prospecting and exploration for polymetallic nodules in the Area.
As of the date of the Area D Report, the ISA is yet to finalize the Mining Code, including Regulations on the Exploitation of Mineral Resources in the Area as required under UNCLOS.
Consequently, TMC, through its wholly owned subsidiary TMC USA on April 28, 2025 submitted applications for two exploration licenses and a commercial recovery permit under the U.S. regulatory regime governed by DSHMRA.
These applications are still under review and TMC’s claim to these areas under DSHMRA are subject to approval of these licenses and permits by NOAA. NOAA has advised TMC USA that the exploration license applications are substantially complete, which provides TMC USA with the priority right to areas subject to application, which includes NORI Area D, for the duration of the application process. TMC holds mineral rights to NORI Area D through its subsidiary NORI under an Exploration Contract with the ISA.
1.4   Geology
Seafloor polymetallic nodules occur in all oceans, but the CCZ hosts a relatively high abundance of particularly nickel and copper-rich nodules. The CCZ seafloor forms part of the Abyssal Plains, which are the largest physiographic province on Earth.
The average depth of the seafloor in the Project Area is 3,800 to 4,200 m. The Abyssal Plains are traversed by ridges, with amplitude of 50 to 300 m (maximum 1,000 m) to the west and wavelength of 1 to 10 km. The Abyssal Plains are punctuated by inactive volcanoes rising 500 to 2,000 m above the sea floor.
Seafloor polymetallic nodules rest on the seafloor at the seawater — sediment interface. They are composed of nuclei and concentric layers of manganese and iron hydroxides and are formed by precipitation of metals from surrounding seawater and sediment pore waters. Nickel, cobalt and copper are also precipitated and occur within the structure of the manganese and iron minerals.
Nodules are abundant in abyssal areas with oxygenated bottom waters and low sedimentation rates (less than 10 cm per thousand years). Nodules generally range from about 1 to 12 cm in their longest dimension. Nodules of 1 to 5 cm are typically the most common in NORI Area D, where they have been classified as Type 1 nodules.
The specific conditions of the CCZ (water depth, latitude, and seafloor sediment type) are considered to be the key controls for the formation of polymetallic nodules.

Information on the mineralization within NORI Area D comprises a combination of sampling undertaken by NORI as well as free-fall grab sampler (“FFG”) and box core sampler (“BC”) data supplied by the ISA at the time of the NORI Area D exploration application. Additional regional data, assembled by the ISA as part of its Geological Model Project during 2008 to 2010 (“ISA 2010”), are available. The data provides significant coverage over NORI Area D and indicates a high abundance of nodules in this region, as has been confirmed by NORI’s exploration.
NORI completed offshore exploration campaigns in 2012, 2013, 2018, 2019, 2020, 2021, 2022, and 2023 – 2024. During these campaigns, a variety of resource evaluation data was collected including:
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Bathymetric mapping of the whole of NORI Area D using a hull-mounted Kongsberg Simrad EM120 12 kHz, full-ocean depth multibeam echo-sounding system (“MBES”). This system also provided backscatter data from which seafloor characteristics could be interpreted.

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Detailed seafloor survey work with an autonomous underwater vehicle (“AUV”), utilizing an MBES, Side Scan Sonar (“SSS”), Sub-Bottom Profiler (“SBP”), and camera payload.

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A total of 252 box core samples collected using a 0.75 m2 box corer, mainly on a 10 km by 10 km square grid.

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Additional 36 box core samples were collected to better define resources ahead of the 2022 Test Mining and to evaluate mining nodule recovery.

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57 in-situ cone penetrometer tests were completed ahead of and following the 2022 Test Mining.

The nodules in the box cores were collected and their characteristics measured and recorded in detail. Samples of nodules were collected in duplicate and for initial campaigns assayed at two reputable, well-qualified laboratories: ALS Limited (“ALS”) and Bureau Veritas SA (“Bureau Veritas”). Subsequently, samples were assayed at ALS, with every tenth sample checked by Bureau Veritas. Certified reference material, and blank samples were inserted to provide additional levels of quality control. No significant issues were identified with the assay results.
The backscatter data and the sidescan sonar and seafloor photography indicate strong continuity of nodule abundance across NORI Area D. There is a clear relationship between nodule long axis length and nodule weight and, therefore, it is possible to estimate nodule abundance from photographs. Several estimation techniques were tested, and methodologies were developed that are suitable for closely packed (Type 1) and less closely packed (Type 2 and 3) nodules.
Interpretation of detailed AUV derived bathymetric data identified geo-obstacles that have the potential to impact nodule collection efficiency. A computer model was developed to predict where these features are likely to occur. The model used data about slopes, ruggedness, and other landscape details and identified patterns linked to geological structures like ridges and volcanic seamounts. The model, correlating well with observed data, highlights geological trends influencing obstacle distribution and informs mine-planning by predicting regions likely to impact collector performance.
1.5   Development plan
TMC proposes to implement the Project in multiple phases that will allow the seafloor mining systems to be commissioned and then nodule production to be ramped up. The phased approach will facilitate de-risking of the project for relatively low initial capital investment. Additionally, this phased development will allow for an adaptive approach to environmental management providing learning at small-scale which will be applied as the development increases in scale.
The mine plan proposed for seafloor production development phases is as follows:
•
Commencement of production with a single collector deployed from the Hidden Gem with a nominal production rate of 1.5 Mwmtpa of nodules.

•
Deployment of a second collector from the Hidden Gem, operating in tandem on the seafloor, with a nominal system production rate of 3.0 Mwmtpa of nodules.

Once operating procedures have been refined and operating and environmental monitoring systems have demonstrated that collection of nodules can be undertaken satisfactorily, TMC expects further phased development as follows:
•
Development and deployment of a second vessel, essentially similar to the Hidden Gem, providing additional production of 3.0 Mwmtpa of nodules for a combined nominal production rate of 6.0 Mwmtpa.

•
Development and deployment of a third and fourth production vessel, each adding nominal production of 3.0 Mwmtpa of nodules, for an average full system production rate of 10.5 Mwmtpa of nodules, once the required 5-year dry dock inspections are taken into account.

Processing of polymetallic nodules will also be ramped up in a similar phased approach:
•
TMC proposes to toll treat polymetallic nodules at existing rotary kiln electric furnace (“RKEF”) smelters, utilizing excess industry capacity.

•
Production is planned to commence at PAMCO at a rate of 1.3 Mwmtpa of nodules initially, producing nickel-cobalt-copper alloy and subsequently nickel-cobalt-copper matte, once alloy to matte conversion facilities have been installed.

•
Tolling will then be scaled up to meet the 3 Mwmtpa of the Hidden Gem by utilizing excess RKEF processing capacity that has been developed in Indonesia in the last 5 years.

•
Additional production up to the 12 Mwmtpa mine plan rate will utilize existing RKEF processing plants, most likely in Indonesia, and refining capacity at a greenfield hydrometallurgical plant in the United States.

•
From year 6 matte product from 6 Mwmtpa of nodules will be shipped to the United States, most likely Texas, with all matte products expected to be shipped to the US from year 10.

•
Refining in the U.S. will produce nickel sulfate, cobalt sulfate and copper cathode.

1.6   Mining concept
In 2022, NORI completed Test Mining, where 4,500 wmt of nodules were collected and approximately 3,000 wmt of nodules were lifted to surface. The Test Mining demonstrated the mining concept and provided information for detailed design of the commercial-scale system. The Test Mining was monitored from both the Hidden Gem and a second vessel, the Island Pride, where AUVs, remotely operated vehicles (“ROV”), and bottom mounted sensors and samplers collected environmental data to understand the system’s environmental impacts to inform completion of the NORI Area D Environmental Impact Assessment and Environmental Monitoring and Management Plans.
The main items of offshore infrastructure proposed are the nodule collectors, the vertical transport system (“VTS”), production vessels (“PV”) and transfer vessel (“TV”) required to transfer nodules from the PV to bulk carrier vessels.
The nodules will be collected from the seafloor by self-propelled, tracked, collectors. No rock cutting, digging, drill-and-blast, or other breakage will be required at the point of collection. The collectors will be remotely controlled and supplied with electric power via umbilical cables from the PV. The collectors will traverse the seabed at a speed of approximately 0.4 m/s. Coandă nozzles on each collector will entrain nodules, sediment, and water from the seafloor. A hopper on each vehicle will separate sediment and excess water from the nodules, which will pass out of the hopper overflow and diffusers and be emitted behind the collector. The hopper underflow, comprising higher concentration nodule slurry, will be pumped via a flexible hose (jumper) to the VTS.
The VTS consists of a riser, which is a steel pipe through which nodules will be transferred to the surface by means of an airlift. The riser system consists of three main sections, each designed to meet specific flow dynamics and operational requirements. Above the air injection point, the upper section conveys a three-phase mixture of nodules, sediment, water, and air. This section also includes an auxiliary line for the supply of compressed air. To accommodate the expansion of air during the lift process, the riser diameter gradually increases from the air injection point upward. The airlift works by lowering the average density of the slurry inside the riser to less than the surrounding seawater. The difference between the hydrostatic pressure of the seawater at depth and the pressure inside the riser forces the slurry column to rise. The energy to achieve the lift will be supplied by air compressors housed on the PV, which will be capable of generating high air pressures.
The PVs will support the collector and riser system and its handling equipment, house the airlift compressors, collector control stations, and material handling equipment. All power for offshore equipment, including the nodule collecting vehicles, will be generated on the PVs. The PVs will be equipped with controllable thrusters and will be capable of dynamic positioning (“DP”), which will allow the vessels to track the collectors on the seafloor. Nodules will be pumped by the VTS to the PV, where air is released to atmosphere and the nodules will be dewatered using screens and cyclones and temporarily stored in the hold of the PV No processing involving the use of chemicals or the generation of tailings will be undertaken on the PV.
Nodules will be recovered from the hold of the PV using axial conveyors located beneath the storage holds. They will then be lifted to deck level via sandwich conveyors and offloaded through a boom conveyor system capable of both luffing and slewing. Offloading will occur at a rate of 2,500 wmt per hour to a dynamically positioned transfer vessel with 50,000 mt storage capacity. The transfer vessel will in subsequently load Capesize bulk carriers, each with a storage capacity of approximately 200,000 mt, using a similar recovery and offloading system.
1.7   Mineral Processing and metallurgical testing
TMC initially developed a combined pyrometallurgical and hydrometallurgical flowsheet to produce nickel and cobalt sulfate Li-ion battery cathode feedstocks, copper cathode, and manganese silicate. TMC completed bench-scale test-work and pilot-scale testing demonstrating the feasibility of this proposed flowsheet. As work progressed, TMC identified the opportunity to pursue a lower capital cost development by utilizing existing RKEF processing plants that were underutilized as a result of the decision by the Government of Indonesia to ban the export of unprocessed (nickel laterite) ores, resulting in facilities outside of Indonesia being underutilised as they cannot source feedstock laterite ore. Additionally, an overbuild of RKEF processing capacity in Indonesia has resulted in significant available processing capacity. It was decided to focus initially on production of intermediate products — nickel-cobalt-copper alloy and nickel-cobalt-copper matte to further reduce capital costs. In early years of operation, the matte will be sold to customers who will then process in their existing refineries.
In November 2023, TMC signed a binding MOU with PAMCO to complete a feasibility study to process nodules through their Hachinohe facility in Japan to produce nickel-cobalt-copper alloy and nickel-cobalt-copper matte and manganese silicate product. This followed flowsheet definition and piloting at 70 mt scale, by TMC in association with Hatch, FLS and XPS and completion of a PFS by PAMCO where they tested a 22 mt nodule sample. The PAMCO commercial scale testing of a 2,000 mt nodule sample has been successfully completed.
The plant will use RKEF lines that calcine and smelt the nodules to form an alloy. The alloy will then be sulfidized to form a matte and converted in a Peirce-Smith converter operation.
The pyrometallurgical process generates a manganese silicate stream that can be sold to the manganese industry and a small converter slag stream that can be used for industrial applications. No value has been ascribed to converter slag. The flowsheet has neither tailings ponds nor permanent slag repositories and does not generate substantial waste streams.
The development plan envisages construction and operation of hydrometallurgical refining facilities in Texas commencing in the sixth year of operations. The refinery will process matte to produce nickel and cobalt sulfate crystal, copper cathode and ammonium sulfate fertilizer.
1.8   Market studies
Benchmark Mineral Intelligence (“BMI”) was contracted by TMC to provide market overviews for three commodities from NORI and TOML areas: nickel, cobalt, and copper and to provide forecasts for the premia/discounts that nickel and cobalt sulfate over nickel metal price forecasts.

CRU International Limited (“CRU”) was requested by NORI to examine the marketability and pricing for the three intermediate products that will be produced by TMC USA for the NORI and TOML areas (CRU report dated 24 September 2024):
•
Nickel-cobalt-copper alloy.

•
Nickel-cobalt-copper matte.

•
Manganese silicate.

Additionally, CRU was retained to provide manganese ore market forecasts.
The global market for critical metals like nickel, cobalt, and copper is forecast to grow significantly, driven by demand from sectors such as the transportation, electrical infrastructure and consumer goods sectors. BMI and CRU forecast the following metal supply, demand and price scenarios:
•
Nickel production, led by Indonesia, is expected to rise from 3.6 Mt in 2025 to 4.9 Mt by 2035, fuelled by about equally its demand in stainless steel and EV batteries.

•
Cobalt demand expected to grow at a 5.8% compound annual growth rate through 2030, dominated by battery production, with supply heavily reliant on the Democratic Republic of Congo and China. But as mines begin to run through reserves and the visibility for new assets into the 2030s is limited, BMI expectation for mine supply is a slight decline into the 2030s.

•
Manganese remains essential for steelmaking, although projected demand is forecast to remain flat. However, this is expected to be tempered by rapid demand growth in battery-grade products.

•
Copper, critical for green energy infrastructure, faces an 8 Mt shortfall by 2035, despite production increases in Africa.

•
Prices for these metals are forecast to rise steadily due to tightening supply-demand dynamics.

TMC manganese silicate and TMC matte are expected by CRU to gain market traction given their inherent high quality. CRU expects market acceptance for TMC products will be as follows:
•
TMC manganese silicate offers advantages as feedstock for silico-manganese alloy production and battery applications, with demand projected to grow alongside manganese markets.

•
TMC matte, used in refining processes, requires stable partnerships with key facilities to maximize its value amid a buyer-dominated market.

•
Limited immediate demand for TMC alloy, can be mitigated through strategic blending, partnerships, to enhance market acceptance and value over time for the nickel-cobalt-copper alloy product.

1.9   Environmental studies, permitting, community, or social impact
Historically, a significant amount of technical work has been undertaken within the CCZ by the ISA and a significant body of information has been acquired during the past 50 years on the likely environmental impacts of collecting nodules from the sea floor.
NORI has completed the most extensive environmental baseline for the deep ocean extending from below the seabed, the seabed, the water column and above the sea surface. In total, more than 100 separate studies have been undertaken by world leading scientific and commercial organizations. This involved a comprehensive program of physical and chemical oceanographic studies, full characterization of biota from micro to mega and detailed seafloor studies at the Test Mining site and control sites in NORI Area D. Studies have been designed to define temporal and spatial variation with at least three years of baseline data and sufficient sampling to define spatial variation.
In 2022, NORI undertook Test Mining, which was subject to thorough environmental monitoring, particularly for critical impacts during testing: Benthic sediment plume, mid water discharge plume and sound impacts. Baseline studies were completed ahead of Test Mining, repeated immediately on completion, and then again 12 months later to differentiate the impacts from the Test Mining from natural temporal and spatial variation. This data is now being compiled with impact assessment methodologies, including expert workshops to inform the NORI Area D EIA and NORI Area D Project Environmental Impact Study.

TMC intends to manage the Project under the governance of an Environmental Management System (“EMS”), which is to be developed in accordance with the international EMS standard, ISO 14001:2004. The EMS will provide the overall framework for the Environmental Management and Monitoring Plan (“EMMP”) that will be required.
The EMMP will specify the objectives and purpose of all monitoring requirements, the components to be monitored, frequency of monitoring, methods of monitoring, analysis required in each monitoring component, monitoring data management and reporting. The plan will involve an ecosystem approach incorporating an adaptive management system.
The CCZ is uninhabited by people, and there are no landowners associated with the NORI Area D project. No significant commercial fishing is carried out in the area. The Project will provide financial benefits and training to Nauru, and a source of supply of minerals critical to industrial development.
The planned metallurgical process will not generate significant volumes of solid waste products such as tailings and residues, indicating that with careful management the environmental impacts of the onshore processing operation could be very low. Other emissions will be within best practice benchmarks and compliance regulations.
1.10   Summary capital and operating cost estimates
Capital and operating costs were prepared using the AACE (“Association for the Advancement of Cost Engineering”) Recommended Practice 47R-11 Class 4 estimate standards for Mining and Mineral Processing Industries. Through June 2025 Production Vessel engineering was 21.6% complete (“Allseas Monthly Report”), with some elements already approaching the technical maturity required for a Class 3 estimate. The project capital cost estimate to develop a phased 12 Mwmtpa nodule operation as per the mine plan is US$4,971M comprising of US$544.8M for Production Vessel #1 and associated costs (System #1) inclusive of Allseas credit and is summarized in Table 1.5 and US$4,426M for two 6 Mwmt nodule equivalent refining facilities in the US, is summarized in Table 1.6.
Table 1.5 Project CAPEX system #1 summary
Description	US$ M
Production Vessel	468.4
Transfer Vessel/Bulk Carriers	89.6
Support Vessel	15.2
Processing/Refining	—
Operations Facilities initial setup	2.3
Direct Subtotal	575.5
Professional Services	59.4
Owners Cost	44.6
Indirect Subtotal	104.0
Contingency	101.4
Escalation	53.3
Allseas Credit	(289.3)
Total Project CAPEX	544.8

Table 1.6 Project CAPEX US refining summary
Description	US$ M
General/Infrastructure	144.8
Port Facilities	281.1
Hydrometallurgy	1027.7
Direct Subtotal	1,453.7
Indirect Costs	477.2
Contingency	282.2
Refining Facility Capital	2,213.0
Number of 6 Mwtpa refining facility	2
Total Project CAPEX	4,426.0
The operating cost estimate for a phased 12 Mwmtpa operation as per the mine plan is reported in 30 June 2025 US$ as total life-of-mine (“LOM”) and unit costs per wet metric tonne in Table 1.7.
Table 1.7 NORI Area D operating cost summary
OPEX component	Total LOM (US$M)	Unit Cost (US$/wmt)	LOM Cost (%)
Collection Costs	12,344	75.2	30.9
Transfer & Shipping Costs	3,071	18.7	7.7
Contractor (offshore) Costs	1,855	11.3	4.6
Consumables (offshore fuel) Costs	3,848	23.4	9.6
Processing Cost	13,622	83.0	34.1
Refining Cost	3,254	19.8	8.1
Corporate Cost	1,985	12.1	5.0
Total OPEX	39,978	243.6	100

APPENDIX B
Initial Assessment Summary
In 2018, the SEC adopted amendments to the disclosure requirements for mining properties. Effective for fiscal years beginning on or after January 1, 2021, the disclosure requirements under the SEC’s Industry Guide 7 were replaced with new disclosure requirements under S-K 1300. The property disclosures in this Appendix B are presented in accordance with S-K 1300, subject to certain exemptions contained in the rule.
While S-K 1300 generally contemplates that registrants that hold royalty, streaming or other similar rights will provide property-level disclosure that is comparable to the disclosure provided by the operators of those properties, including mineral resource and mineral reserve estimates and supporting technical information, S-K 1300 also provides certain accommodations to such registrants. In particular, Item 1303(a)(3) and Item 1304(a)(2) of Regulation S-K permit a registrant that holds royalty or similar rights to omit information that would otherwise be required under Items 1303 and 1304 where obtaining the information and preparing related disclosure would result in an unreasonable burden or expense, provided that the registrant explains the omission and provides all information that it does possess or can obtain without incurring an unreasonable burden or expense. We rely on these accommodations with respect to the NORI Royalty. In light of our size, the early stage of our business and the fact that we are a non-operating royalty company with a single material royalty interest, we have determined that obtaining and preparing a separate S-K 1300 technical report summary and related mineral resource and mineral reserve disclosure for the NORI Property solely for inclusion in this prospectus would, at this time, result in an unreasonable burden or expense for us. Instead, we summarize in this Appendix B certain publicly disclosed information from the IA (defined below) contained in the IA for background and context and provide the other information regarding the NORI Royalty and the NORI Property that we can provide in accordance with S-K 1300 without incurring an unreasonable burden or expense.
Absent an exemption or accommodation, a registrant that discloses mineral resources or mineral reserves for a material property must obtain a dated and signed technical report summary from a qualified person identifying and summarizing the information reviewed and the conclusions reached by the qualified person about the mineral resources or mineral reserves determined to be on that property. As noted above, we have determined that commissioning and preparing a separate S-K 1300-compliant technical report summary for the NORI Property solely for our purposes would result in an unreasonable burden or expense. Accordingly, we have not sought to obtain, and do not intend to obtain, a dated and signed technical report summary from a qualified person pursuant to Item 1302(b)(1) of Regulation S-K for the NORI Property, and we therefore do not present mineral resource or mineral reserve estimates for the NORI Royalty in this prospectus
The following description of NORI A, B and C is a summary of publicly disclosed information from a report titled “Technical Report Summary — Initial Assessment of TOML and NORI Properties, Clarion-Clipperton Zone,” dated August 4, 2025 (the “IA”), prepared by TMC and filed with the SEC on August 4, 2025. The Initial Assessment will not be deemed incorporated by reference into this prospectus or any future filing under the Securities Act or the Exchange Act.
The initial assessment includes six areas (TOML A, B, C, D, E and F) over which TMCR has no interest pursuant to the NORI Royalty Agreement or otherwise. The following description is provided solely to describe information in respect of NORI A, B and C to which the NORI Royalty applies.
1.   Executive summary
1.1   Introduction
A very large nickel, manganese, cobalt, and copper resource occurring as polymetallic nodules is located on the seafloor in the Clarion-Clipperton Zone (“CCZ”) of the north-east Pacific Ocean. TMC the metals company Inc. (“TMC”), through its wholly owned subsidiaries, is undertaking assessment on the technical and economic viability of recovering metals from polymetallic nodules to support increasing demand from electrification, EV battery and stainless-steel demand. Working with offshore and onshore partners, TMC has designed and demonstrated nodule collection and processing systems that can generate nickel, copper, cobalt and manganese products with little to no solid waste.
Four consortia of offshore development companies demonstrated the technical feasibility of collecting, lifting, and converting nodules into metals in the 1970s, but development of the industry was frustrated by the absence of regulation and a governing body. In 1994, the United Nations (“UN”) established the International Seabed Authority (“ISA”) pursuant to the UN Convention on the Law of the Sea (“UNCLOS”). The ISA governs the development of seabed resources for UNCLOS member states in the territories beyond the exclusive economic zones governed by coastal states. This international territory is known as the Area.
TMC through its subsidiaries, Nauru Ocean Resources Inc. (“NORI”) and Tong Offshore Mining Limited (“TOML”), holds exploration contracts for a total of ten areas in the CCZ regulated by the ISA. NORI holds exploration rights to four areas (NORI A, B, C, and D) totaling 74,830 km2 that were granted in July 2011. TOML holds exploration rights to six areas (TOML A, B, C, D, E and F) covering 74,713 km2 under an exploration contract approved in July 2011 and then formalized on January 11, 2012.
These exploration contracts were granted and formalize an exploration area, for a term of 15 years with a program of activities approved for the first five-year period. NORI and TOML have a priority right to apply for an exploitation contract to exploit polymetallic nodules in the respective Contract Areas (ISA Regulation 24(2)). Both the NORI and TOML exploration contracts may be extended for periods of five years at a time beyond the initial 15-year period, provided NORI and TOML have made efforts in good faith to comply with the requirements of the plan of work. These exploration contracts do not confer any commercial production rights. A separate Plan of Work for exploitation must be submitted and approved by the ISA Council before any commercial recovery may occur.
At the time of the IA, the ISA is yet to finalize the Mining Code, including Regulations on the Exploitation of Mineral Resources in the Area as required under UNCLOS.
In 1980, the Unites States of America (“U.S.”) enacted the Deep Seabed Hard Mineral Resources Act (“DSHMRA”) 30 U.S.C. §1401 et seq. authorizing the National Oceanic and Atmospheric Administration (“NOAA”) to issue licenses for exploration and permits for commercial recovery from the deep seabed. These activities are limited to areas beyond national jurisdiction and are intended to ensure that U.S. entities can participate in seabed mining despite the US not being a party to the UNCLOS or the 1994 Implementation Agreement.
TMC, through its wholly owned subsidiary The Metals Company USA LLC (“TMC USA”) has submitted requests directly under the U.S. regulatory regime governed by DSHMRA. These applications are summarized below:
•
Exploration License for the USA-A Area which covers 65,186 km2 in the CCZ.

•
Exploration License for USA-B Area which covers 121,789 km2 in the CCZ.

USA-A includes the existing ISA approved exploration Area identified as NORI Area D and TOML area F. USA-B includes the existing ISA approved exploration Areas identified as NORI Areas A, B, C and TOML Areas A, B, C, D, and E.
These applications are still under review and commencement of Commercial Recovery by TMC USA is subject to approval of these licenses under DSHMRA. At the time of the IA, TMC USA does not hold any exploration licenses or commercial recovery permits under the DSHMRA framework.
TMC USA has submitted applications for such rights, and subject to regulatory review and approval, anticipates that any future commercial recovery activities would be conducted pursuant to a permit issued by National Oceanic and Atmospheric Administration (“NOAA”) under the U.S. legal regime.
Any reference in this Appendix B to activities proposed to be conducted by TMC USA is inherently uncertain and should be considered forward-looking in nature. No assurance can be given that any permit under DSHMRA will be issued, or that if issued, such permit will contain terms and conditions commercially or operationally viable for the project considered in the IA.

The IA considers only the Areas for which TMC have mineral rights, specifically, the NORI and TOML Areas subject to existing ISA approved exploration licenses (collectively known as the “Property”). The IA specifically excludes NORI Area D as this is the subject of a separate Pre-Feasibility Study (“PFS”).
A phased development is outlined for the NORI and TOML areas that make up the Property. Each offshore collection system comprises collectors on the seafloor, Vertical Transport System (“VTS”), and Production Vessels (“PV”) that are expected to collect polymetallic nodules. The nodules are expected to be transferred from the PV to a Transport Vessel (“TV”). The polymetallic nodules are expected to be shipped to onshore processing facilities, where established processing technology are expected to be used to produce manganese silicate, a feedstock for silico-manganese alloy production used in steel making, and nickel-cobalt-copper matte which is expected to be refined into products in the US that can be used in energy, defense, manufacturing, and infrastructure.
A converted drillship, the Hidden Gem, reclassed as the world’s first deepwater mining ship, was used by NORI to support successful test mining in 2022 (“Test Mining”), where 3,000 wet metric tonnes (wmt) of nodules were lifted to the surface. Learnings from the Test Mining and further testing and modelling completed by Allseas has informed engineering of the First-Generation Mining System (1st Gen), the commercial-scale system as described in PFS. The engineering of the Second-Generation Mining System (2nd Gen) is expected to be informed by the operational and environmental performance of the 1st Gen.
1.2   Location
The Property is located within the CCZ of the northeast Pacific Ocean between Hawaii and Mexico. The western end of the CCZ is approximately 1,000 km south of the Hawaiian island group. From here, the CCZ extends over 4,500 km east-northeast, in an approximately 750 km wide trend almost 5,000 km east-northeast, in an approximately 600 km wide trend, with the eastern limits approximately 2,000 km west of southern Mexico. The region is well-located to ship nodules to the American continent or across the Pacific to Asian markets. The Property comprises of nine separate areas (NORI A, B, C, TOML A, B, C, D, E and F) with a combined area of 124,381 km2.
1.3   Regulatory environment and the tenements
The principal regulatory environments governing the international seabed area include:
•
The UN Convention on the Law of the Sea, of 10 December 1982 (the “Convention”).

•
The 1994 Agreement relating to the Implementation of Part XI of the UN Convention on the Law of the Sea of 10 December 1982 (the “1994 Implementation Agreement”).

•
The Deep Seabed Hard Mineral Resources Act (DSHMRA) (30 U.S.C. §1401 et seq.)

Part XI of the Convention and the 1994 Implementation Agreement deals with mineral exploration and exploitation in the Area, providing a framework for entities to obtain legal title to areas of the seafloor from the ISA for the purpose of exploration and eventually exploitation of resources.
The Convention entered into force on November 16, 1994. As of October 2024, the Convention had been signed by 169 States Parties and the European Union. The US is currently not a party to the Convention.
The Deep Seabed Hard Mineral Resources Act, enacted in 1980 by the U.S., authorizes the issuance of Exploration Licenses and Commercial Recovery Permits over the deep seabed. These activities are limited to areas beyond national jurisdiction and are intended to ensure U.S. entities can participate in seabed mining despite not being party to UNCLOS.
To date, the ISA has issued regulations on prospecting and exploration for polymetallic nodules in the Area.
At the time of the IA, the ISA is yet to finalize the Mining Code, including Regulations on the Exploitation of Mineral Resources in the Area as required under UNCLOS.
Consequently, TMC, through its wholly owned subsidiary TMC USA on April 28, 2025, submitted applications for two exploration licenses and a commercial recovery permit under the U.S. regulatory regime governed by DSHMRA.

These applications are still under review and TMC’s claim to these areas under DSHMRA are subject to approval of these licenses and permits by NOAA. NOAA has advised TMC USA that the exploration license applications are substantially complete, which provides TMC USA with the priority right to areas subject to application, which includes the Property, for the duration of the application process.
1.4   Geology
Seafloor polymetallic nodules occur in all oceans, but the CCZ hosts a relatively high abundance of particularly nickel and copper-rich nodules. The CCZ seafloor forms part of the Abyssal Plains, which are the largest physiographic province on Earth.
The average depth of the seafloor in the Project area ranges from 3,800 m to over 6,000 m. The Abyssal Plains are traversed by ridges and are punctuated by inactive volcanoes rising 500 up to 2,000 m above the seafloor.
The formation and distribution of polymetallic nodules in the CCZ are primarily controlled by water depth, latitude, and seafloor sediment type. Geological domains identified include volcanic outcrops, volcanic highs, sediment drifts, and high-slope (>6°) areas, which were excluded from resource estimates.
Exploration data underpinning the Mineral Resource estimates comprise historical sampling by Pioneer Contractors using free-fall grab samplers (“FFG”) and box core (“BC”) samplers, supplemented by recent campaigns conducted by NORI and TOML involving box coring, dredging, multibeam echosounder MBES surveys, side scan sonar, sub-bottom profiling, autonomous underwater vehicle (“AUV”) deployments, and photographic seabed imaging.
Nodule abundance is reported on a wet basis with an assumed moisture content of 28% for TOML areas, and 24% for NORI-A, B, and C. No significant correlations were found between moisture content and nodule size, grade, or geological domain. Nodule size measurements and long-axis estimation methods were applied to improve abundance estimates from photographic data.
1.5   Development plan and mining methods
The development plan for the Property envisions a phased, 23-year mining operation leveraging advanced offshore technologies including remotely operated Collector Vehicles (“CV”), VTS, and PVs. Mining is expected to target polymetallic nodules on seafloor slopes up to 6°, with recovered nodules transported to onshore facilities for processing into manganese silicate and nickel-cobalt-copper products essential for steelmaking and battery materials.
The mining method for the NORI and TOML areas employs bespoke deep-sea technology featuring remotely operated, self-propelled, tracked CVs equipped with Coandă nozzles to efficiently recover polymetallic nodules from the seafloor. These CVs are expected to operate on slopes up to 6°, removing nodules while minimizing sediment disturbance. Nodules are expected to be transported via a VTS using airlift or hydraulic pumps to PVs on the surface, where dewatering and offloading is expected to occur before shipment to processing facilities.
These 2nd Generation Production Systems are expected to build on successful Test Mining conducted in 2022 in NORI Area D and a decade of experience that is expected to be gained from operating a 1st Generation Production System in the NORI Area D.
The fleet of production, transport, and supply vessels are expected to be coordinated through centralized offshore control centers, enabling safe, efficient, and adaptive operations with reduced offshore personnel exposure. This innovative mining approach is designed to maximize resource recovery while maintaining environmental stewardship and operational reliability in the challenging deep-sea environment.
1.6   Mineral processing and metallurgical testing
The mineral processing strategy is supported by extensive bench-scale and pilot-scale metallurgical testwork that has demonstrated the technical feasibility of converting polymetallic nodules into marketable products. Bulk sampling and Test Mining successfully recovered nodule material from NORI Area D that was used for large scale processing trials.
The processing flowsheet involves drying and calcining the nodules in a rotary kiln(s) followed by electric furnace (“RKEF”) smelting to produce two immiscible phases: a nickel-cobalt-copper-rich alloy and a manganese silicate oxide slag. A pilot plant campaign produced 35 t of calcine that was then smelted at eXpert Process Solutions (“XPS”, a division of Glencore) and tested in industrial scale trials by Pacific Metals company Ltd (“PAMCO”), producing demonstration quantities of these target products with stable operation and emissions compliant with relevant regulations. High recoveries were achieved, including approximately 97% for nickel, 93% for cobalt, 94% for copper, and 99% for manganese. The alloy is expected to be further processed in Peirce-Smith converters to generate a matte product containing 5% iron. This was also piloted at XPS with suitable quantities of matte generated to feed downstream refinery bench-scale testing.
Matte is expected to be refined hydrometallurgically using a two-stage leach process, followed by copper electrowinning, cobalt and nickel solvent extractions (“SX”), impurity removal steps and crystallization of the nickel and cobalt phases to generate sulfate products. The copper phase that are expected to be generated following the electrowinning is copper cathode. Bench-scale testing at Lakefield, Ontario (“SGS”) was able to generate about 1 kg of nickel and cobalt sulfates suitable for use in batteries.
The process design leverages existing ferronickel production assets in Indonesia with minor modifications to accommodate nodule feedstock, supporting cost-effective commercial-scale operations. New build refineries in the USA are expected to then complete the conversion of the matte produced in Indonesia to saleable materials.
1.7   Market studies
Benchmark Mineral Intelligence (“BMI”) was contracted by TMC to provide market overviews for three commodities: nickel, cobalt, and copper and to provide forecasts for the premia/discounts for nickel and cobalt sulfate over nickel metal price forecasts.
CRU Group (“CRU”) was commissioned by NORI to examine the marketability and pricing for the three intermediate products that are expected to be produced (CRU, 2024):
•
Nickel-cobalt-copper alloy.

•
Nickel-cobalt-copper matte.

•
Manganese silicate.

Additionally, CRU was retained to provide manganese ore market forecasts.
The global market for critical metals like nickel, cobalt, and copper is expected to grow significantly, driven by demand from sectors such as the transportation, electrical infrastructure and consumer goods sectors. BMI and CRU forecast the following metal supply, demand and price scenarios:
•
Nickel production, led by Indonesia, is expected to rise from 3.6 Mt in 2025 to 4.9 Mt by 2035, fuelled by about equal its demand in stainless steel and EV batteries.

•
Cobalt demand is expected to grow at a 5.8% compound annual growth rate through 2030, dominated by battery production, with supply heavily reliant on the Democratic Republic of Congo (“DRC”) and China. But as mines begin to deplete reserves and the visibility for new assets into the 2030s is limited, BMI’s expectation for mine supply is a slight decline into the 2030s.

•
Manganese remains essential for steelmaking, although projected demand is forecast to remain flat. However, this is expected to be tempered by rapid demand growth in battery-grade products.

•
Copper, a critical for green energy infrastructure, faces an 8 Mt shortfall by 2035, despite production increases in Africa.

•
Prices for these metals are forecast to rise steadily due to tightening supply-demand dynamics.

TMC manganese silicate and TMC matte are expected by CRU to gain market traction given their high quality. CRU notes:
•
TMC manganese silicate offers advantages in silico-manganese alloy production and battery applications, with demand projected to grow alongside manganese markets.

•
TMC matte, used in refining processes, requires stable partnerships with key facilities to maximize its value amid a buyer-dominated market.

•
Limited immediate demand for TMC alloy, can be mitigated through strategic blending, partnerships, to enhance market acceptance and value over time for the nickel-cobalt-copper alloy product.

1.8   Environmental studies, permitting, community, or social impact
Extensive environmental baseline studies and impact assessments have been conducted in NORI Area D and are planned to be expanded across the other NORI and TOML areas to support responsible deep-sea mining development in the CCZ. These studies are expected to encompass geological, oceanographic, biogeochemical, benthic ecological, and trace metal analyses, building from the current knowledge base generated through extensive offshore efforts in NORI Area D and the growing dataset in published literature.
The ISA provides an exploration regulatory framework, requiring comprehensive Environmental and Social Impact Assessments (“ESIA”) and Environmental Impact Statements (“EIS”) as prerequisites for moving to exploitation licensing. Both NORI and TOML are compliant with current ISA exploration contract obligations.
Environmental management plans are expected to incorporate mitigation strategies informed by the 2022 Test Mining, which demonstrated limited and manageable environmental impacts.
Key social benefits include community development and training programs, particularly supporting the Republic of Nauru and Tonga. The absence of competing economic uses and landowner displacement further supports the project’s social license. A key environmental benefit compared to terrestrial mines is that the project is expected to essentially produce zero waste from the mining and processing of the nodules.
Overall, the environmental and social programs establish a strong foundation for sustainable seabed mineral development while ensuring adherence to evolving international and national regulatory requirements.
1.9   Capital and operating cost estimates
The proposed strategy for the project includes engaging contract miners to conduct polymetallic nodule collection and transport to existing RKEF facilities in Indonesia with Contractor capital investment recovered in the first 10 years of operation. Sustaining capital during PV class surveys is included for the collection equipment. RKEF processing in Indonesia is expected to be by tolling arrangement. Matte from RKEF facilities in Indonesia is expected to be shipped to the USA for refinement through TMC built / owned / operated infrastructure with associated capital expenditure (“CAPEX”) and operating expenditure (“OPEX”) included.
The CAPEX for the NORI and TOML projects is estimated at approximately US$15,000 million, encompassing Project capital of $8,850 million, sustaining capital over the life of mine (“LOM”) of US$5,300 million, with closure costs estimated at US$805 million.
OPEX is forecasted at approximately US$126,000 million over the LOM, averaging US$188.3 per wet metric tonne of nodules processed. Key OPEX components include collection, transport, processing, refining, consumables, and corporate costs, with processing and refining representing the largest shares.
These cost estimates, prepared to an IA -level confidence standard, incorporate contingencies and reflect current engineering designs and operational plans.

APPENDIX C
 Technical Report Summary of the Mesabi Project
Introduction:
In 2018, the SEC adopted amendments to the disclosure requirements for mining properties. Effective for fiscal years beginning on or after January 1, 2021, the disclosure requirements under the SEC’s Industry Guide 7 were replaced with new disclosure requirements under Subpart 1300 of SK-1300. The property disclosures in this Appendix C are presented in accordance with S-K 1300.
While S-K 1300 generally contemplates that registrants that hold royalty, streaming or other similar rights will provide property-level disclosure that is comparable to the disclosure provided by the operators of those properties, including mineral resource and mineral reserve estimates and supporting technical information, S-K 1300 also provides certain accommodations to such registrants. We rely on those accommodations with respect to the NORI Royalty, as further described in Appendices A and B. We have not, however, relied on those accommodations with respect to the Mesabi Royalty. Instead, in connection with our acquisition of the Mesabi Royalty in May 2026, we engaged DRA Americas, Inc. (“DRA”), an independent engineering and geosciences consulting firm, to prepare a technical report summary in respect of the Mesabi Property in accordance with S-K 1300 (the “Mesabi TRS”). The Mesabi TRS has effective dates of January 14, 2026 for the mineral resource estimate and May 22, 2026 for the mineral reserve estimate.
The mineral resource estimate set forth in the Mesabi TRS, which has an effective date of January 14, 2026, was prepared by Dr. Schadrac Ibrango, P.Geo., Ph.D., MBA, of DRA. The mineral reserve estimate set forth in the Mesabi TRS, which has an effective date of May 22, 2026, was prepared by Nigel Fung, P.Eng., of DRA. The remaining sections of the Mesabi TRS were prepared by additional Qualified Persons of DRA and by Qualified Persons of NewFields Canada Inc. (which prepared Section 15.3, Tailings Storage Facilities) and Stantec Consulting Services Inc. (which prepared Section 15.4, Water Management; Section 15.5, Water Balance; and Section 17, Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups). Each Qualified Person named in the Mesabi TRS is independent of TMCR within the meaning of S-K 1300. The Mesabi TRS is filed as Exhibit 96.1 to the registration statement of which this prospectus forms a part. The consents of DRA, NewFields Canada Inc., Stantec Consulting Services Inc. and each Qualified Person named in the Mesabi TRS are filed as Exhibit 23.3 – 5 pursuant to Securities Act Rule 436 and Item 1302(b)(4) of Regulation S-K.
The following description of the Mesabi Project is a summary of certain information contained in the Mesabi TRS. The Mesabi TRS shall be deemed to be incorporated by reference into this prospectus.
1.1   Property description (including mineral rights) and ownership
The Mesabi Iron Ore Project (the “Mesabi Project” or the “Project”) is a development-stage open-pit taconite mining, beneficiation and pelletizing operation located in Itasca County, Minnesota, on the western portion of the historic Mesabi Iron Range, adjacent to the City of Nashwauk, Minnesota. The Project is operated by Mesabi Metallics Company LLC (the “Operator”), a private company that is part of the Essar Group of companies. The Operator is not affiliated with TMCR.
The Project occupies a contiguous area of more than 4,496 acres (more than 1,800 hectares). Mineral rights in Minnesota are severed from surface rights, and most mineral leasing in the State is conducted on a forty-acre (16.2 hectare) plot basis. The Operator’s mineral leases on the Mesabi Project are primarily distributed among three principal mineral owners: the Operator (or its affiliates), the Langdon-Warren Group and J.A.G.E. Enterprise LLC, with a small number of additional minor mineral interests. Most of the leases are for terms of 30 to 40 years and are renewable; they include minimum royalty payments, earned royalties based on crude taconite mined with escalator provisions, and other conditions typical of leases on the Mesabi Range.
The mineral resource estimate and the mineral reserve estimate disclosed in this prospectus exclude (a) parcels that are 50% owned by the Operator and 50% owned by Cleveland-Cliffs Inc. (“Cliffs”) that are subject to ongoing arbitration, litigation and related proceedings between the Operator and Cliffs, and

(b) parcels that are 100% owned by Cliffs. See “Risk Factors — The operator of the Mesabi Property is engaged in disputes with Cleveland-Cliffs Inc. concerning mineral interests included in the mineral resource estimate, and an adverse outcome could reduce the resources or reserves available to the operator and, in turn, the gross production revenue against which the Mesabi Royalty is calculated” and “Business — Mesabi Property — Property Description” for a description of the underlying disputes and their potential impact on the mineral resources and mineral reserves reported in this prospectus. The Qualified Person responsible for the mineral reserve estimate has not opined on whether the Operator has or will have access to the entirety of any reserves contained within the parcels subject to ongoing arbitration, litigation and related proceedings.
Construction of the existing process facilities at the Project commenced in 2010 and was originally designed by Minnesota Steel Industries to produce 4.1 million metric tonnes per annum of pellets, with the design subsequently upgraded by Essar Steel Minnesota LLC to 7.0 million metric tonnes per annum. Construction was paused following the prior owner’s Chapter 11 filing in 2016 and was relaunched by the current Operator in April 2023. Construction was reported by the Operator at approximately 85.5% complete as of January 1, 2026 (design 97.3% complete, procurement 96.0% complete, and construction 74.0% complete). Mining of overburden is scheduled to commence in the second quarter of 2026, mechanical completion of the processing facilities is targeted for the second half of 2026, initial DR Grade Iron Ore Pellet production is targeted for the fourth quarter of 2026, and commercial production is expected to be reached following an eight- to twelve-month ramp-up period. The Mesabi TRS reflects a 23-year life-of-mine plan.
1.2   Location
The Mesabi Project is located in Itasca County, Minnesota, on the western portion of the historic Mesabi Iron Range, adjacent to the City of Nashwauk, Minnesota. The Mesabi Iron Range is a series of iron ore deposits extending approximately 120 miles from Grand Rapids to Babbitt, Minnesota, and is the largest historical iron ore producing district in the United States. The Project is located approximately 15 miles west of Hibbing, Minnesota, and approximately 106 miles by road from the port of Duluth, Minnesota, the principal Great Lakes port serving the U.S. iron ore industry. Access to the Project is provided by U.S. Highway 169, the Canadian National rail line and the BNSF rail line.
The Mesabi Project benefits from established mining-region infrastructure, including rail and Great Lakes shipping access, that has historically supported the delivery of Mesabi Iron Range pellets to domestic and international steelmaking customers. Power for the Project is supplied from the local utility transmission grid through City of Nashwauk substations.
1.3   Regulatory environment and the tenements
Mining and mineral processing operations in Minnesota are subject to extensive federal, state and local regulation. Principal regulatory programs applicable to the Mesabi Project include the Minnesota Environmental Policy Act, the Minnesota Environmental Rights Act, the Federal Clean Air Act, the Federal Clean Water Act, the Minnesota Environmental Quality Board environmental review process, and the Mine Safety and Health Administration’s health and safety regime. The Mesabi Iron Range is also subject to mineral leasing programs administered by the State of Minnesota Department of Natural Resources (“DNR”) in respect of state-owned mineral interests; however, the Mesabi Project’s mineral leases are primarily with private owners (as described under heading 1.1 above) rather than with the State.
The Operator holds the principal federal and state environmental and operating permits required for DR Grade pellet production, including:
•
a Permit to Mine issued by the Minnesota DNR, authorizing the open-pit mining and waste storage operations;

•
an Air Emissions Facility Permit issued by the Minnesota Pollution Control Agency (“MPCA”), governing air emissions from the crusher, concentrator, indurating furnace and other emission sources;

•
an NPDES/SDS Permit issued by the MPCA, governing wastewater and stormwater discharges; and

•
Section 404 wetland permits issued by the U.S. Army Corps of Engineers and the Minnesota DNR, where applicable.

The current Air Emissions Facility Permit limits annual DR Grade Iron Ore Pellet production to 7.00 million long tons until a permit amendment is obtained. The Operator expects to obtain that amendment by the end of the third quarter of 2027. The mineral reserve estimate set forth in the Mesabi TRS is supported in part by the Operator’s continued ability to obtain and maintain the permits and approvals described above, including the air permit amendment described herein. Based on a review of the Mesabi TRS and on enquiry of the Operator, no material violations of, or fines under, applicable permits or environmental, health or safety laws are outstanding with respect to the Mesabi Project.
1.4   Geology
The iron formation at the Mesabi Project, including the former Butler Mine, is part of the Biwabik Iron Formation in the Mesabi Range, a belt that can be traced for approximately 120 miles between Grand Rapids and Babbitt, Minnesota. The Biwabik Iron Formation is a Lake Superior-type Banded Iron Formation of Proterozoic age, consisting of cherty, iron oxide-rich layers intercalated with slaty, iron silicate-rich layers. In the Mesabi Project area, the Biwabik Iron Formation generally strikes east-northeast with a shallow south-southeast dip, and fault zones cut the mine area and are marked by some oxidation of the host rocks.
The primary minerals found in the magnetic taconite are quartz (chert) and magnetite, with subordinate occurrences of hematite, minnesotaite, stilpnomelane, greenalite, calcite, ankerite and siderite. The deposit type is a Lake Superior-type Banded Iron Formation, the principal source of iron throughout the world. The mineral resource estimate utilizes a single bulk density factor of 11.0 cubic feet per long ton derived from 208 density determinations conducted in 2011 on iron formation and waste samples.
The mineral resource estimate is based on a database of 767 drill holes representing 250,521 feet drilled, of which 664 were drilled by previous operators between 1960 and 2005, 85 were drilled by the current Operator and its predecessors in 2011 and 2015, and 18 were drilled by the Operator in 2024 and 2025. Sample preparation and analytical procedures, including Davis Tube testing, were conducted principally at Lerch Brothers, Inc. (for the 1960 – 2015 programs) and SGS Lakefield (for the 2024 – 2025 program).
1.5   Development plan and mining methods
The Mesabi Project is designed as an open-pit taconite mine with a 23-year life-of-mine plan based on the mineral reserve estimate set forth in heading 1.11 below. The mine plan reflects a steady-state run-of-mine throughput of approximately 23.44 million long tons per annum (approximately 23.82 Mtpa), an average life-of-mine stripping ratio of 1.66 (waste-to-ore), an average life-of-mine weight recovery (concentrate basis) of 29.8%, and an average concentrate grade of 70.0% iron. Mining of overburden is scheduled to commence in the second quarter of 2026.
The mine plan reflects the 7.00 million long ton per annum DR Grade Iron Ore Pellet production constraint imposed by the current Air Emissions Facility Permit through 2027, the assumed lifting of that constraint thereafter, and the staged ramp-up of the processing facilities. Some mill feed delivered in 2026 is not converted to pellets until later in the life of mine. Following the proposed permit amendment, the Operator intends to operate the Project at a steady-state DR Grade Iron Ore Pellet production rate of approximately 7.17 million long tons per annum.
1.6   Mineral processing and metallurgical testing
Processing operations at the Mesabi Project consist of (i) primary and secondary crushing and dry cobbing at the crusher complex; (ii) beneficiation through three identical parallel lines comprising autogenous-grinding primary milling, ball-mill secondary grinding, rougher low-intensity magnetic separation, vertical regrind milling, finisher low-intensity magnetic separation, reverse silica flotation, and concentrate and tailings thickening; and (iii) pelletizing in a straight-grate indurating furnace with a traveling-grate surface area of 8,008 ft² (744 m²). The processing facility has nominal design capacity to process approximately 23.44 million long tons per annum of run-of-mine ore and to produce, over the life of mine, an average of 6.99 million long tons per annum of concentrate and 7.17 million long tons per annum of DR Grade Iron Ore Pellets.
Metallurgical recoveries used to support the mineral reserve estimate reflect a life-of-mine average metallurgical recovery of magnetic iron to concentrate of 96.48%. Metallurgical recoveries are supported by Davis Tube testing and other metallurgical test work conducted principally at Lerch Brothers, Inc. (1960 – 2015 programs) and SGS Lakefield (2024 – 2025 program). The DR Grade Iron Ore Pellets produced from the Project are expected to be priced by reference to long-term DR pellet pricing benchmarks, as further described in Section 16 of the Mesabi TRS.
1.7   Market studies
The Mesabi Project is designed to produce DR Grade Iron Ore Pellets, which are high-purity iron ore pellets (typically containing approximately 67.5% iron content or greater, with correspondingly low levels of silica, alumina and other gangue elements) suitable as feedstock for direct-reduced iron processes. Direct-reduced iron is increasingly used as feedstock in electric arc furnace (“EAF”) steelmaking, which is significantly less carbon-intensive than traditional blast-furnace steelmaking and is the dominant growth segment of the U.S. steel industry.
The mineral resource and mineral reserve estimates set forth in the Mesabi TRS are based on a reasonable and justifiable long-term price for DR Grade Iron Ore Pellets of US$130.00 per metric tonne, FOB Louisiana. The price assumption was selected by the Qualified Person and is supported by long-term consensus pricing as further described in Section 16 of the Mesabi TRS. The economic analysis described under heading 1.12 below is based on a different (less conservative) long-term price assumption of US$152.40 per metric tonne, FOB Louisiana (equivalent to US$120.40 per metric tonne FOB Mine, net of approximately US$32.00 per metric tonne of rail freight from the Mine to Louisiana), as derived from bank consensus, Wood Mackenzie and Baltic Exchange data described in Section 16 of the Mesabi TRS. The Project benefits from established Mesabi Iron Range infrastructure (rail and Great Lakes shipping access) that has historically supported the delivery of Mesabi Iron Range pellets to domestic and international steelmaking customers.
Based on information provided by the Operator and publicly available industry sources, upon commencement of commercial production the Mesabi Project is expected to be the sole merchant supplier of DR Grade Iron Ore Pellets in the United States. There can be no assurance, however, that the Mesabi Project will retain such positioning if new entrants are developed, although we believe new entry is constrained by the limited number of ore bodies globally that are capable of economically producing DR Grade pellets.
1.8   Environmental studies, permitting, community, or social impact
The Mesabi Project is subject to federal, state and local environmental, mining, water, air and land use regulations administered principally by the U.S. Environmental Protection Agency, the U.S. Army Corps of Engineers, the Minnesota DNR and the MPCA. As described under heading 1.3 above, the Operator holds the principal federal and state environmental and operating permits required for DR Grade pellet production, including a Permit to Mine, an Air Emissions Facility Permit, an NPDES/SDS Permit and applicable wetland permits. The current Air Emissions Facility Permit limits DR Grade Iron Ore Pellet production to 7.00 million long tons per annum until a permit amendment is obtained.
Mesabi Iron Range operators have historically been subject to substantial environmental and regulatory oversight, including from the Mine Safety and Health Administration, the Occupational Safety and Health Administration and the MPCA, and disputes with such agencies and with non-governmental organizations occur from time to time. The Operator is responsible for compliance with all environmental, health, safety and operating laws and regulations applicable to the Project, including all permits and approvals issued in connection with the foregoing. As a non-operating royalty holder, we are not responsible for ensuring compliance with these laws and regulations, but failure by the Operator to comply could have a material adverse effect on our results of operations and financial condition.
Based on publicly available disclosures, in March 2026 the Export-Import Bank of the United States announced its support of up to $10 billion for the development of an iron ore mining and processing facility by Mesabi Metallics on Minnesota’s Mesabi Iron Range, and the Operator has publicly disclosed the closing of a $520 million senior secured project financing facility with Breakwall Capital to advance the Project toward commercial operations. The Operator has publicly indicated that the Project is expected to support the creation of up to approximately 350 new direct jobs. The foregoing project-level financings and stakeholder commitments benefit our royalty interest only indirectly.
1.9   Summary capital and operating cost estimates
Capital and operating cost estimates supporting the Mesabi TRS are based on internal Operator estimates as reviewed by DRA, prepared in accordance with the technical and professional standards described in S-K 1300 and the underlying technical report prepared by DRA. The Mesabi TRS reflects, as of January 1, 2026, capital expenditure to complete construction of approximately US$571 million, sustaining capital costs of approximately US$353 million for processing facilities (including civils and other infrastructure) and approximately US$86 million for the tailings storage facility (in each case including 20% contingency), and total sustaining capital expenditure (including closure) of approximately US$480 million. The components of these estimates are summarized in Table C.1 and Table C.2 below.
Table C.1 Project capital cost summary
Description	US$ M
Capital expenditure to complete construction (as of January 1, 2026)	571
Sustaining capital costs – Process (including 20% contingency)	353
Sustaining capital costs – TSF (including 20% contingency)	86
Life-of-mine closure capital	40
Total Sustaining Capex Including Closure	480

Source: Mesabi TRS, Table 19.3 (Financial Analysis Results). Figures stated in 2026 US$.
Table C.2 Project operating cost summary
Component	Unit cost (US$/MT of pellets)
Life-of-mine average operating cost (excluding Minnesota Taconite Production Tax)	57.22
Minnesota Taconite Production Tax	3.43
Life-of-mine average operating cost (inclusive of Minnesota Taconite Production Tax)	60.64

Source: Mesabi TRS, Section 18 (Capital and Operating Cost Estimates). Unit costs stated in 2026 US$ per metric tonne of DR Grade Iron Ore Pellets. Unit cost components and the total cost are reported to two decimal places. The Minnesota Taconite Production Tax of US$3.43 per metric tonne is derived from the underlying production tax rate of US$3.427 per metric tonne applied in the discounted cash flow model in Section 19 of the Mesabi TRS, as escalated from the rate currently in effect under Minnesota law as described in Section 19 of the Mesabi TRS. Figures have been rounded; totals may not foot due to rounding.
Investors are cautioned that capital and operating cost estimates are forecasts and are subject to revision based on numerous factors, including inflation, supply chain conditions, labor costs, equipment availability, regulatory developments and Operator decisions. The Operator is responsible for the actual capital and operating costs incurred at the Project, and we are not a party to, and have no direct rights or obligations in respect of, the construction or operation of the Project.
1.10   Life-of-mine plan
The mineral reserve estimate set forth in heading 1.11 below supports a 23-year life-of-mine plan. The life-of-mine plan reflects the 7.00 million long ton per annum DR Grade Iron Ore Pellet production constraint imposed by the current Air Emissions Facility Permit through 2027, the assumed lifting of that constraint thereafter, an average life-of-mine stripping ratio of 1.66 (waste-to-ore), an average life-of-mine weight recovery (concentrate basis) of 29.8%, and an average concentrate grade of 70.0% iron. Following ramp-up, the Project is designed to produce, over the life of mine, an average of approximately 6.99 million long tons per annum of concentrate and approximately 7.17 million long tons per annum of DR Grade Iron Ore Pellets. The point of reference for the mine plan is delivered to the primary crusher (i.e., as mill feed), inclusive of internal dilution and a 2.0% mining loss.
1.11   Summary of mineral resources and mineral reserves
The mineral resource and mineral reserve estimates set forth below have been prepared by DRA in accordance with S-K 1300 and are supported by the Mesabi TRS. The mineral resource estimate has an effective date of January 14, 2026. The mineral reserve estimate has an effective date of May 22, 2026. The Qualified Person responsible for the mineral resource estimate is Dr. Schadrac Ibrango, P.Geo., MBA, of DRA. The Qualified Person responsible for the mineral reserve estimate is Nigel Fung, P.Eng., of DRA. Each Qualified Person is independent of TMCR within the meaning of S-K 1300.
The estimates are based on a reasonable and justifiable long-term price for DR Grade Iron Ore Pellets of US$130.00 per metric tonne, FOB Louisiana, selected by the Qualified Persons. The mineral resource estimate includes parcels in which Cliffs claims a 50% undivided interest and that are the subject of ongoing arbitration, litigation and related proceedings between the Operator and Cliffs, and excludes three parcels owned 100% by Cliffs. The mineral reserve estimate excludes both.
Table C.3 Summary of mineral resources (exclusive of mineral reserves) at an effective date of January 14, 2026
Resource Category	Tonnage (MLT)	MagFe (%)	TotFe (%)	Weight Recovery (%)	CSiO₂ (%)	CONFE (%)
Indicated	214.5	20.5	31.9	28.8	1.8	70.0
Inferred	29.5	18.9	31.8	26.9	1.7	—
Notes to Table C.3:
(1)
Source: Mesabi TRS, Section 11. Single property; single commodity (iron); single geographic area (Itasca County, Minnesota, USA). Format reflects Instruction 1 to paragraph (d)(1) of Item 1304, modified for ease of presentation.

(2)
Price assumption: US$130.00 per metric tonne of DR Grade Iron Ore Pellets, FOB Louisiana. Point of reference: in-situ (in-place). Cut-off grade: 14.0% magnetic iron.

(3)
Tonnage is reported in millions of long tons (“MLT”) on a dry basis. “MagFe” means magnetic iron; “TotFe” means total iron; “Weight Recovery” means the dry weight recovery to direct-reduction concentrate (referred to in the Mesabi TRS as “DRIWREC”); “CSiO₂” means silica content of the resulting concentrate; “CONFE” means total iron content of the resulting concentrate. The Mesabi TRS reports CONFE for Indicated Resources only; CONFE is not reported for Inferred Resources, consistent with the lower level of geological confidence applicable to inferred resources.

(4)
Mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a lower level of confidence than indicated mineral resources and cannot be converted to mineral reserves; it is reasonably expected, however, that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration. There is no certainty that mineral resources will be converted to mineral reserves.

(5)
The mineral resource estimate includes parcels in which Cliffs claims a 50% undivided interest and that are the subject of ongoing arbitration, litigation and related proceedings between the Operator and Cliffs. The estimate excludes three parcels owned 100% by Cliffs.

(6)
Qualified Person: Dr. Schadrac Ibrango, P.Geo., MBA, of DRA Americas, Inc. Figures have been rounded; totals may not foot.

(7)
The Qualified Person responsible for the mineral resource estimate is not aware of any metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially impact the mineral resource estimate, other than the matters described in note (5) above.

Table C.4 Summary of mineral reserves at an effective date of May 22, 2026
Reserve Category	Tonnage (MLT)	MagFe (%)	TotFe (%)	Weight Recovery (%)	CSiO₂ (%)	CONFE (%)
Probable	515.5	21.1	31.7	29.8	1.8	70.0
Notes to Table C.4:
(1)
Source: Mesabi TRS, Section 12. Single property; single commodity (iron); single geographic area (Itasca County, Minnesota, USA).

(2)
Price assumption: US$130.00 per metric tonne of DR Grade Iron Ore Pellets, FOB Louisiana. Point of reference: delivered to the primary crusher (mill feed), inclusive of internal dilution and a 2.0% mining loss. Cut-off grade: 14.0% magnetic iron, based on a pit limit analysis and detailed pit design. The pit design reflects a life-of-mine stripping ratio of 1.66 (waste-to-ore).

(3)
Tonnage is reported in MLT, dry basis. “MagFe” means magnetic iron; “TotFe” means total iron; “Weight Recovery” means the dry weight recovery to direct-reduction concentrate (referred to in the Mesabi TRS as “DRIWREC”); “CSiO₂” means silica content of the resulting concentrate; “CONFE” means total iron content of the resulting concentrate. The mineral reserve estimate reflects a life-of-mine average metallurgical recovery of magnetic iron to concentrate of 96.48%.

(4)
All mineral reserves are classified as Probable at the discretion of the Qualified Person on the basis of modifying factors. The mineral reserve estimate is derived from the indicated mineral resource estimate (inferred resources have been excluded).

(5)
The estimate excludes (a) parcels that are 50% owned by the Operator and 50% owned by Cliffs that are subject to ongoing arbitration, litigation and related proceedings, and (b) parcels that are 100% owned by Cliffs. DRA does not opine or guarantee in any way that the Operator has or will have access to the entirety of the reserves in the parcels under litigation.

(6)
Qualified Person: Nigel Fung, P.Eng., of DRA Americas, Inc. The reserve estimate is based on a pre-feasibility study reflected in the Mesabi TRS. Figures have been rounded; totals may not foot.

(7)
The Qualified Person responsible for the mineral reserve estimate is not aware of any mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other factors that could materially impact the mineral reserve estimate, other than the matters described in note (5) above.

Material Assumptions for the Mineral Resource and Mineral Reserve Estimates
•
Mineral resource estimate.   The mineral resource estimate is based on (i) the drilling and sampling database described under heading 1.4 above; (ii) sample preparation and analytical procedures, including Davis Tube testing, conducted principally at Lerch Brothers, Inc. (for the 1960 – 2015 programs) and SGS Lakefield (for the 2024 – 2025 program); (iii) a single bulk density factor of 11.0 cubic feet per long ton derived from 208 density determinations conducted in 2011 on iron formation and waste samples; (iv) a geological interpretation based on the stratigraphy summarized in Section 6 of the Mesabi TRS; (v) a 14.0% in-situ magnetic iron cut-off grade; and (vi) a long-term DR Grade Iron Ore Pellet price of US$130.00 per metric tonne, FOB Louisiana.

•
Mineral reserve estimate.   The mineral reserve estimate is based on (i) the indicated mineral resource estimate (inferred resources have been excluded from the reserve); (ii) a pit limit analysis and detailed pit design, using a 14.0% magnetic iron cut-off grade and the price assumption described above; (iii) modifying factors including a 2.0% mining loss, internal dilution and a life-of-mine average metallurgical recovery of magnetic iron to concentrate of 96.48%; (iv) operating cost assumptions described in heading 1.9 above, including an average operating cost of $57.22 per metric tonne of pellets ($60.64 per metric tonne of pellets inclusive of the Minnesota Taconite Production Tax); (v) capital cost assumptions described in heading 1.9 above, including capital expenditure to complete construction of approximately $571 million as of January 1, 2026, sustaining capital of approximately $353 million for processing facilities (including civils and other infrastructure) and approximately $86 million for the tailings storage facility (in each case including 20% contingency), and total sustaining capital expenditure (including closure) of approximately $480 million; and (vi) the Operator’s continued ability to obtain and maintain the permits and approvals described under heading 1.3 above, including the air permit amendment described therein.
Probable classification of the entire reserve estimate reflects the Qualified Person’s exercise of discretion on the basis of modifying factors as further described in Section 12 of the Mesabi TRS. The mineral reserve estimate is not classified as Proven.
Comparison with Prior Year
TMCR is disclosing the mineral resource and mineral reserve estimates for the Mesabi Project for the first time, and accordingly there are no previously disclosed estimates of TMCR with which to compare for purposes of Item 1304(e) of Regulation S-K. The most recent estimate prepared for the Operator prior to the Mesabi TRS was a technical report dated August 22, 2025 prepared by DRA, which was not previously filed by TMCR with the SEC; differences between the August 22, 2025 estimate and the current estimate reflected in the Mesabi TRS are described in Sections 5 and 10 of the Mesabi TRS.
1.12   Summary Economic Analysis
The Mesabi TRS includes a summary economic analysis of the Mesabi Project based on the modifying factors, capital cost estimates, operating cost estimates and price assumptions described under headings 1.7, 1.9 and 1.11 above. The principal outputs of that economic analysis, as reported in the Mesabi TRS, are summarized in Table C.5 below.
Table C.5 Summary economic analysis
Metric	Pre-tax	After-tax
Net Present Value (8% discount rate)	$3,206 million	$2,631 million
Internal Rate of Return	49.8%	47.3%
Payback period (years)	2.03	2.08

Source: Mesabi TRS, Section 19 (Economic Analysis). Figures shown are project-level pre-tax and after-tax figures as reported in the Mesabi TRS, and reflect the modifying factors, capital cost estimates, operating cost estimates, mine plan, and DR Grade Iron Ore Pellet long-term price assumption of US$152.40 per metric tonne, FOB Louisiana (equivalent to US$120.40 per metric tonne FOB Mine, net of approximately US$32.00 per metric tonne of rail freight from the Mine to Louisiana), as described in Section 16 of the Mesabi TRS. This long-term price assumption is less conservative than the US$130.00 per metric tonne, FOB Louisiana price selected by the Qualified Persons to support the mineral resource and mineral reserve estimates set forth above (see heading 1.7 above). Figures have been rounded.
The economic analysis summarized in Table C.5 is presented at the Project level and reflects the cash flows of the Mesabi Project as a whole. TMCR holds the Mesabi Royalty over the Mesabi Project, and our economic exposure to the Project is limited to the cash flows we receive under the Mesabi Royalty. The economic analysis summarized above is not a projection of, and is not directly comparable to, our royalty revenue or cash flows in respect of the Mesabi Royalty. The Project-level economic analysis is sensitive to changes in the price of DR Grade Iron Ore Pellets, capital and operating cost estimates, modifying factors, metallurgical recoveries, ramp-up timing, permit outcomes (including the air permit amendment described under heading 1.3 above), the outcome of arbitration, litigation and related proceedings in respect of the excluded parcels, and other factors. Sensitivity analysis for these inputs is described in Section 19 of the

Mesabi TRS. See “Risk Factors — The operator of the Mesabi Property is engaged in disputes with Cleveland-Cliffs Inc. concerning mineral interests included in the mineral resource estimate, and an adverse outcome could reduce the resources or reserves available to the operator and, in turn, the gross production revenue against which the Mesabi Royalty is calculated” and “Risk Factors — Annual production at the Mesabi Property is currently capped at 7.00 million long tons of DR Grade Iron Ore Pellets under the operator’s existing Air Emissions Facility Permit; the long-term production assumed in the Mesabi TRS — and, accordingly, a meaningful portion of the royalty revenue we expect to receive under the Mesabi Royalty —  depends on the operator’s obtaining an amendment to that permit, which has not yet been obtained” in the body of this prospectus.
Conclusion of the Qualified Persons
The Mesabi TRS concludes that the technical and economic studies summarized therein support the disclosure of indicated and inferred mineral resources (exclusive of mineral reserves) and probable mineral reserves on the Mesabi Property, in each case in accordance with S-K 1300 and as further described in the Mesabi TRS. The Qualified Persons have identified certain assumptions and modifying factors, including the Operator’s continued ability to obtain and maintain permits and approvals (including the air permit amendment described under heading 1.3 above) and the outcome of ongoing arbitration, litigation and related proceedings in respect of certain excluded parcels, the failure of which could materially affect the mineral resource and mineral reserve estimates and the Project’s economic analysis. The Qualified Persons concluded that the technical and economic studies summarized in the Mesabi TRS support the disclosed estimates as of their respective effective dates.

         Common Shares

Prospectus

           , 2026

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers
Sections 159 to 164 of the BCBCA authorize companies to indemnify past and present directors, officers and certain other individuals for the liabilities incurred in connection with their services as such (including costs, expenses and settlement payments) unless such individual did not act honestly and in good faith with a view to the best interests of the company and, in the case of a criminal or administrative proceeding, if such individual did not have reasonable grounds for believing his or her conduct was lawful. In the case of a suit by or on behalf of the corporation, a court must approve the indemnification.
Our articles require us to indemnify directors and officers to the extent required by law.
We have entered into agreements with our directors and certain officers, or an Indemnitee, to indemnify the Indemnitee, to the fullest extent permitted by law and subject to certain limitations, against all liabilities, costs, charges and expenses reasonably incurred by an Indemnitee in an action or proceeding to which the Indemnitee was made a party by reason of the Indemnitee being an officer or director of (i) our company or (ii) an organization of which we are a shareholder or creditor if the Indemnitee serves such organization at our request.
We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.
Item 7.   Recent Sales of Unregistered Securities
Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act since January 1, 2022. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S, or Rule 701 of the Securities Act or as transactions not involving the sale of securities.
(1)
In November 2022, we issued an aggregate of 5,000,000 Common Shares at a purchase price of US$0.01 per share, for an aggregate purchase price of approximately US$50,000.

(2)
In February 2023, we issued an aggregate of 34,538,463 Common Shares at a purchase price of US$0.65 per share, for an aggregate purchase price of approximately US$22.45 million.

(3)
On March 21, 2023, we entered into a contribution and subscription agreement with Landsons Investment Corporation, pursuant to which we issued Landsons Investment Corporation 3,500,000 Common Shares at a purchase price of US$1.50 per share, for an aggregate purchase price of US$5.25 million.

(4)
On July 25, 2025, we issued an aggregate of 2,768,300 subscription receipts at a price of $5.00 per subscription receipt, for aggregate gross proceeds of approximately $13,841,500, to be held in escrow in accordance with the Subscription Receipt Agreement. In the event we do not meet the Release Conditions, the proceeds from the subscription receipts will be returned to the subscribers.

(5)
On September 8, 2025, we issued 2,139,770 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $10,698,850.

(6)
On September 8, 2025, we issued an aggregate of 299,100 subscription receipts at a price of $5.00 per subscription receipt, for aggregate gross proceeds of $1,495,500, to be held in escrow in accordance with the Subscription Receipt Agreement.

(7)
On October 31, 2025, we issued 67,081 subscription receipts at a price of $5.00 per subscription receipt for an aggregate gross proceeds of $335,405, to be held in escrow in accordance with the Subscription Receipt Agreement.

(8)
On November 10, 2025, we issued 430,000 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $2,150,000.

(9)
On December 5, 2025, we issued 2,000,000 Common Shares at a price of $5.00 per share for aggregate gross proceeds of $10,000,000.

(10)
On December 18, 2025 we issued 3,443,399 Common Shares upon the exercise of options under the Legacy Option Plan.

(11)
On February 12, 2026, we issued 1,000,000 Common Shares upon the grant of 1,000,000 Unrestricted Stock Awards under the 2025 Plan.

(12)
On March 3, 2026, the Compensation Committee of our board of directors, approved, subject to shareholder approval, the CEO Performance Plan and the grant of 3,000,000 PRSUs under the CEO Performance Plan to our Chief Executive Officer. On March 19, 2026, the shareholders approved the CEO Performance Plan.

(13)
On March 23, 2026, we issued 3,134,481 Common Shares on the conversion of the subscription receipts upon satisfaction of the Release Conditions for gross proceeds of $15,672,405, and interest income earned on the subscription receipts of $237,030.67.

(14)
On May 14, 2026, we issued 24,999 Common Shares to third party vendors of the Company at a deemed issue price of US$14.00 per share for past services.

(15)
On May 19, 2026, we issued 139,664 Common Shares upon the vesting of PSUs under the 2025 Plan.

(16)
On June 1, 2026, we issued an aggregate of 6,164,141 Common Shares at a purchase price of $13.00 per Common Share for aggregate gross proceeds of approximately $80.1 million pursuant to the PIPE Financing. Certain of our directors, executive officers and other related parties subscribed for and purchased PIPE Shares in the PIPE Financing on substantially the same terms (including the same per-share purchase price of $13.00) as the other PIPE investors.

(17)
On June 1, 2026, we issued 576,923 Common Shares at a price of $13.00 per share for aggregate gross proceeds of $7,500,000.

Item 8.   Exhibits and Financial Statement Schedules
(a)
Exhibits

The exhibit index attached hereto is incorporated herein by reference.
(b)
Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.
Item 9.   Undertakings
The undersigned Registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
To include any prospectus required by Section 10(a)(3) of the Securities Act.

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A. of Form 20-F” at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS
The following exhibits are filed as part of this registration statement.
Exhibit No.
3.1**	Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
5.1*	Form of Opinion of Blake, Cassels & Graydon LLP (incorporated by reference to Registration Statement on Form F-1, Amendment No. 1, filed on March 3, 2026)
10.1**	Investor Rights Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
10.2**	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
10.3†**	NORI Royalty Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
10.4**	2025 Plan (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
10.5**	Standby Equity Purchase Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
10.6**	Form of Lock-Up Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
10.7**	Brian Paes-Braga Consulting Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
10.8**	Donald Sewell Consulting Agreement (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
10.9**	CEO Performance Plan and Form of Award Certificate (incorporated by reference to Registration Statement on Form F-1, Amendment No. 1, filed on March 3, 2026)
10.10†**	Royalty Purchase Agreement, dated May 6, 2026, by and among TMCR USA Operations Inc., The Metals Royalty Company Inc. and Ironclad Royalties, LLC (incorporated by reference to Current Report on Form 6-K filed May 7, 2026
10.11†*	Amendment to Royalty Purchase Agreement, dated June 1, 2026, by and among TMCR USA Operations Inc., The Metals Royalty Company Inc. and Ironclad Royalties, LLC
10.12*	Form of PIPE Subscription Agreement
10.13†*	Loan Agreement, dated June 1, 2026, by and among The Metals Royalty Company Inc., as borrower and American Life & Security Corp
23.1***	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2*	Form of Consent of Blake, Cassels & Graydon LLP (included in Exhibit 5.1)
23.3*	Consents of DRA Americas, Inc.
23.4*	Consent of NewFields Canada Inc.
23.5*	Consent of Stantec Consulting Services Inc.
24.1*	Powers of Attorney (contained on signature page of this Registration Statement)
96.1*	S-K 1300 Technical Report Summary, Mesabi Metallics Projects, Nashwauk, Minnesota, USA, dated May 22, 2026.
99.2**	Code of Conduct (incorporated by reference to Registration Statement on Form F-1 filed on February 27, 2026)
107*	Filing Fee Table

*
Filed herewith

**
Previously filed

***
To be filed by amendment

†
Certain portions of exhibit have been omitted pursuant to Item 601 of Regulation S-K

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, Florida, United States, on          2026.
The Metals Royalty Company Inc.
By:

Brian Paes-Braga
Chief Executive Officer
We, the undersigned directors and officers of the Registrant, hereby severally constitute and appoint Brian Paes-Braga and Donald Sewell and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form F-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.
Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Brian Paes-Braga	Chief Executive Officer and Chairperson	, 2026
Donald Sewell	President and Chief Financial Officer	, 2026
Brian T. O’Neill	Director	, 2026
Gerard Barron	Director	, 2026
Jorge Fonseca	Director	, 2026
Hamed Shahbazi	Director	, 2026

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, the registrant’s duly authorized representative has signed the registration statement on Form F-1, in the City of New York, State of New York on         , 2026.
Cogency Global Inc.
Authorized U.S. Representative
By:

Name:
Colleen A. De Vries

Title:
Sr. Vice President on behalf of Cogency Global Inc.